     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 14, 1997
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-2

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                            CAPITAL CORP OF THE WEST

             (Exact name of registrant as specified in its charter)

          CALIFORNIA                         6022                  77-0405791
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                        No.)

           1160 WEST OLIVE AVENUE, SUITE A, MERCED, CALIFORNIA 95348
                                 (209) 725-2200

         (Address, including ZIP code, and telephone number, including area code, of registrant's principal executive offices)

                                THOMAS T. HAWKER
                            CAPITAL CORP OF THE WEST
                        1160 WEST OLIVE AVENUE, SUITE A
                            MERCED, CALIFORNIA 95348
                                 (209) 725-2200

 (Name, address, including ZIP code, and telephone number, including area code, of agent for service)
                            ------------------------

                          COPIES OF COMMUNICATIONS TO:

           THOMAS G. REDDY                           HENRY M. FIELDS
           JAMES M. ROCKETT                        KRISTIAN E. WIGGERT
McCutchen, Doyle, Brown & Enersen, LLP           Morrison & Foerster LLP
       Three Embarcadero Center             555 West Fifth Street, Suite 3500
   San Francisco, California 94111            Los Angeles, California 90013
          Fax: 415-393-2286                         Fax: 213-892-5454

                            ------------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                                                       PROPOSED MAXIMUM
                                                                  PROPOSED MAXIMUM         AGGREGATE
          TITLE OF EACH CLASS OF                 AMOUNT TO         OFFERING PRICE          OFFERING             AMOUNT OF
       SECURITIES TO BE REGISTERED           BE REGISTERED(1)       PER SHARE(2)         PRICE(1),(2)       REGISTRATION FEE
Common Stock, no par value................   1,600,000 shares          $12.25             $19,600,000            $5,940

(1) Includes 208,163 shares that the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee based on the average of the high and low prices for the Common Stock as reported on the Nasdaq National Market on July 11, 1997, pursuant to Rule 457 of the Securities Act of 1933, as amended.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                1,387,755 SHARES

                            CAPITAL CORP OF THE WEST

                                  COMMON STOCK

    Capital Corp of the West ("Capital Corp" or the "Company"), a bank holding company organized under the laws of the State of California, is offering for sale 1,387,755 shares of its Common Stock, no par value (the "Offering"). The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "CCOW." On July 11, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $12.25 per share. See "Price Range of Common Stock."

    THE PURCHASE OF SECURITIES IN THE OFFERING INVOLVES CERTAIN SIGNIFICANT INVESTMENT RISKS. PROSPECTIVE INVESTORS ARE URGED TO READ AND CONSIDER
     CAREFULLY THE INFORMATION SET FORTH UNDER THE HEADING "RISK FACTORS"
                             BEGINNING ON PAGE 11.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
           THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION PASSED UPON THE ACCURACY
                    OR ADEQUACY OF THIS PROSPECTUS. ANY
                         REPRESENTATION TO THE CONTRARY
                          IS A CRIMINAL OFFENSE.

                                             PRICE TO PUBLIC       UNDERWRITING DISCOUNT(1)   PROCEEDS TO COMPANY(2)
Per Share..............................             $                         $                         $
Total (3)..............................             $                         $                         $

(1) See "Underwriting" for indemnification arrangements with the Underwriter.

(2) Before deducting expenses payable by the Company estimated at $400,000.

(3) The Company has granted to the Underwriter a 30-day option to purchase up to an aggregate of 208,163 additional shares of Common Stock, solely to cover over-allotments, if any. If all such shares are purchased, the total Price
    to Public, Underwriting Discount and Proceeds to Company will be $         ,
    $         and $         , respectively. See "Underwriting."

    The shares of Common Stock are offered by the Underwriter subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriter to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be made available for delivery
on or about       , 1997.

                                  SUTRO & CO.
                                  INCORPORATED

                  The date of this Prospectus is       , 1997

    IN CONNECTION WITH THE OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THE LEVEL THAT MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET, INCLUDING ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER OR ITS AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS. EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITER'S OVER-ALLOTMENT OPTION. SEE "UNDERWRITING." ALL SHARE AND PER SHARE INFORMATION IS ADJUSTED TO REFLECT THE THREE-FOR-TWO STOCK SPLIT EFFECTED IN MAY 1997. THIS PROSPECTUS AND CERTAIN INFORMATION INCORPORATED BY REFERENCE HEREIN CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). DISCUSSIONS CONTAINING SUCH FORWARD-LOOKING STATEMENTS MAY BE FOUND IN THE MATERIAL SET FORTH UNDER "PROSPECTUS SUMMARY," "BRANCH ACQUISITION," "CAPITALIZATION," "UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "BUSINESS OF CAPITAL CORP OF THE WEST" AND "REGULATION AND SUPERVISION" AS WELL AS IN THE PROSPECTUS GENERALLY. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF A VARIETY OF FACTORS, INCLUDING THOSE SET FORTH IN THE SECTION ENTITLED "RISK FACTORS" AND ELSEWHERE IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS.

THE COMPANY

    Capital Corp is a corporation organized under the laws of the State of California and has its principal office in Merced, California, in California's Central Valley. At March 31, 1997, Capital Corp had consolidated assets of $286 million, deposits of $247 million and shareholders' equity of $22 million. Capital Corp's principal subsidiary is County Bank, a state-licensed nonmember commercial bank ("County Bank" or the "Bank"). County Bank was originally founded in 1977, and in 1995 management reorganized the ownership of County Bank into a holding company structure. County Bank conducts a general commercial banking business through its nine banking offices throughout Merced, Stanislaus and Tuolumne counties. At March 31, 1997, County Bank had assets of $255 million, deposits of $222 million and shareholder's equity of $17 million. Its primary business is making commercial, agricultural, consumer and real estate loans in its service area. In 1996, Capital Corp acquired an industrial loan company, Town and Country Finance and Thrift Company ("Town & Country"), which at March 31, 1997, had four offices in Turlock, Modesto, Visalia and Fresno, assets of $31 million, deposits of $25 million and shareholder's equity of $5 million. Town & Country specializes in consumer lending, primarily automobile dealer contract financing. Deposits at County Bank and Town & Country are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to applicable limits. See "Business of Capital Corp of the West."

BRANCH ACQUISITION

    County Bank and Bank of America have entered into a Branch Purchase and Assumption Agreement dated June 25, 1997 (the "P&A Agreement") under which County Bank will acquire three Bank of America branches (the "Branches") located in Livingston, Dos Palos and Mariposa, California (the "Branch Acquisition"). Under the P&A Agreement, County Bank will pay the fair market value of the premises and furniture, fixtures and equipment in the Branches and a premium of 7.28% of the deposits at the Branches at the time of closing, or approximately $5.7 million based on transferable deposits of $78.9 million at the Branches at March 31, 1997. Bank of America will pay to County Bank cash equal to the amount of the assumed deposits at closing (net of amounts owed by County Bank for premises, furniture, fixtures and equipment and the premium). County Bank will not acquire any loans in the Branch Acquisition. County Bank has entered into the P&A Agreement in order to expand its service area throughout the Central Valley of California. County Bank views this geographic area as a natural extension of its existing service area in Merced, Stanislaus and Tuolumne counties. County Bank believes that this extension represents an opportunity for County Bank to provide a level of service in the areas served by the Branches that the major banks in California generally do not provide. Completion of the Branch Acquisition is subject to satisfaction of numerous conditions, including receipt of regulatory approvals. The

Branch Acquisition raises numerous possible risks to the Company and to investors. See "Risk Factors-- Branch Acquisition" and "Branch Acquisition."

RISK FACTORS

    The purchase of Common Stock in the Offering involves certain significant investment risks. Among others, these risks include the possibility that the Company will not complete the Branch Acquisition; risks inherent in implementation of the Branch Acquisition; risks related to the stability of deposits at the Branches to be acquired in the Branch Acquisition; general risks of commercial lending; risks related to asset quality; risks related to the Company's dependence on key personnel and its ability to manage existing and future growth; risks related to competition; risks posed by present and future government regulation and legislation; risks resulting from federal monetary policy; the lack of historical dividends, the Bank's undertaking not to pay cash dividends to the Company for an indefinite period and the uncertain prospect for future dividends; risks related to potential volatility of the price of the Common Stock; and risks related to certain provisions of the Company's charter documents that might delay or deter a change in control of the Company or otherwise have an adverse effect on the price of the Common Stock. See "Risk Factors."

OPERATING STRATEGIES

    For 20 years, County Bank has engaged in traditional community banking activities, including originating commercial, agricultural, consumer and real estate loans, and gathering local deposits to fund these activities. The Bank has nine branches in Merced, Stanislaus and Tuolumne counties. Four of the branches have been established in the last two years. Town & Country, acquired in 1996, also has branches in Fresno and Tulare counties.

    The Bank's current operating strategy emphasizes personalized, quality banking products and services to small and medium-sized businesses, professionals, retail customers and the local communities. It also includes plans for continued expansion within the existing market area and adjacent counties. The Bank has received regulatory approval to open a branch in Madera, California, located in Madera County, and intends to do so in late 1997. The Bank is also committed to keeping current with modern banking technology. The industry continues to increase its emphasis on technology as a means to stay efficient and to provide convenient service delivery systems, and the Bank is committed to keeping pace with these changes.

    Factors affecting the Bank's performance include the following.

    - STRONG CORE GROWTH. Over the last several years, the Bank has increased its market share in Merced County by over 1% each year and, according to the most recent data available, now holds over 16% of deposits in Merced County. In addition, the Bank looks forward to making similar progress in its newer markets--Stanislaus and Tuolumne counties. The Company believes that the Branch Acquisition presents an opportunity to expand further within Merced County and to expand to Mariposa County. The Branches present unique marketing opportunities because the Bank is well known in this geographic area and will be faced with limited competition. No assurance can be given that the Bank will continue to increase its market share of deposits in its market areas.

    - STRATEGIC GROWTH OBJECTIVES. The Company seeks to grow strategically by capturing meaningful market share in markets in which competition by other independent bank competitors is relatively limited. Pursuant to this strategy, the Company began to expand its service area in 1995. The Company will seek growth by DE NOVO branching, strategic acquisitions such as the acquisition of Town & Country in 1996, and branch acquisitions. The pursuit of growth may initially have an adverse effect on earnings, but management believes that achieving strong market share and strategically expanding its service area are keys to long-term profitability.

    - DIVERSIFIED REVENUE SOURCES. The Bank has expanded through branching to provide geographic and economic diversity to its revenue base. Over the last two years, the Bank has opened offices in Turlock, Sonora and Modesto to build a broader community base and a more economically diverse lending function. In this period, the Bank has also introduced numerous lending products, such as a professional line of credit product and an accounts receivable financing program for small commercial businesses known as "Business Manager." The Bank currently has certified lender status from the U.S. Small Business Administration as a small business loan originator.

    - STABLE INTEREST MARGIN. The Bank has enjoyed stable levels of net interest income throughout its 20-year history. Analysis of the Bank's risk to changes in interest rates is conducted on a regular basis. A primary reason for the Bank's stable interest margin is that most of its loan portfolio earns interest at a variable rate that is indexed to the Bank's own cost of funds. Another reason for the stable interest margin is that the Bank's core deposits (defined as all deposits other than time deposits over $100,000) currently equal approximately 95% of total deposits. Core deposits are generally considered a more stable and lower cost source of funds than certificates of deposit over $100,000 or outside borrowings.

    - STABLE, EXPERIENCED MANAGEMENT. The Bank's and the Company's senior officers have extensive and successful experience in managing commercial banks in the Central Valley and in Northern California. The four senior officers of the Company and the Bank have combined experience of over 80 years in community and commercial banking.

    - PROGRESSIVE IN TECHNOLOGY. The Bank understands the need to keep systems current in this world of changing technologies. Some of the enhancements the Bank has made over the last few years include: an online and offline debit card, customer statement imaging, an Internet home page, optical storage and retrieval of documents and automated credit scoring. Progress is being made towards electronic home banking and cash management programs for both personal and business customers.

    - SUCCESSFUL AGRICULTURAL LENDER. The Central Valley is primarily an agricultural community. The Bank has been a profitable and successful lender to the agricultural community over the years. Agricultural loans comprised approximately 20.8% of the portfolio as of March 31, 1997. Historical loan loss experience has been low; from 1992 through 1996, annual agricultural loan losses averaged approximately .4% of the total agricultural loan portfolio. In addition, the Bank makes long-term real estate loans on agricultural properties for sale in the secondary market.

                                  THE OFFERING

Common Stock Offered.........................  1,387,755 shares (1)

Common Stock to be Outstanding after the       3,994,233 shares (1)(2). See
  Offering...................................  "Capitalization."

Use of Proceeds..............................  To provide capital necessary to maintain capital ratios upon completion of the Branch
                                               Acquisition and for general corporate
                                               purposes. See "Branch Acquisition" and "Use
                                               of Proceeds."

Nasdaq National Market symbol................  CCOW

------------------------

(1) Excludes up to 208,163 shares of Common Stock that may be sold by the Company pursuant to the Underwriter's over-allotment option. See "Underwriting."

(2) Based on shares outstanding as of June 20, 1997. Excludes 175,603 shares of Common Stock issuable upon exercise of stock options outstanding as of June 20, 1997 and exercisable within 60 days from such date with exercise prices ranging from $5.40 to $12.50 per share and 38,651 shares of Common Stock issuable upon exercise of options outstanding but not exercisable within 60 days.

RECENT DEVELOPMENTS

    At March 31, 1997, the Company's allowance for loan losses was $2,674,000, of which $1,725,000 was specifically allocable to a particular real estate development loan with a balance of $3,458,000. In the second quarter of 1997, the project funded by the loan became involved in litigation among other parties, and development was suspended for an undetermined period. Without the imminent prospect for completion of the project, the Company made the judgment that its collateral position, subordinate in large part to bonds used to finance the project, should conservatively not be accorded any value and accordingly charged off the entire balance of the loan. The Company will nonetheless vigorously pursue efforts to realize a potential recovery on the loan.

    In response to this action and as a result of adoption of a new loan loss reserve policy discussed below, the Company made provisions to the allowance for loan losses of $3,236,000 in the second quarter of 1997. At June 30, 1997, the allowance for loan losses totaled $2,268,000 or 1.16% of total loans. The write-off substantially reduced the Company's nonperforming assets. At June 30, 1997, nonperforming assets totaled $2,793,000 or .95% of total assets, nonperforming loans totaled $2,377,000 or 1.22% of total loans and the allowance for loan losses totaled 95.41% of nonperforming loans.

    The decision to increase the reserve above previous levels resulted in part from the adoption by the Company of a new loan loss reserve policy, which the Company first implemented in the second quarter. Under its new methodology, the Company is grading its loans and analyzing the migration of loans from grade to grade over time to determine appropriate levels of the allowance. See "Business of Capital Corp of the West--Allowance and Provisions for Loan Losses." No assurance can be given that the new methodology will result in an allowance for loan losses that is adequate to cover all losses that occur in the loan portfolio from time to time.

    In the second quarter, the Company also recognized a gain of approximately $511,000 on asset sales in its real estate subsidiary that in part offset the negative impact on earnings of the loan loss provision. See "Business of Capital Corp of the West--Real Estate Development Activities."

    After giving effect to the provision for loan losses and the gain on asset sales, the Company expects to report a loss for the three months ended June 30, 1997, of approximately $940,000, or $0.36 per share, and a loss for the six months ended June 30, 1997 of approximately $430,000, or $0.16 per share.

                         SELECTED FINANCIAL INFORMATION

    The following tables present selected historical consolidated financial information, including per share information, for Capital Corp. The following financial data should be read in conjunction with the consolidated financial statements of Capital Corp included or incorporated by reference in this Prospectus and the notes to such statements.

                                    AT OR FOR THE
                                  THREE MONTHS ENDED
                                      MARCH 31,                AT OR FOR THE YEAR ENDED DECEMBER 31,
                                 --------------------  -----------------------------------------------------
                                   1997       1996       1996       1995       1994       1993       1992
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                             (DOLLARS IN THOUSANDS EXCEPT PER SHARE INFORMATION)
RESULTS OF OPERATIONS
Interest income................  $   5,601  $   4,250  $  19,351  $  15,873  $  12,807  $  11,483  $  11,370
Interest expense...............      2,072      1,512      6,865      5,717      3,850      3,061      3,948
Net interest income............      3,529      2,738     12,486     10,156      8,957      8,422      7,422
Provision for loan losses......        240        160      1,513        228     --            254        162
Noninterest income (loss)......        734        571      2,935     (1,224)       805        679        884
Noninterest expense............      3,240      2,353     10,736      8,146      6,923      6,459      6,302
Net income.....................        513        501      2,009        335      1,736      1,783      1,166
BALANCE SHEET
Total assets...................  $ 285,884  $ 214,512  $ 265,989  $ 209,033  $ 178,121  $ 155,178  $ 141,988
Net loans......................    185,381    136,483    180,455    132,035    111,979    105,377     95,719
Intangible assets..............      2,364     --          2,404     --         --         --         --
Deposits.......................    247,446    194,499    238,345    192,601    163,199    141,730    130,508
Other borrowed funds...........     12,388      3,506        106        107        107     --         --
Shareholders' equity...........     21,669     15,243     20,974     15,093     14,082     12,633     10,853
FINANCIAL RATIOS
CAPITAL RATIOS (1)
Leverage ratio.................       7.19%      7.50%      7.31%      7.50%      8.38%      8.39%      7.74%
Tier 1 risk-based capital......       9.04       9.10       8.95       9.22      10.50      10.20       9.44
Total risk-based capital.......      10.27      10.22      10.20      10.27      11.70      11.40      10.69
ASSET QUALITY RATIOS
Nonperforming loans/total loans
  (2)..........................       3.54%      5.08%      3.04%      3.63%       .62%      1.01%      1.24%
Nonperforming assets/total
  assets (3)...................       2.84       3.96       2.64       2.34        .39        .70       1.33
Allowance for loan losses/
  nonperforming loans..........      40.11      26.48      50.14      35.07     231.90     161.31     133.66
PERFORMANCE RATIOS
Return on average assets.......       0.76%      0.99%      0.88%       .18%      1.05%      1.24%       .86%
Return on average equity.......       9.58      13.30      11.05       2.16      12.81      15.06      11.37
Net interest margin (4)........       5.96       5.46       6.16       6.09       6.03       6.63       6.26
Net interest spread (5)........       5.48       5.54       5.60       5.52       5.57       6.22       5.83
Average loans to average
  deposits.....................      77.42      71.82      76.31      71.12      73.12      94.24      80.55
Efficiency ratio (6)...........      76.00      71.11      69.62      91.20      70.92      70.97      75.87
PER SHARE INFORMATION (7)
Net income (8).................      $0.20      $0.24      $0.85      $0.16      $0.83      $0.85      $0.56
Dividends declared.............     --         --            .03     --         --         --         --
Book value (9).................       8.31       7.25       8.06       7.16       6.69       6.01       5.16
Tangible book value (9)........       7.41       7.25       7.14       7.16       6.69       6.01       5.16
Shares outstanding at period
  end (000)....................      2,606      2,103      2,582      2,103      2,101      1,999      1,999
Weighted average shares
  outstanding (000)............      2,593      2,004      2,367      2,102      2,000      1,999      1,999

------------------------
(1) The risk-based and leverage capital ratios are defined in "Regulation and Supervision" and are set forth in "Capitalization." Based on preliminary information, the Company expects its leverage, Tier 1 risk-based and total risk-based capital ratios as of June 30, 1997, to be 6.85%, 8.44% and 9.45%, respectively.

(2) Nonperforming loans consist of loans on nonaccrual, loans past due 90 days or more and restructured loans.

(3) Nonperforming assets consist of nonperforming loans and other real estate owned.

(4) Net interest margin is net interest income expressed as a percentage of average total interest-earning assets.

(5) Net interest spread is the difference between the yield on average total interest-earning assets and cost of average total interest-bearing liabilities.

(6) The efficiency ratio is the ratio of noninterest expense to the sum of net interest income before provision for loan losses and total noninterest income.

(7) Per share data reflects 15% stock dividends in June 1994 and June 1995, 5% stock dividend in August 1996 and three-for-two stock split in May 1997.

(8) Based on weighted average shares outstanding excluding shares issuable upon exercise of outstanding options.

(9) Based on shares outstanding at period end excluding shares issuable upon exercise of outstanding options.

          SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

    The following table presents a summary of the unaudited pro forma combined financial information, which represents the pro forma accounting impacts of the Branch Acquisition and the Offering on the Company's historical balance sheet at March 31, 1997 and the Company's historical income statements for the three months ended March 31, 1997 and the year ended December 31, 1996. The unaudited pro forma financial information assumes approximately $15.4 million in net proceeds is raised in the Offering and the Company assumes $78.9 million in deposits and pays a $5.7 million deposit premium and $1.2 million for the branch premises and furniture, fixture and equipment in connection with the Branch Acquisition. Pro forma accounting impacts on the Company's historical balance sheet and income statements for the three months ended March 31, 1997 are based on the assumption that the Branch Acquisition and the Offering had been completed on January 1, 1997. Pro forma accounting impacts on the historical balance sheet and income statements for the year ended December 31, 1996 are based on the assumption that the Branch Acquisition and the Offering had been completed on January 1, 1996. Included in the pro forma income statements are non-recurring charges that are related to the Branch Acquisition. These non-recurring charges are expensed in the first three months of the pro forma income statements. As a result, the impact to the pro forma income statement for the three months ended March 31, 1997 is not indicative of on-going subsequent pro forma quarterly impacts. The Branch Acquisition is expected to be accounted for based on the purchase method of accounting. The following table should be read in conjunction with the section entitled "Unaudited Pro Forma Combined Financial Information" and the assumptions set forth therein. No assurance can be given that the pro forma financial statements or the assumptions on which they are based are accurate or will be realized.

                        PRO FORMA FINANCIAL INFORMATION

                                                                                FOR THE THREE        FOR THE
                                                                                 MONTHS ENDED      YEAR ENDED
                                                                                MARCH 31, 1997  DECEMBER 31, 1996
                                                                                --------------  -----------------
                                                                                         (IN THOUSANDS)
RESULTS OF OPERATIONS
Total interest income.........................................................    $    6,922        $  25,395
Total interest expense........................................................         2,605            8,836
                                                                                --------------        -------
Net interest income...........................................................         4,317           16,559
Provision for loan losses.....................................................           240            1,585
                                                                                --------------        -------
Net interest income after provision...........................................         4,077           14,974
Total other income............................................................           910            3,626
Total other expenses..........................................................         4,100           13,485
                                                                                --------------        -------
Net income before taxes.......................................................           887            5,116
Provision for income taxes....................................................           311            1,941
                                                                                --------------        -------
Net income....................................................................    $      576        $   3,174
                                                                                --------------        -------
                                                                                --------------        -------


                                                                                 AT MARCH 31,
                                                                                     1997
                                                                                --------------
                                                                                (IN THOUSANDS)
BALANCE SHEET
ASSETS
Cash and noninterest-bearing deposits.........................................    $  105,314
Time deposits with other banks................................................         1,288
Available-for-sale securities.................................................        46,046
Held-to-maturity securities...................................................        11,456
Loans, net....................................................................       185,381
Interest receivable...........................................................         1,985
Premises and equipment, net...................................................         9,295
Intangibles...................................................................         8,106
Other assets..................................................................        11,302
                                                                                --------------
  Total Assets................................................................    $  380,173
                                                                                --------------
                                                                                --------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits......................................................................    $  326,325
Fed funds purchased and repurchase agreements.................................         5,870
Borrowings....................................................................         6,518
Other liabilities.............................................................         4,381
Shareholders' equity:
  Common stock................................................................        31,002
  Retained earnings...........................................................         6,239
  Investment securities unrealized loss.......................................          (162)
                                                                                --------------
  Total shareholders' equity..................................................        37,079
                                                                                --------------
  Total liabilities and shareholders'equity...................................    $  380,173
                                                                                --------------
                                                                                --------------

                                                                          AT MARCH 31, 1997
                                                                        ----------------------
                                                                         ACTUAL     PRO FORMA
                                                                        ---------  -----------
FINANCIAL RATIOS
CAPITAL RATIOS (1)
Leverage ratio........................................................       7.19%       7.98%
Tier 1 risk-based capital.............................................       9.04       12.37
Total risk-based capital..............................................      10.27       13.51

ASSET QUALITY RATIOS
Nonperforming loans/total loans (2)...................................       3.54%       3.54%
Nonperforming assets/total assets (3).................................       2.84        2.14
Allowance for loan losses/nonperforming loans.........................      40.11       40.11

                                                                         FOR THE THREE MONTHS
                                                                                ENDED             FOR THE YEAR ENDED
                                                                            MARCH 31, 1997        DECEMBER 31, 1996
                                                                        ----------------------  ----------------------
                                                                         ACTUAL     PRO FORMA    ACTUAL     PRO FORMA
                                                                        ---------  -----------  ---------  -----------
PERFORMANCE RATIOS
Return on average assets..............................................       0.76%       0.63%       0.88%       0.98%
Return on average equity..............................................       9.58        6.25       11.05        9.45
Net interest margin (4)...............................................       5.96        5.34        6.16        5.69
Net interest spread (5)...............................................       5.48        4.93        5.60        5.26
Efficiency ratio (6)..................................................      76.00       78.45       69.62       66.80

PER SHARE INFORMATION (7)
Net income (8)........................................................  $    0.20   $    0.14   $    0.85   $    0.85
Dividends declared....................................................     --          --            0.03        0.03
Book value (9)........................................................       8.31        9.28        8.06        9.12
Tangible book value (9)...............................................       7.41        7.25        7.14        7.08
Shares outstanding at period-end (000)................................      2,606       3,993       2,582       3,969
Weighted average shares outstanding (000).............................      2,593       3,980       2,367       3,755

------------------------

(1) The risk-based and leverage capital ratios are defined in "Regulation and Supervision" and are set forth in "Capitalization." Based on preliminary information, the Company expects its leverage, Tier 1 risk-based and total risk-based capital ratios as of June 30, 1997, to be 6.85%, 8.44% and 9.45%, respectively.

(2) Nonperforming loans consist of loans on nonaccrual, loans past due 90 days or more and restructured loans.

(3) Nonperforming assets consist of loans on nonperforming loans and other real estate owned.

(4) Net interest margin is net interest income expressed as a percentage of average total interest-earning assets.

(5) Net interest spread is the difference between the yield on total interest-earning assets and cost of total interest-bearing liabilities.

(6) The efficiency ratio is the ratio of noninterest expense to the sum of net interest income before provision for loan losses and total noninterest income.

(7) Per share data reflects 15% stock dividends in June 1994 and June 1995, 5% stock dividend in August 1996 and three-for-two stock split in May 1997.

(8) Based on weighted average shares outstanding excluding shares issuable upon exercise of outstanding options.

(9) Based on shares outstanding at period end excluding shares issuable upon exercise of outstanding options.

                                  RISK FACTORS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF A VARIETY OF FACTORS, INCLUDING THOSE SET FORTH IN THE FOLLOWING RISK FACTORS AND ELSEWHERE IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS. IN EVALUATING AN INVESTMENT IN THE COMMON STOCK, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION PRESENTED IN THIS PROSPECTUS.

    BRANCH ACQUISITION. The Branch Acquisition presents many possible risks to the Company and to investors, whether or not it is completed.

    RISKS OF NONCOMPLETION. The Company intends to invest approximately $14 million of the proceeds of the Offering as a capital contribution to County Bank to help it finance the acquisition of three Branches from Bank of America and to maintain its capital ratios after completion of the Branch Acquisition. The Offering will be completed before completion of the Branch Acquisition. Completion of the Branch Acquisition is subject to numerous conditions, including receipt of approvals from the FDIC and the California Department of Financial Institutions, formerly the State Banking Department (the "Department"). No assurance can be given that such approvals will be received, that the other conditions will satisfied, that the Branch Acquisition will be completed or that it will be completed on the terms now anticipated by the Company. In the event that County Bank fails to complete the purchase of one or more Branches, it will be obligated to pay to Bank of America a break-up fee in the amount of $75,000 per Branch for each Branch that is not acquired. Bank of America may terminate the P&A Agreement and become entitled to the break-up fee if the Offering is not completed by November 14, 1997.

    If the Branch Acquisition is not completed, the Company has no current specific plans for the use of the net proceeds of this Offering. As a consequence, the Company's management will retain broad discretion in the allocation of the net proceeds of this Offering. If the Branch Acquisition is not completed, the Company reserves the right to use the proceeds that otherwise would have been applied to the Branch Acquisition for other purposes, including general corporate purposes or for other acquisitions or expansion opportunities. At present, management has not identified any such acquisitions or expansion opportunities. If the Company raises capital through the Offering but does not promptly obtain additional deposits and/or borrowings and assets through the Branch Acquisition or otherwise, the Company's capital will substantially exceed its immediate needs. No assurance can be given that the Company will be able to invest the proceeds of the Offering in a manner that will not result in a decrease in return on equity and return on assets. If the Branch Acquisition is not completed, no assurance can be given that the Company will use the proceeds of the Offering for any particular purpose or in any particular manner. See "Branch Acquisition" and "Use of Proceeds."

    RISKS OF IMPLEMENTATION. If the Branch Acquisition is completed, the assimilation of the Branches will place increased demands on management of the Company. The significant increase in assets (initially in the form of cash), the plan to increase County Bank's commercial lending activities over the next several years and the Company's ability to integrate the Branches and implement its operating strategy increase the possible risks inherent in an investment in the Company. No assurance can be given that the Company will be able to invest funds received on account of deposits assumed as a result of the Branch Acquisition in assets earning any particular rate of return or that it will be able to achieve and maintain satisfactory underwriting standards when seeking to invest those funds in loans. Although the Company has experience in acquiring individual branches and other smaller institutions, it has not previously completed an acquisition as large as the Branch Acquisition. The successful completion of large acquisitions imposes greater burdens on management and on the systems and operations of a purchaser than a smaller acquisition, and the risk of partial or complete failure and the economic consequences of failure are greater. Additionally, completion of the Branch Acquisition will increase the total asset size of the Company by 33% from $285 million to approximately $380 million based on assets at March 31, 1997. See "Branch Acquisition" and "Selected Unaudited Pro Forma Combined Financial Information."

    STABILITY OF ACQUIRED DEPOSITS. Even if the Branch Acquisition is completed, no assurance can be given that the amount of deposits at each of the acquired Branches will not have decreased or increased between March 31, 1997 and the date the Branch Acquisition is completed, or after the date on which the Branch Acquisition is completed. If the deposits decrease before or after completion, the Company's return on equity and return on assets may be adversely affected, since the amount of leverage on the capital raised in the Offering will be less than currently anticipated by management. The P&A Agreement prohibits Bank of America from opening a full-service branch within 10 miles of a Branch for 12 months but does not prohibit it from establishing in-store branch offices in the vicinity of the Branches to be acquired. No assurance can be given that Bank of America will not open in-store branches to compete with the Branches to be acquired for deposit and loan business or that the assumed deposits will not be lost to other competing institutions. See "Branch Acquisition" and "Business of Capital Corp of the West-- Competition."

    GENERAL LENDING RISKS. The Company's subsidiaries are engaged primarily in commercial and, to a lesser extent, consumer lending. The risk of nonpayment of loans is inherent in the lending business. The ability of borrowers to repay their obligations can be adversely affected by factors beyond the control of the Company, including local market conditions and general market conditions. A substantial portion of the Company's loans are secured by liens on real estate. These same factors may adversely affect the value of real estate as collateral. The Company maintains an allowance for loan losses and periodically makes additional provisions to the allowance to reflect the level of losses determined by management to be inherent in the loan portfolio from time to time. However, the level of the allowance and the amount of such provisions are only estimates based on management's judgment, and no assurance can be given that actual losses incurred will not exceed the amount of the allowance or require substantial additional provisions to the allowance. See "Business of Capital Corp of the West--Nonperforming Assets" and
"--Allowance and Provisions for Loan Losses."

    ASSET QUALITY. The economy in the Company's primary market area and the real estate market in particular have suffered from the effects of a recession in the first half of this decade. Some of the effects of the recession were declines in defense and military programs (including a base closure in the Company's service area), declines in property values, and decreased demand for goods and services. These conditions have had an adverse effect on the ability of certain borrowers to perform under the original terms of their obligations to the Company. The Company's lending focus includes loans secured by real estate and loans to the agricultural industry. Both of these types of loans have been adversely affected by market conditions. The Company's level of nonperforming loans increased from $699,000 at December 31, 1994, to $6,666,000 at March 31, 1997. During this same period, the allowance for loan losses increased from $1,621,000 to $2,674,000, but it decreased as a percentage of nonperforming loans from 232% to 40%.

    In the three months ended June 30, 1997, the Company made a provision of $3,236,000 for loan losses and charged off a real estate development loan with a balance of $3,458,000. After giving effect to the charge-off, the provision brought the allowance to approximately $2,268,000 or 1.16% of total loans. The write-off substantially reduced the Company's nonperforming assets. At June 30, 1997, nonperforming assets totaled $2,793,000 or .95% of total assets, nonperforming loans totaled $2,377,000 or 1.22% of total loans and the allowance for loan losses totaled 95.41% of nonperforming loans. See "Prospectus Summary--Recent Developments." No assurance can be given that nonperforming loans will not increase or that the allowance for loan losses will be adequate to cover losses inherent in the loan portfolio. See "Business of Capital Corp of the West--Nonperforming Assets" and "--Allowance and Provisions for Loan Losses."

    California is prone to earthquakes and other natural disasters, including floods and droughts. The Company's properties and substantially all of the real and personal property securing loans in the Company's portfolio are located in California. Its agricultural customers are dependent on consistent supplies of water for irrigation purposes. The Company faces the risk that many of its borrowers may experience uninsured property damage, sustained interruption of their businesses or loss of their jobs from earthquakes, floods, droughts and other disasters. As a result of these events, borrowers may be unable to repay their loans in accordance with their terms and the collateral for such loans may decline significantly in value. No assurance can be given that the allowance for loan losses will be adequate to cover losses resulting from such natural disasters. See "Business of Capital Corp of the West--External Factors Affecting Asset Quality."

    DEPENDENCE ON KEY PERSONNEL. The Company's success depends to a significant extent on the performance of its president and its executive officers, the loss of any one of whom could have a materially adverse effect on the Company. The Company believes that its success will depend, in large part, on its ability to retain such personnel. Competition for these personnel is intense. There can be no assurance that the Company will be successful in retaining such personnel or in attracting additional personnel. The failure of any key employee to perform in his or her current position or the Company's inability to attract and retain qualified personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

    MANAGEMENT OF GROWTH. The Company has recently experienced significant growth. Total assets at March 31, 1997, were $285,884,000, compared with $209,033,000 at December 31, 1995. Growth places, and is expected to continue to place, demands on the Company's management, other personnel, systems, asset quality, earnings, policies and procedures and presents problems of scale and scope not faced when growth is more gradual. If the Branch Acquisition is completed, the Company's asset growth will accelerate. The Company's failure to manage growth effectively could have a material adverse impact on the Company's business, financial condition and results of operations. See "Branch Acquisition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." No assurance can be given that the Company has made all adjustments necessary or that the Company has personnel with adequate training and experience to manage the Company's growth to date or future growth. See "Business of Capital Corp of the West."

    COMPETITION. In California generally, and in the Company's service area specifically, major banks and local regional banks dominate the commercial banking industry. By virtue of their larger capital bases, such institutions have substantially greater lending limits than those of the Company, as well as more locations, more products and services, greater economies of scale and greater ability to make investments in technology for the delivery of financial services. In obtaining deposits and in making loans, the Company competes with these larger commercial banks and other financial institutions, such as savings and loan associations and credit unions, which now can offer most services traditionally offered only by banks. In addition, the Company competes with other institutions such as money market funds, brokerage firms, and even retail stores seeking to penetrate the financial services market. No assurance can be given that customers in County Bank's branches will not withdraw their business and establish a banking relationship with other competitors. In addition, no assurance can be given, because of customer loyalty, available products and services or other reasons, that customers of the Branches will not seek to re-establish relationships with Bank of America. Moreover, while the P&A Agreement prohibits the establishment of full-service Branches by Bank of America within 10 miles of the Branches for 12 months, it does not prohibit Bank of America from opening in-store branches in these areas. No assurance can be given that Bank of America will not compete with the Branches by opening in-store branches or by opening full-service branches 10 miles or more from a Branch. See "Business of Capital Corp of the West-- Competition."

    GOVERNMENT REGULATION AND LEGISLATION. The Company, County Bank and their affiliates are subject to extensive state and federal regulation, supervision and legislation, and the laws that govern the Bank and its operations are subject to change from time to time. Applicable laws and regulations provide for the regular examination and supervision of institutions; they can affect the cost of funds through reserve requirements and assessments on deposits; they limit or prohibit the payment of interest on demand deposits; they limit the kinds of investments a bank or bank holding company can make and the kinds of activities in which it can engage; and they grant the regulatory agencies broad enforcement authority in case of violations. These laws and regulations increase the cost of doing business and have an adverse impact on the ability of a regulated company to compete efficiently with other financial intermediaries that are not similarly regulated. No assurance can be given that future regulation or legislation will not impose additional requirements and restrictions on the Company in a manner that will adversely affect its financial condition and results of operations. See "Regulation and Supervision."

    In response to regulatory concerns over the Bank's level of nonperforming assets, in March 1997 the Board of Directors of County Bank adopted resolutions under which the Bank committed to the following: (i) not to appoint a new director or executive officer without prior written approval of the Department and the FDIC; (ii) to reduce loans classified "Substandard" and "Doubtful" as of December 2, 1996 from $11.8 million to $8.6 million by June 30, 1997 and to maintain a ratio of shareholder's equity to total assets of 6.75% (or 6.50% pursuant to the next clause); (iii) to reduce such "Substandard" and "Doubtful" loans to $7.8 million by December 31, 1997, and thereafter to maintain a ratio of shareholder's equity to total assets of 6.50%; (iv) to maintain an adequate allowance for loan losses, to conduct a review prior to and at each quarter of the adequacy of the allowance and to document the basis for changes in the allowance; (v) not to pay cash dividends without the prior written consent of the Department and the FDIC; and (vi) to furnish the Department and the FDIC with a quarterly progress report on compliance with the resolutions. Failure to comply with these commitments could result in the imposition of regulatory restrictions or prohibitions on the Bank or its management and could adversely affect its prospects for regulatory approval of the Branch Acquisition. See "Regulation and Supervision--County Bank" and
"--Regulatory Capital Requirements."

    At June 30, 1997, loans that were classified "Substandard" and "Doubtful" at December 2, 1996 were reduced to $4.2 million, below both the $8.6 million target level for June 30, 1997 and the $7.8 million target level for December 31, 1997. Accordingly, the Bank's commitment is to maintain a total equity to total assets ratio of no less than 6.50%. However, in the second quarter of 1997, the Company incurred losses primarily as a result of making provisions of $3,236,000 to the allowance for loan losses, which reduced the Bank's ratio of total equity to total assets at June 30, 1997 to 6.15%, which was below the 6.50% commitment. The Bank has discussed this situation with its regulators, which have agreed to forbear from taking any action against the Bank as a result of its failure to meet the capital ratio commitment. The regulators have not waived or given forbearance on this commitment for the Bank at September 30, 1997. No assurances can be given that any such waivers or forbearances will be given in the future should the Bank fail to meet its commitments in the future.

    MONETARY POLICY. The income of the Company depends to a great extent on the difference between the interest rates earned on its loans, securities and other interest-earning assets, and the interest rates paid on the Bank's deposits and other interest-bearing liabilities. These rates are highly sensitive to many factors which are beyond the Company's control, including general economic conditions and the policies of various governmental and regulatory agencies, in particular the Board of Governors of the Federal Reserve System (the "FRB"). See "Regulation and Supervision."

    DIVIDENDS. The Company has paid only nominal cash dividends in the past. The ability of the Company to pay cash dividends in the future will depend on the Company's profitability, growth and capital needs. The Company has no formal dividend policy, and dividends are issued solely in the discretion of the Company's Board of Directors subject to compliance with regulatory requirements. In order to pay any cash dividends, the Company must receive payments of dividends or management fees from County Bank or Town & Country. There are certain limitations on the payment of cash dividends by banks and thrift and loan companies. No assurances can be given that any dividends will be declared or, if declared, what the amount of dividends will be or whether such dividends, once declared, will continue. See "Dividend Policy" and "Regulation and Supervision--Limitations on Dividends." In addition, in March 1997, in response to regulatory concerns about the Bank's level of classified assets, the Bank's

Board of Directors adopted a resolution not to pay cash dividends without the prior written consent of the Department and the FDIC. See "Regulation and Supervision--County Bank."

    POSSIBLE VOLATILITY OF STOCK PRICE. The Company believes that factors such as announcements of developments related to the Company's business, announcements by competitors, quarterly fluctuations in the Company's financial results and general conditions in the banking industry in which the Company competes or economic conditions in the areas in which the Company does business, and other factors could cause the price of the Company's Common Stock to fluctuate, perhaps substantially. In addition, in recent years the stock market in general, and the market for shares of small capitalization stocks in particular, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. Such fluctuations could have a material adverse effect on the market price of the Company's Common Stock.

    POSSIBLE DECREASE IN LIQUIDITY ON NASDAQ. The NASD, Inc. recently announced that price quotations for shares quoted on the Nasdaq National Market will be made in increments in one-sixteenth of a dollar ($0.0625) rather than in increments of one-eighth of a dollar ($0.125) as in the past. One possible consequence of this change is that it may become less profitable for brokerage firms to make a market in or effect trades in shares of companies with smaller capitalizations and relatively light trading in their stock, and as a result some brokerage firms may elect to discontinue making a market or effecting trades in the shares of such companies. The withdrawal of any brokerage firms or the decision of brokerage firms not to commence making a market in certain stock could reduce the liquidity and the efficiency of the market for such shares. Reduced liquidity and efficiency in the market for a company's shares can have a materially adverse effect on the price of a company's shares. No assurance can be given what effect, if any, this development will have on the Company's Common Stock.

    ANTITAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS. The Board of Directors has the authority to issue up to 10,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock may be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no present plans to issue shares of Preferred Stock. Further, certain provisions of the Company's charter documents, including provisions eliminating the ability of shareholders to take action by written consent, may have the effect of delaying or preventing changes in control or management of the Company, which could have an adverse effect on the market price of the Company's Common Stock. In addition, the Company's charter documents eliminate cumulative voting and divide the Company's Board of Directors into three classes, which may make it more difficult for a third party to gain control of the Company's Board of Directors. See "Description of Capital Stock."

                                USE OF PROCEEDS

    The Company intends to invest approximately $14,000,000 of the proceeds of the Offering as a capital contribution to County Bank to help it finance the acquisition of three Branches of Bank of America and to maintain its capital ratios at or above the ratios required for well-capitalized banking institutions. See "Capitalization," "Branch Acquisition," "Unaudited Pro Forma Combined Financial Information" and "Regulation and Supervision--Regulatory Capital Requirements." The Company intends to use the balance of the proceeds, if any, for general corporate purposes. The Company's intended use of proceeds is summarized as follows:

Gross proceeds...............................  $17,000,000
Underwriter's discount.......................    1,190,000
Expenses of Offering.........................      400,000
                                               -----------
  Net proceeds...............................   15,410,000
                                               -----------
General corporate purposes...................   15,410,000
                                               -----------
  Total......................................  $15,410,000
                                               -----------
                                               -----------

    The above table assumes no exercise of the Underwriter's over-allotment option. If the Underwriter exercises the over-allotment option, net proceeds will increase by approximately $2,371,000. This amount will be used for general corporate purposes.

    The Offering will be completed before completion of the Branch Acquisition. If the Branch Acquisition is completed, no assurance can be given that, as a result of asset growth, future loan losses or other losses, the Company will be able to maintain its capital ratios at required levels or realize acceptable levels of return. No assurance can be given that the Branch Acquisition will be completed or that it will be completed on the terms now anticipated by the Company. If the Branch Acquisition is not completed, the Company reserves the right to use the proceeds that otherwise would have been applied to the Branch Acquisition for other purposes, including general corporate purposes or for other acquisitions or expansion opportunities. At present management has not identified any other potential acquisitions or expansion opportunities. See "Risk Factors--Branch Acquisition" and "--Dividends." If the Branch Acquisition is not completed, no assurance can be given that alternative strategies to deploy the additional capital raised in the Offering will be successful.

                          PRICE RANGE OF COMMON STOCK

    The Common Stock has been quoted on the Nasdaq National Market under the symbol CCOW since January 18, 1996. Before that date it was traded through the "Electronic Bulletin Board." The following table sets forth for the Common Stock the high and low bid prices as reported on the Nasdaq National Market since January 18, 1996 and before that as reported by the principal stock brokerage firms handling transactions in the Common Stock or otherwise known to management. The quotations shown represent inter-dealer prices, without retail mark-up, mark-down or commissions. All amounts are adjusted to reflect a 15% stock dividend paid in June 1995, a 5% stock dividend in August 1996 and a three-for-two stock split in May 1997.

                                                                               HIGH        LOW
                                                                             ---------  ---------
1995
First Quarter..............................................................  $    9.00  $    8.00
Second Quarter.............................................................       9.33       8.33
Third Quarter..............................................................       8.83       8.00
Fourth Quarter.............................................................       8.17       8.00

1996
First Quarter..............................................................      10.00       8.33
Second Quarter.............................................................      10.00       8.67
Third Quarter..............................................................       9.83       8.42
Fourth Quarter.............................................................      10.83       9.17

1997
First Quarter..............................................................      14.00      10.33
Second Quarter.............................................................      14.50      12.25
Third Quarter (through July 11, 1997)......................................      13.00      12.00

    On July 11, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $12.25 per share. As of March 31, 1997, there were approximately 1,200 holders of record of the Common Stock.

                                DIVIDEND POLICY

    The Company paid a $.03 per share cash dividend in April 1996. The Company has no formal dividend policy, and dividends are issued solely in the discretion of the Company's Board of Directors subject to compliance with tregulatory requirements. In order to pay any cash dividends, the Company must receive payments of dividends or management fees from County Bank or Town & Country. There are certain limitations on the payment of cash dividends by banks and thrift and loan companies. In March 1997, in response to regulatory concerns about the Bank's level of nonperforming assets, the Board of Directors of County Bank adopted a resolution not to pay cash dividends without the prior written consent of the Department and the FDIC. See "Regulation and Supervision--Limitations on Dividends." No assurance can be given that any dividends will be declared or, if declared, what the amount of dividends will be or whether such dividends, once declared, will continue.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of March 31, 1997 as if the 3-for-2 stock split had occurred prior to March 31, 1997, and on a pro forma as adjusted basis to reflect (i) the sale of 1,387,755 shares of Common Stock offered hereby and (ii) the completion of the Branch Acquisition, after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company, and the application of the estimated net proceeds therefrom.

                                                                         AT MARCH 31, 1997
                                                                     -------------------------
                                                                                  PRO FORMA
                                                                                 AS ADJUSTED
                                                                      ACTUAL         (1)
                                                                     ---------  --------------
                                                                          (IN THOUSANDS)
Shareholders' equity:

Preferred Stock, 10,000,000 shares authorized, no shares issued or
  outstanding actual and pro forma as adjusted.....................  $  --        $   --
Common Stock, 30,000,000 shares authorized, 2,606,478 shares issued and outstanding actual; 3,994,233 shares issued and outstanding
  pro forma as adjusted (1)........................................     15,592        31,002
Retained earnings..................................................      6,239         6,239
Investment securities unrealized loss..............................       (162)         (162)
                                                                     ---------       -------
Total stockholders' equity.........................................  $  21,669    $   37,079
                                                                     ---------       -------
                                                                     ---------       -------

------------------------

(1) Excludes 175,603 shares of Common Stock that may be issued pursuant to exercise of stock options outstanding as of June 20, 1997 at exercise prices ranging from $5.40 to $12.50 per share. Excludes shares that would be issued upon exercise of the Underwriter's over-allotment option.

    The following tables illustrate the actual and pro forma regulatory capital and leverage ratios of the Company and County Bank as of March 31, 1997, after giving effect to the Offering and the Branch Acquisition, assuming (i) approximately $15.4 million in net proceeds is raised in the Offering; and (ii) the Company assumes $78.9 million in deposits and pays $1.2 million for Branch premises and equipment and a premium of $5.7 million in connection with the Branch Acquisition; and (iii) the Company contributes $14 million as capital to County Bank. See "Unaudited Pro Forma Combined Financial Information" and the assumptions set forth therein.

                                                                                  AT MARCH 31, 1997
                                                                ------------------------------------------------------
                                                                                 TIER 1 RISK-BASED   TOTAL RISK-BASED
                                                                LEVERAGE RATIO     CAPITAL RATIO       CAPITAL RATIO
                                                                --------------  -------------------  -----------------
CAPITAL CORP
As reported...................................................           7.19%            9.04%              10.27%
Pro forma for Offering........................................          12.18            15.94               17.16
Pro forma for Offering and Branch Acquisition.................           7.98            12.37               13.51
Minimum regulatory requirement for a well-capitalized
  institution (1).............................................        --                  6.00               10.00
Minimum regulatory requirement (2)............................      4.00-5.00             4.00                8.00

COUNTY BANK
As reported...................................................           7.07%            8.92%              10.17%
Pro forma for Offering........................................           9.88            13.18               14.43
Pro forma for Offering and Branch Acquisition.................           7.55            13.10               14.34
Minimum regulatory requirement for a well-capitalized
  institution (1).............................................           5.00             6.00               10.00
Minimum regulatory requirement (2)............................      4.00-5.00             4.00                8.00
Minimum requirement under resolution of Board of Directors
  (3).........................................................           6.50           --                  --

------------------------

(1) Minimum capital ratios for well-capitalized bank holding companies and banks established by FRB and FDIC regulations. See "Regulation and Supervision--Regulatory Capital Requirements."

(2) Minimum capital ratios for bank holding companies and banks under FRB and FDIC regulations.

(3) See "Recent Developments" and "Regulation and Supervision--County Bank." At June 30, 1997, the Bank's total equity to total assets ratio was 6.15% and was below the 6.50% commitment. The Bank has discussed this situation with its regulators, which have agreed to forbear from taking any action against the Bank as a result of its failure to meet the capital ratio commitment. The regulators have not waived or given forbearance on this commitment for the Bank at September 30, 1997. No assurances can be given that any such waivers or forbearance will be given in the future should the Bank fail to meet its commitments in the future.

    Based on preliminary information, the Company expects its leverage, Tier 1 risk-based and total risk-based capital ratios as of June 30, 1997, to be 6.85%, 8.44% and 9.45%, respectively, and the Bank's Tier 1 risk-based and total risk-based capital ratios as of June 30, 1997, to be 6.32%, 7.70% and 8.69%, respectively.

                               BRANCH ACQUISITION

    County Bank has entered into a P&A Agreement with Bank of America dated June 25, 1997, pursuant to which Bank of America will sell and County Bank will acquire three Branches located in Livingston, Dos Palos and Mariposa, California. Subject to satisfaction of specified conditions, including receipt of regulatory approvals, the parties expect to complete the transaction in the fourth quarter of 1997.

    County Bank has entered into the P&A Agreement in order to expand its service area throughout the Central Valley of California. County Bank views this geographic area as a natural extension of its existing service area in Merced, Stanislaus and Tuolumne counties. County Bank believes that this extension represents an opportunity for County Bank to provide a level of service to the areas served by the Branches that the major banks in California generally do not.

    Under the P&A Agreement, Bank of America will sell and assign to County Bank all of its interest in the Branch premises and furniture, fixtures and equipment of the Branches, and County Bank will assume the deposit liabilities of each Branch, excluding approximately $1.4 million in deposits that are designated as "Head Office Accounts" or that secure loans or credit cards.

    County Bank will pay to Bank of America the value of furniture, fixtures and equipment based upon a schedule provided by Bank of America and a premium of 7.28% of the deposit liabilities being assumed. In addition, County Bank will pay the fair market value of the Branch premises as determined by an appraiser selected by County Bank from a list of appraisers provided by Bank of America. At present, based on deposits of $78,879,000 at the Branches as of March 31, 1997 (net of deposits not to be transferred), County Bank expects the premium to be approximately $5,742,000. Bank of America will pay to County Bank cash equal to the amount of the assumed deposit liabilities as of the closing date, the amount of accrued compensation, vacation and sick pay and other benefits owed to employees of Bank of America who become employees of County Bank upon completion of the Branch Acquisition and other pro-rated accrued liabilities of the operations assumed by County Bank. The following table shows information with respect to the Branches as of March 31, 1997:

                                                                                                    ESTIMATE OF
                                                        AMOUNT OF                                  PURCHASE PRICE
                                         AMOUNT OF    TRANSFERABLE     PURCHASE    PURCHASE PRICE   OF PREMISES
BRANCH                                   DEPOSITS       DEPOSITS       PREMIUM      OF EQUIPMENT        (1)
-------------------------------------  -------------  -------------  ------------  --------------  --------------
Livingston...........................  $  23,990,000  $  23,136,000
Dos Palos............................     25,328,000     25,279,000
Mariposa.............................     30,930,000     30,464,000
                                       -------------  -------------
    Total:...........................  $  80,248,000  $  78,879,000  $  5,742,000   $    142,000    $  1,058,000
                                       -------------  -------------
                                       -------------  -------------

------------------------

(1) Each of the Branches to be acquired is owned in fee by Bank of America. Therefore, the fair market value to be paid by County Bank to Bank of America must be determined by individual appraisals. As of the date of this Prospectus, the appraisals of the premises have not been commenced, and it is not possible to predict the fair market values that will be determined in such appraisals. The appraisal methodology will be based upon an "as is" condition of the property reflecting the highest and best use in the condition observed by the appraiser during inspection. The estimate of the purchase price of the premises set forth above is based on management's internal estimate and is not supported by an appraisal. The Company believes that the aggregate purchase prices for the owned real estate will not exceed $1,100,000. However, no assurance can be given that the purchase price for the Branch premises will not be substantially greater.

    County Bank will not acquire any loans or other earning assets in the Branch Acquisition. County Bank expects to invest the cash received on account of the assumed deposits initially in short-term and medium-term adjustable and fixed-rate investment securities, primarily government securities. As soon as practicable consistent with its underwriting standards, County Bank will seek to use such funds to increase its lending activities. At present, County Bank believes that approximately 75% of the cash received on account of the assumed deposits will become invested in loans within five years after completion of the Branch Acquisition. The Company's ability to invest these funds in loans is dependent on many factors, including general market conditions, competition for loans, interest rates generally, the strength of the local economy and the ability of the Company to attract and retain qualified loan officers. If the Bank cannot effectively deploy these extra funds within a reasonable period of time in its primary service area, it may elect to make loans outside of such area. If, for any of these reasons, the Company is unable to invest in loans prudently and in accordance with its plans, its return on equity and return on assets may decrease.

    Under the P&A Agreement, County Bank will offer employment to 30 current employees (17 full-time equivalents) of Bank of America assigned to the Branches at their current salary levels, comparable responsibilities and officer titles. In the event that any such employee is terminated from employment by County Bank within 12 months of the closing date, County Bank will be obligated to pay severance equal to the amount that would be due under Bank of America's severance policies. Bank of America will be responsible for any severance obligations to its employees who choose not to accept employment with County Bank as of the completion date. No assurance can be given that County Bank will be able to employ and retain the number of current Bank of America employees (or new employees from other sources) to provide the necessary administrative and personnel support to the Branches. If staffing for the Branches is inadequate, operations and customer service could be disrupted, and the Company might lose part or all of the potential benefits of the Branch Acquisition.

    Management of the Company believes that it will be able to employ and retain the necessary personnel and to integrate the Branches into the Company's existing operations. However, the Company's success in implementing the Branch Acquisition could be adversely affected by unexpected employee departures, systems problems or failures, or the failure to provide expected levels of customer service. These events could impair the ability of the Company to provide the necessary administrative and personnel support to the Branches to compete effectively for business and thereby cause a decrease in deposits and a loss of customers. They could also impair the ability of the Company to integrate the Branches into its existing operations without undue disruption to operations and customer service. Any of these possibilities may cause the Company to lose part or all of the intended benefit of the Branch Acquisition. The Branch Acquisition raises numerous other possible risks for the Company and for investors. See "Risk Factors."

    Completion of the Branch Acquisition is subject to certain conditions, including the accuracy of each party's representations and warranties in the Agreement, the receipt by County Bank of required regulatory approvals, the absence of litigation contesting the sale of the Branches and the absence of any material adverse change in the operations and deposits of the Branches. In the event that County Bank fails to complete the purchase of one or more Branches, it will be obligated to pay to Bank of America a break-up fee in the amount of $75,000 per Branch for each Branch that is not acquired. Bank of America may terminate the P&A Agreement and will become entitled to a break-up fee if the Offering is not completed by November 14, 1997. Completion of the Branch Acquisition is not conditioned on the level of deposits at any time after the date of the P&A Agreement. No assurance can be given that the level of assumed deposits will not decrease from or increase above the levels indicated above by the time the Branch Acquisition is completed. In the event that the average level of deposits over the 20 days preceding the closing is 20% or 30% lower than the level as of the date of the P&A Agreement, then the amount of the purchase premium (expressed as a percentage of assumed deposits) will decline to 6.28% or 5.28%, respectively.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

    The following tables represent the unaudited pro forma accounting impacts of the Branch Acquisition and the Offering on the Company's historical balance sheet at March 31, 1997 and the Company's historical income statements for the three months ended March 31, 1997 and the year ended December 31, 1996. Pro forma accounting impacts on the Company's historical income statements for the three months ended March 31, 1997 are based on the assumptions that the Branch Acquisition and the Offering had been completed on January 1, 1997. Pro forma accounting impacts on the historical balance sheet as of December 31, 1996 and income statement for the year ended December 31, 1996 are based on the assumption that the Branch Acquisition and the Offering had been completed on January 1, 1996. The unaudited pro forma financial information assumes approximately $15.4 million in net proceeds is raised in the Offering and the Company assumes $78.9 million in deposits and pays a $5.7 million deposit premium and $1.2 million for the branch premises, furniture, fixtures and equipment in connection with the Branch Acquisition. Included in the pro forma income statements are non-recurring charges that are related to the Branch Acquisition. These non-recurring charges are expensed in the first three months of the pro forma income statements. As a result, the impact to the pro forma income statement for the three months ended March 31, 1997 is not indicative of on-going subsequent pro forma quarterly impacts. Cash received as a result of the Branch Acquisition and the Offering is expected to be redeployed in loans and adjustable and fixed-rate securities as soon as practicable following the consummation of the Branch Acquisition and the Offering. The Branch Acquisition is expected to be accounted for based on the purchase method of accounting. This method requires that the purchase price for the Branches be allocated to the acquired assets and liabilities on the basis of their estimated fair values as of the date of acquisition. Therefore, on the effective date of the Branch Acquisition, the Company will establish a new accounting and reporting basis for the acquired assets and liabilities which will be reflected in future consolidated financial statements of the Company.

    These unaudited pro forma combined financial statements are based on the assumptions set forth in the footnotes thereto, which are an integral part thereof. The unaudited pro forma combined financial statements should also be read in conjunction with the historical consolidated financial statements and the related notes thereto of Capital Corp incorporated by reference or included in this Prospectus. The unaudited pro forma statements of income are not necessarily indicative of operating results that would have been achieved had the Branch Acquisition been consummated as of the beginning of the dates indicated above and should not be construed as representative of future operations. No assurance can be given that the pro forma financial statements or the assumptions on which they are based are accurate or will be realized.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                                                                             AT MARCH 31, 1997
                                                               ----------------------------------------------
                                                                             BRANCH                   PRO
                                                                COMPANY    ACQUISITION  OFFERING     FORMA
                                                               ----------  -----------  ---------  ----------
                                                                               (IN THOUSANDS)
ASSETS
Cash and noninterest-bearing deposits........................  $   17,967   $  71,937(1) $  15,410(1) $  105,314
Time deposits with other banks...............................       1,288                               1,288
Available-for-sale securities................................      46,046                              46,046
Held-to-maturity securities..................................      11,456                              11,456
Loans, net...................................................     185,381                             185,381
Interest receivable..........................................       1,985                               1,985
Premises and equipment, net..................................       8,095       1,200(2)                9,295
Intangibles..................................................       2,364       5,742(3)                8,106
Other assets.................................................      11,302                              11,302
                                                               ----------  -----------  ---------  ----------
  Total Assets...............................................  $  285,884   $  78,879   $  15,410  $  380,173
                                                               ----------  -----------  ---------  ----------
                                                               ----------  -----------  ---------  ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits.....................................................  $  247,446   $  78,879(4)           $  326,325
Fed funds purchased and repurchase agreements................       5,870                               5,870
Borrowings...................................................       6,518                               6,518
Other liabilities............................................       4,381                               4,381

Shareholders' equity:
  Common stock...............................................      15,592                  15,410(5)     31,002
  Retained earnings..........................................       6,239                               6,239
  Investment securities unrealized loss......................        (162)                               (162)
                                                               ----------  -----------  ---------  ----------
  Total shareholders' equity.................................      21,669      --          15,410      37,079
                                                               ----------  -----------  ---------  ----------
  Total liabilities and shareholders' equity.................  $  285,884   $  78,879   $  15,410  $  380,173
                                                               ----------  -----------  ---------  ----------
                                                               ----------  -----------  ---------  ----------

------------------------

(1) Represents net cash proceeds received as a result of the Branch Acquisition and Offering.

(2) Acquired branch premises and equipment are estimated to be the sum of approximately $1,058,000 in premises and $142,000 in equipment. See "Branch Acquisition."

(3) Represents a 7.28% premium on historical transferable deposits.

(4) Represents historical transferable deposits at March 31, 1997.

(5) Represents net proceeds of a $17,000,000 common stock offering less a 7.00% underwriting discount and $400,000 in fixed expenses.

               UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME

                                                                     FOR THE THREE MONTHS ENDED MARCH 31, 1997
                                                                 --------------------------------------------------
                                                                                BRANCH
                                                                   COMPANY    ACQUISITION   OFFERING     PRO FORMA
                                                                 -----------  -----------  -----------  -----------
                                                                                   (IN THOUSANDS)
Total interest income..........................................   $   5,601    $   1,088(1)  $     233(1)  $   6,922
Total interest expense.........................................       2,072          533(2)                  2,605
                                                                 -----------  -----------       -----   -----------
Net interest income............................................       3,529          555          233        4,317
Provision for loan losses......................................         240       --                           240
                                                                 -----------  -----------       -----   -----------
Net interest income after provision............................       3,289          555          233        4,077
Total other income.............................................         734          176(3)                    910
Other expenses
  Salaries and related benefits................................       1,544          175(4)                  1,719
  Premises and occupancy.......................................         279          151(5)                    430
  Intangible amortization......................................          24          205(6)                    229
  Other........................................................       1,393          329(7)                  1,722
                                                                 -----------  -----------       -----   -----------
  Total other expenses.........................................       3,240          860       --            4,100
                                                                 -----------  -----------       -----   -----------
Net income before taxes........................................         783         (129)         233          887
Provision for income taxes.....................................         270          (52)(8)         93(8)        311
                                                                 -----------  -----------       -----   -----------
Net income.....................................................   $     513    $     (77)   $     140    $     576
                                                                 -----------  -----------       -----   -----------
                                                                 -----------  -----------       -----   -----------

------------------------

(1) Assumes cash received as a result of the Branch Acquisition and Offering is invested in adjustable and fixed-rate securities earning interest at an annual rate of 6.05%, which represents the historical average yield on the Company's taxable investment securities for the three months ended March 31, 1997.

(2) Represents historical expense multiplied by the ratio of historical Branch deposits at March 31, 1997 to deposits at December 31, 1996.

(3) Represents 75% of historical fee income for the Branches.

(4) Represents historical expense plus three months of salaries for additional corporate staff for the branch support functions and lending functions. Additional corporate and lending staff are estimated to cost $130,000 and $100,000, respectively, annually.

(5) Represents historical expense plus three months of amortization on $400,000 of additional back office equipment amortized over five years and $225,000 of Branch refurbishment costs amortized over seven years.

(6) Represents three months of amortization of the purchase premium on Branch deposits amortized over seven years.

(7) Represents historical expense plus $250,000 in one-time conversion costs and $120,000 in annual general expenses to support the Branches.

(8) Effective tax rate is estimated to be 40.00%.

                                                                        FOR THE YEAR ENDED DECEMBER 31, 1996
                                                                 --------------------------------------------------
                                                                                BRANCH
                                                                   COMPANY    ACQUISITION   OFFERING     PRO FORMA
                                                                 -----------  -----------  -----------  -----------
                                                                                   (IN THOUSANDS)
Total interest income..........................................   $  19,351    $   4,799(1)  $   1,066(2)  $  25,396
Total interest expense.........................................       6,865        1,971(3)                  8,836
                                                                 -----------  -----------  -----------  -----------
Net interest income............................................      12,486        3,007        1,066       16,559
Provision for loan losses......................................       1,513           72(4)                  1,585
                                                                 -----------  -----------  -----------  -----------
Net interest income after provision............................      10,973        2,935        1,066       14,974
Total other income.............................................       2,935          691(5)                  3,626
Other expenses
  Salaries and related benefits................................       5,283          732(6)                  6,015
  Premises and occupancy.......................................       1,857          621(7)                  2,478
  Intangible amortization......................................          69          820(8)                    889
  Other........................................................       3,527          576(9)                  4,103
                                                                 -----------  -----------               -----------
  Total other expenses.........................................      10,736        2,749       --           13,485
                                                                 -----------  -----------  -----------  -----------
Net income before taxes........................................       3,172          878        1,066        5,116
Provision for income taxes.....................................       1,163          351(10)        427(10)      1,941
                                                                 -----------  -----------  -----------  -----------
Net income.....................................................   $   2,009    $     527    $     640    $   3,175
                                                                 -----------  -----------  -----------  -----------
                                                                 -----------  -----------  -----------  -----------

------------------------

 (1) Assumes cash received as a result of the Branch Acquisition is invested in adjustable and fixed-rate securities and Company-originated loans. The Company estimates that loans would be originated equally over months 4 through 12 of the year such that by the end of the year 10% of the net cash proceeds from the Branch Acquisition would be invested in loans yielding 10.31%, which represents the historical average yield on the Company's loans for the year ended December 31, 1996. Interest income is estimated to be the sum of the income on the loans and income on the securities earning interest at an average rate of 6.92%, which represents the historical average yield on the Company's taxable investment securities for the year ended December 31, 1996.

 (2) Assumes cash received as a result of the Offering is invested in adjustable and fixed-rate securities earning interest at an average rate of 6.92%, which represents the historical average yield on the Company's taxable investment securities for the year ended December 31, 1996.

 (3) Represents historical expense multiplied by the ratio of historical Branch deposits at March 31, 1997 to deposits at December 31, 1996.

 (4) Represents a loan loss provision equal to 1% of projected loan originations for the year.

 (5) Represents 75% of historical Branch fee income.

 (6) Represents historical expense plus one year of salaries for additional corporate staff for the branch management and lending functions. Additional branch management and lending staff are estimated to cost $130,000 and $100,000, respectively, annually.

 (7) Represents historical expense plus one year of amortization on $400,000 of additional back office equipment amortized over five years and $225,000 of Branch refurbishment costs amortized over seven years.

 (8) Represents one year of amortization of the purchase premium on Branch deposits amortized over seven years.

 (9) Represents historical expense plus $250,000 in one-time conversion costs and $120,000 in annual general expenses to support the Branches.

(10) Effective tax rate is estimated to be 40.00%.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE SECTION ENTITLED "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

    The following discussion and analysis is designed to provide a better understanding of the significant changes and trends related to the Company and its subsidiaries' financial condition, operating results, asset and liability management, liquidity and capital resources. The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto.

RECENT DEVELOPMENTS

    At March 31, 1997, the Company's allowance for loan losses was $2,674,000, of which $1,725,000 was specifically allocable to a particular real estate development loan with a balance of $3,458,000. In the second quarter of 1997, the project funded by the loan become involved in litigation among other parties, and development was suspended for an undetermined period. Without the imminent prospect for completion of the project, the Company made the judgment that its collateral position, subordinate in large part to bonds used to finance the project, should conservatively not be accorded any value and accordingly charged off the entire balance of the loan. The Company will nonetheless vigorously pursue efforts to realize a potential recovery on the loan.

    In response to this action and as a result of adoption of a new loan loss reserve policy discussed below, the Company made provisions to the allowance for loan losses of $3,236,000 in the second quarter of 1997. At June 30, 1997, the allowance for loan losses totaled $2,268,000 or 1.16% of total loans. The write-off substantially reduced the Company's nonperforming assets. At June 30, 1997, nonperforming assets totaled $2,793,000 or .95% of total assets, nonperforming loans totaled $2,377,000 or 1.22% of total loans and the allowance for loan losses totaled 95.41% of nonperforming loans.

    The decision to increase the reserve above previous levels resulted in part from the adoption by the Company of a new loan loss reserve policy, which the Company first implemented in the second quarter. Under its new methodology, the Company is grading its loans and analyzing the migration of loans from grade to grade over time to determine appropriate levels of the allowance. See "Business of Capital Corp of the West--Allowance and Provisions for Loan Losses." No assurance can be given that the new methodology will result in an allowance for loan losses that is adequate to cover all losses that occur in the loan portfolio from time to time.

    In the second quarter, the Company also recognized a gain of approximately $511,000 on asset sales in its real estate subsidiary that in part offset the negative impact on earnings of the loan loss provision. In 1995 the Company had written off the entire balance of its real estate investments. See "Business of Capital Corp of the West--Real Estate Development Activities."

    After giving effect to the provision for loan losses and the gain on asset sales, the Company expects to report a loss for the three months ended June 30, 1997, of approximately $940,000 and a loss for the six months ended June 30, 1997 of approximately $430,000.

FINANCIAL CONDITION

    Total assets at March 31, 1997 were $285,884,000, an increase of $19,895,000 or 7% compared with total assets of $265,989,000 at December 31, 1996, and an increase of $71,372,000 or 33% compared with total assets of $214,512,000 at March 31, 1996. Total loans were $$188,055,000 at March 31, 1997, an increase of $4,808,000 or 2.6% compared with total loans of $183,247,000 at December 31, 1996, and an increase of $49,712,000 or 35.9% compared with total loans of $138,343,000 at March 31, 1996.

    The allowance for loan losses was $2,674,000 at March 31, 1997, representing a decrease of 4.2% of the allowance at December 31, 1996 but an increase of 43.7% of the allowance at March 31, 1996. The allowance at March 31, 1997 represented 1.4% of total loans, compared with 1.5% of total loans at December 31, 1996. Nonperforming loans at March 31, 1997 increased $1,098,000 from December 31, 1996 to March 31, 1997, moving from 3.04% of total loans to 3.54% of total loans. In addition, during this same period, the allowance for loan losses as a percentage of nonperforming loans decreased from 50.14% to 40.11%.

    Deposits were $247,446,000 at March 31, 1997, an increase of $9,101,000 or 4% compared with deposits of $238,345,000 at December 31, 1996, and an increase of $52,947,000 or 27% compared with deposits of $194,499,000 at March 31, 1996.

    Total shareholders' equity grew to $21,669,000 at March 31, 1997, a 3% increase from $20,974,000 at December 31, 1996, and a 42% increase from $15,243,000 at March 31, 1996. The growth of the Company from March 31, 1996 to March 31, 1997 was primarily the result of the Company's acquisition of Town & Country in June of 1996 and the opening of three branch offices of County Bank within that period.

RESULTS OF OPERATIONS

    THREE MONTHS ENDED MARCH 31, 1997 COMPARED WITH THREE MONTHS ENDED MARCH 31
     1996

    OVERVIEW. For the three months ended March 31, 1997, consolidated net income was $513,000 compared with $501,000 for the three months ended March 31, 1996, an increase of 2%. Earnings per share were $.20 and $.24, respectively, after adjustments for a 5% stock dividend in August 1996 and a three-for-two split in May 1997. The annualized return on average assets was .76% for the first three months of 1997 compared with .99% for the same three months in 1996. The Company's annualized return on average equity was 9.58% and 11.05% for the three months ended March 31, 1997 and 1996, respectively. The decreases in earnings per share, return on average assets and return on average equity were attributable to the increased number of shares outstanding and increased assets after the acquisition of Town & Country in June 1996 without a proportionate increase in earnings and to the expenses related to the opening of three branches since March 31, 1996.

    NET INTEREST INCOME. The Company's primary source of income is the difference between interest income and fees derived from earning assets and interest paid on liabilities. The difference between the two is net interest income. Net interest income for the three months ended March 31, 1997 totaled $3,529,000 compared with $2,738,000 for the same period in 1996, an increase of $791,000 or 29%.

    Total interest and fees on earning assets were $5,601,000 for the first quarter of 1997, an increase of $1,351,000 or 32% from $4,250,000 for the same three months in 1996. The level of interest income is affected by changes in volume of and rates earned on interest-earning assets. Interest-earning assets consist primarily of loans, investment securities and federal funds sold. The increase in interest income in the first quarter was primarily the result of an increase in the volume of interest-earning assets. Average interest-earning assets for the first three months of 1997 were $240,196,000 compared with $183,353,000 for the first three months of 1996, an increase of $56,843,000 or 31%.

    Interest expense is a function of the volume of and the rates paid on interest-bearing liabilities. Interest-bearing liabilities consist primarily of certain deposits and borrowed funds. Total interest expense was $2,072,000 for the three months ended March 31, 1997, compared with $1,512,000 for the three months ended March 31, 1996, an increase of $560,000 or 37%. This increase was primarily the result of an increase in the volume of interest-bearing liabilities. Average interest-bearing liabilities were $211,161,000 for the first three months of 1997 compared with $186,349,000 for the same three months in 1996, an increase of $52,399,000 or 33%.

    The Company's net interest margin, the ratio of net interest income to average interest-earning assets, was 5.96% for the three months ended March 31, 1997 compared with 5.46% for the same period in 1996.

Net interest margin provides a measurement of the Company's ability to employ funds profitably during the period being measured. The Company's increase in net interest margin was primarily attributable to a change in the mix of interest-earning assets. Loans as a percentage of interest-earning assets increased to 76.8% for the three months ended March 31, 1997 from 72.6% for the same period in 1996, offset in part by a decrease in total interest-earning assets as a percentage of total assets to 88.7% from 90.2%.

AVERAGE BALANCES AND RATES EARNED AND PAID

    The following table presents condensed average balance sheet information for the Company, together with interest rates earned and paid on the various sources and uses of its funds for each of the periods indicated. Nonaccruing loans are included in the calculation of the average balances of loans, but the nonaccrued interest on such loans is excluded.

                                                                        FOR THE THREE MONTHS ENDED
                                                 -------------------------------------------------------------------------
                                                           MARCH 31, 1997                        MARCH 31,1996
                                                 -----------------------------------  ------------------------------------
                                                              INTEREST      RATES                  INTEREST       RATES
                                                  AVERAGE     INCOME/      EARNED/     AVERAGE      INCOME/      EARNED/
                                                  BALANCE     EXPENSE       PAID       BALANCE      EXPENSE       PAID
                                                 ----------  ----------  -----------  ----------  -----------  -----------
                                                                          (DOLLARS IN THOUSANDS)
Assets
Federal funds sold.............................  $    3,589  $       45        5.09%  $    4,299   $      56         5.28%
Taxable investment securities: (1).............      47,994         810        6.85       41,458         716         7.00
Nontaxable investment securities...............       4,195          59        5.70        4,412          59         5.41
Loans, gross: (2)..............................     184,418       4,687       10.31      133,175       3,419        10.41
                                                 ----------  ----------       -----   ----------  -----------       -----
Total Earning Assets...........................     240,196  $    5,601        9.46      183,353   $   4,250         9.40
                                                             ----------                           -----------
Allowance for loan losses......................      (2,977)                              (1,743)
Cash and due from banks........................      10,806                                9,811
Premises and equipment.........................       7,334                                4,268
Interest receivable and other assets...........      15,516                                7,642
                                                 ----------                           ----------
Total Assets...................................  $  270,875                           $  203,331
                                                 ----------                           ----------
Liabilities and Shareholders' Equity
Interest-bearing demand deposits...............  $   33,368  $       78        0.95   $   27,928   $      64         0.91
Savings deposits...............................     112,564       1,122        4.04       99,965       1,036         4.20
Time deposits..................................      59,415         799        5.45       30,009         400         5.41
Other borrowed funds...........................       5,814          73        5.09          860          12         5.65
                                                 ----------  ----------       -----   ----------  -----------       -----
Total interest-bearing liabilities.............     211,161  $    2,072        3.98      158,762   $   1,512         3.86
                                                             ----------                           -----------
Noninterest-bearing demand deposits............      32,871                               28,507
Accrued interest, taxes and other liabilities..       5,432                                  599
Total liabilities..............................     249,464                              187,868
Shareholders' equity...........................      21,411                               15,463
                                                 ----------                           ----------
Total Liabilities and Shareholders' Equity.....  $  270,875                           $  203,331
                                                 ----------                           ----------
Net interest income............................              $    3,529                            $   2,738
                                                             ----------                           -----------
Net interest margin (3)........................                                5.96%                                 5.46%
                                                                              -----                                 -----

------------------------

(1) Interest on municipal securities is not computed on a tax-equivalent basis.

(2) Amounts of interest earned includes loan fees of $233,000 and $222,000 for the periods included.

(3) Net interest margin is computed by dividing net interest income by total average interest-earning assets.

NET INTEREST INCOME CHANGES DUE TO VOLUME AND RATE

    The following table sets forth, for the periods indicated, a summary of the changes in average asset and liability balances and interest earned and interest paid resulting from changes in average asset and liability balances (volume) and changes in average interest rates and the total net change in interest income and expenses. The changes in interest due to both rate and volume have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amount of the change in each.

                                                                                         THREE MONTHS ENDED
                                                                                           MARCH 31, 1997
                                                                                                OVER
                                                                                         THREE MONTHS ENDED
                                                                                           MARCH 31, 1996
                                                                                  ---------------------------------
                                                                                         INCREASE (DECREASE)
                                                                                          DUE TO CHANGE IN
                                                                                  ---------------------------------
                                                                                   AVERAGE     AVERAGE
                                                                                   VOLUME       RATE        TOTAL
                                                                                  ---------  -----------  ---------
                                                                                           (IN THOUSANDS)
INCREASE (DECREASE) IN INTEREST AND FEE INCOME:
Federal funds sold..............................................................        ($9)        ($2 )      ($11)
Taxable investment securities...................................................        110         (16 )        94
Nontaxable investment securities(1).............................................         (3)          3      --
Loans, gross....................................................................      1,302         (34 )     1,268
                                                                                  ---------         ---   ---------
  Total.........................................................................      1,400         (49 )     1,351
INCREASE (DECREASE) IN INTEREST EXPENSE:
Interest-bearing demand deposits................................................         13           1          14
Savings deposits................................................................        123         (37 )        86
Time deposits...................................................................        395           4         399
Other borrowed funds............................................................         62          (1 )        61
                                                                                  ---------         ---   ---------
  Total.........................................................................        593         (33 )       560
                                                                                  ---------         ---   ---------
                                                                                  ---------         ---   ---------
Total change in net interest income.............................................  $     807  ($      16 ) $     791
                                                                                  ---------         ---   ---------
                                                                                  ---------         ---   ---------

------------------------

(1) Interest on nontaxable securities is not computed on a tax-equivalent basis.

    PROVISION FOR LOAN LOSSES. The provision for loan losses for the first quarter of 1997 increased 50% from the first quarter of 1996, to $240,000 from $160,000.

    NONINTEREST INCOME. Noninterest income increased by $163,000 or 29% to $734,000 for the three months ended March 31, 1997 compared with $571,000 in the same period in 1996. Service charges on deposit accounts increased by $56,000 or 20%, income from the sale of real estate held for sale or development decreased by $1,000 and other income increased by $108,000 or 38%. The primary reasons for the increase in other income are increases from loan servicing income and retail investment sales.

    NONINTEREST EXPENSE. Noninterest expenses increased by $887,000 or 38% for the three months ended March 31, 1997 compared with $571,000 for the same period in 1996. The primary components of noninterest expenses were salaries and employee benefits, occupancy expenses, furniture and equipment expenses, and other operating expenses. The following table summarizes noninterest expenses for the three-month periods ended March 31, 1997 and 1996.

                                                                             FOR THE THREE MONTHS
                                                                               ENDED MARCH 31,
                                                                             --------------------
                                                                               1997       1996
                                                                             ---------  ---------
                                                                                (IN THOUSANDS)
Salaries and employee benefits.............................................  $   1,544  $   1,186
Furniture and equipment....................................................        287        232
Occupancy expense..........................................................        279        157
Marketing..................................................................        159         90
Professional fees..........................................................        141        141
Supplies...................................................................        103         55
Regulatory assessments.....................................................         20         10
Other......................................................................        707        482
                                                                             ---------  ---------
  Total....................................................................  $   3,240  $   2,353
                                                                             ---------  ---------
                                                                             ---------  ---------

    For the three months ended March 31, 1997 compared with the three months ended March 31, 1996, salaries and related benefits increased by $358,000 or 30%, equipment expenses increased $55,000 or 24%, occupancy expenses increased $122,000 or 78%, marketing expenses increased by $69,000 or 77% and other expenses increased by $225,000 or 47%. The expense increases were primarily the result of expansion including expenses associated with acquisition and operation of Town & Country (acquired in June 1996) and the opening of three branch offices in the last three quarters of 1996. The increases in noninterest expense resulted in an increase in the efficiency ratio (noninterest expense divided by the sum of net interest income and noninterest income excluding securities gains and losses) to 76% from 71% for the three months ended March 31, 1996.

    PROVISION FOR INCOME TAXES. The Company's provision for income taxes was $270,000 for the three months ended March 31, 1997 compared with $295,000 for the same three months in 1996. Effective tax rates were 34% and 37% for the first quarters of 1997 and 1996, respectively. The provision and the effective tax rate were reduced due to the purchase of limited partnership investments in low-income affordable housing projects providing the investor with affordable housing income tax credits. The Company had investments in these partnerships of $2,700,000 as of March 31, 1997 and $1,700,000 as of March 31, 1996.

    NET INCOME. The increase in earnings in the first quarter of 1997 compared with the first quarter of 1996 resulted primarily from asset growth, an increase in the Company's net interest income of $791,000 or 29% to $3,529,000 from $2,738,000 and an increase in fee income of $163,000 or 29% to $734,000 from $571,000, offset by an increase in noninterest expenses of $887,000 or 38% to $3,240,000 from $2,353,000, a decrease in interest-earning assets as a percentage of total assets to 88.7% from 90.2%, and an increase of $80,000 or 50% to $240,000 from $160,000 in provisions for loan losses.

YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

    OVERVIEW. Net income for 1996 was $2,009,000 compared with $335,000 in 1995 and $1,736,000 in 1994. Earnings per share were $0.85 in 1996 compared with $0.16 in 1995 and $0.83 in 1994. The return on average assets was .88% in 1996 compared with .18% in 1995 and 1.05% in 1994. The Company's return on average equity for the same periods was 11.05%, 2.16% and 12.81%, respectively. Earnings in 1995 reflect a $2,881,000 write-off of the Bank's investment in real estate held by its real estate subsidiary Merced Area Investment & Development, Inc. ("MAID"). The write-off resulted in a $1,757,000 reduction in after-tax earnings for 1995.

    NET INTEREST INCOME. Total interest and fee income on earning assets increased to $19,351,000 from $15,873,000 or 22% in 1996 compared with 1995. Net interest income increased to $15,873,000 from $12,807,000, or 24%, in 1995 from 1994. Average interest-earning assets in 1996 were $203,880,000 compared with $166,826,000 in 1995, an increase of $36,220,000 or 22%. The 1996 increase in interest income was primarily the result of growth in interest-earning assets. The 1995 increase in interest income was attributable almost equally to growth in these assets and to increases in yields on these assets.

    Total average interest-bearing liabilities in 1996 were $176,333,000 compared with $143,131,000 in 1995, an increase of $33,202,000 or 23%. Total interest expense increased $1,148,000 or 20% in 1996 compared with 1995 and increased $1,867,000 or 48% in 1995 compared with 1994. The 1996 increase in interest expense was the result of growth in interest-bearing liabilities. The 1995 increase was attributable primarily to increases in the rates paid on these liabilities and, to a lesser extent, to growth in these liabilities.

    The Company's net interest margin was 6.12% for 1996, compared with 6.09% for 1995 and 6.03% for 1994. The modest improvement in net interest margin was due to an increase in loan volume as a percentage of earning assets, which was partially offset by the increase in nonperforming loans.

AVERAGE BALANCES AND RATES EARNED AND PAID

    The following table presents, for the periods indicated, condensed average balance sheet information for the Company, together with interest rates earned and paid on the various sources and uses of its funds. The table is arranged to group the elements of interest-earning assets and interest-bearing liabilities, these items being the major sources of income and expense. Nonaccruing loans are included in the calculation of average loan balances, but the nonaccrued interest thereon is excluded.

                                                              YEAR ENDED DECEMBER 31,
                                             ---------------------------------------------------------
                                                         1996                          1995
                                             ----------------------------   --------------------------
                                                       INTEREST    RATES              INTEREST  RATES
                                             AVERAGE   INCOME/    EARNED/   AVERAGE   INCOME   EARNED/
                                             BALANCE   EXPENSE     PAID     BALANCE   EXPENSE   PAID
                                             --------  --------   -------   --------  -------  -------
                                                              (DOLLARS IN THOUSANDS)
Assets
Federal funds sold.........................  $  3,920  $   207      5.28%   $  6,253  $  358     5.73%
Taxable investment securities:.............    38,331    2,596      6.77      34,095   2,219     6.51
Nontaxable investment securities(1)........     4,531      246      5.43       5,858     327     5.58
Loans, gross:(2)...........................   157,098   16,302     10.38     120,620  12,969    10.75
                                             --------  --------   -------   --------  -------  -------
    Total Earning Assets...................   203,880  $19,351      9.49     166,826  $15,873    9.51
                                                       --------                       -------
Allowance for loan losses..................    (1,913)                        (1,616)
Cash and due from banks....................    10,436                          8,832
Premises and equipment.....................     4,775                          3,783
Interest receivable and other assets.......    10,946                          8,056
                                             --------                       --------
    Total Assets...........................  $228,124                       $185,881
                                             --------                       --------
Liabilities and shareholders' equity
Interest-bearing demand deposits...........  $ 29,376  $   268       .91    $ 26,192  $  239      .91
Savings deposits...........................   104,438    4,350      4.16      91,509   4,213     4.65
Time deposits..............................    40,994    2,167      5.29      25,431   1,254     4.93
Other borrowed funds.......................     1,020       80      7.84         141      11     7.80
                                             --------  --------   -------   --------  -------  -------
Total interest-bearing liabilities.........   176,328  $ 6,865      3.89     143,273  $5,717     3.99
                                                       --------                       -------
Noninterest-bearing demand deposits........    30,549                         26,478
Accrued interest, taxes and other
  liabilities..............................     3,067                            641
                                             --------
Total liabilities..........................   209,944                        170,392
Shareholders' equity.......................    18,180                         15,485
                                             --------                       --------
Total liabilities and shareholders'
  equity...................................  $228,124                       $185,881
                                             --------                       --------
Net interest income........................            $12,486                        $10,156
                                                       --------                       -------
Net interest margin(3).....................                         6.12%                        6.09%
                                                                  -------                      -------


                                                        1994
                                             --------------------------
                                                       INTEREST  RATES
                                             AVERAGE   INCOME/  EARNED/
                                             BALANCE   EXPENSE   PAID
                                             --------  -------  -------

Assets
Federal funds sold.........................  $  6,330  $  261     4.12%
Taxable investment securities:.............    26,966   1,479     5.48
Nontaxable investment securities(1)........     4,579     272     5.94
Loans, gross:(2)...........................   110,690  10,795     9.75
                                             --------  -------  -------
    Total Earning Assets...................   148,565  $12,807    8.62
                                                       -------
Allowance for loan losses..................    (1,690)
Cash and due from banks....................     8,750
Premises and equipment.....................     2,578
Interest receivable and other assets.......     7,628
                                             --------
    Total Assets...........................  $165,831
                                             --------
Liabilities and shareholders' equity
Interest-bearing demand deposits...........  $ 25,126  $  237      .94
Savings deposits...........................    66,516   2,298     3.45
Time deposits..............................    34,420   1,312     3.81
Other borrowed funds.......................        48       3     6.25
                                             --------  -------  -------
Total interest-bearing liabilities.........   126,110  $3,850     3.05
                                                       -------
Noninterest-bearing demand deposits........    25,326
Accrued interest, taxes and other
  liabilities..............................       842

Total liabilities..........................   152,278
Shareholders' equity.......................    13,553
                                             --------
Total liabilities and shareholders'
  equity...................................  $165,831
                                             --------
Net interest income........................            $8,957
                                                       -------
Net interest margin(3).....................                       6.03%
                                                                -------

------------------------------

(1) Interest on municipal securities is not computed on a tax-equivalent basis.

(2) Amounts of interest earned includes loan fees of $1,106,000, $501,000 and $812,000 for the periods included.

(3) Net interest margin is computed by dividing net interest income by total average interest-earning assets.

NET INTEREST INCOME CHANGES DUE TO VOLUME AND RATE

    The following table sets forth, for the periods indicated, a summary of the changes in average asset and liability balances and interest earned and interest paid resulting from changes in average asset and liability balances (volume) and changes in average interest rates. The changes in interest due to both rate and volume have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amount of the change in each. Nonaccruing loans are included in the table for computational purposes, but the nonaccrued interest thereon is excluded.

                                                    YEAR ENDED DECEMBER 31, 1996     YEAR ENDED DECEMBER 31, 1995
                                                    OVER YEAR ENDED DECEMBER 31,     OVER YEAR ENDED DECEMBER 31,
                                                                1995                             1994
                                                   -------------------------------  -------------------------------
                                                         INCREASE (DECREASE)              INCREASE (DECREASE)
                                                          DUE TO CHANGE IN                 DUE TO CHANGE IN
                                                   -------------------------------  -------------------------------

                                                    AVERAGE    AVERAGE               AVERAGE    AVERAGE
                                                    VOLUME      RATE       TOTAL     VOLUME      RATE       TOTAL
                                                   ---------  ---------  ---------  ---------  ---------  ---------
                                                                            (IN THOUSANDS)
Increase (decrease) in interest and fee income:
Taxable investment securities....................  $     276  $     101  $     377  $     434  $     306  $     740
Nontaxable investment securities(1)..............        (74)        (7)       (81)        70        (15)        55
Federal funds sold...............................       (125)       (26)      (151)        (3)       100         97
Loans, gross.....................................      3,767       (434)     3,333      1,015      1,159      2,174
                                                   ---------  ---------  ---------  ---------  ---------  ---------
    Total........................................      3,844       (366)     3,478      1,516      1,550      3,066

Increase (decrease) in interest expense:
Interest-bearing demand deposits.................  $      29  $  --      $      29  $       9  $      (7) $       2
Savings deposits.................................        427       (290)       137      1,016        899      1,915
Time deposits....................................        817         96        913        (90)        32        (58)
Other borrowed funds.............................         69     --             69          7          1          8
                                                   ---------  ---------  ---------  ---------  ---------  ---------
    Total........................................      1,342       (194)     1,148        942        925      1,867
                                                   ---------  ---------  ---------  ---------  ---------  ---------
Total change in net interest income..............  $   2,502  ($    172) $   2,330  $     574  $     625  $   1,199
                                                   ---------  ---------  ---------  ---------  ---------  ---------
                                                   ---------  ---------  ---------  ---------  ---------  ---------

------------------------

(1) Interest on nontaxable securities is not computed on a tax-equivalent basis.

    PROVISIONS FOR LOAN LOSSES. The provision for loan losses increased substantially to $1,513,000 in 1996 from $228,000 in 1995 and $0 in 1994.

    NONINTEREST INCOME. Noninterest income in 1996 increased to $2,935,000 from a loss of $1,224,000, an increase of $4,159,000. Noninterest income in 1995 reflected a $2,881,000 write-off of real estate held by MAID. In 1996, service charges increased $354,000 or 38%, other income increased by $504,000 or 78% and gains on the sale of real estate increased by $420,000 or 474%. Increases in service charge income were due to Company's growth as well as increased service charges implemented in 1996. Other income increased primarily due to increased revenues on retail investment products, loan servicing income, gains on the sale of Small Business Administration loans and gains on the sale of securities.

    In 1995, service charge income increased by $20,000 or 2%, income from the sale of real estate held for sale or development increased by $74,000 and other income increased by $237,000 or 57%. Other income increases in 1995 were due to the addition of commission fees earned on investment product sales and increases in loan servicing fee income.

    In 1996, the Company recognized $508,000 in gains on the sale of 40 improved lots and four single family homes in two real estate projects. In 1995, the Company recognized gains of $88,000 in gains on the sale of eight single family homes and 56 improved lots in three projects. In 1994 the Company recognized gains of $14,000 on the sale of nine single-family homes and two improved lots in three projects.

    NONINTEREST EXPENSE. Noninterest expense in 1996 was $10,736,000, an increase of $2,590,000 or 32% compared with 1995. Noninterest expense in 1995 was $8,146,000, an increase of $1,223,000 or 18% compared with noninterest expense of $6,923,000 in 1994.

    The primary components of noninterest expenses were salaries and employee benefits, occupancy expenses, furniture and equipment expenses, and other operating expenses. The following table summarizes noninterest expenses for the last three years.

                                                                            FOR THE YEARS ENDED DECEMBER
                                                                                         31,
                                                                           -------------------------------
                                                                             1996       1995       1994
                                                                           ---------  ---------  ---------

                                                                                   (IN THOUSANDS)
Salaries and employee benefits...........................................  $   5,283  $   4,161  $   3,540
Furniture and equipment..................................................      1,022        789        534
Occupancy expense........................................................        835        612        587
Professional fees........................................................        755        404        299
Marketing................................................................        370        212        250
Supplies.................................................................        292        234        124
Regulatory assessments...................................................         48        183        394
Other....................................................................      2,131      1,551      1,195
                                                                           ---------  ---------  ---------
    Total................................................................  $  10,736  $   8,146  $   6,923
                                                                           ---------  ---------  ---------
                                                                           ---------  ---------  ---------

    The salary increase in 1996 of $1,122,000 was primarily due to two factors. First, the purchase of Town & County added $473,000 to total salaries. Second, in 1996 the Bank underwent a reengineering project under which Bank operations were streamlined and voluntary separation packages were offered to all eligible employees. A total of 23 employees accepted the package, and total separation expenses of $286,000 were added to 1996 total salaries. The remaining increase was primarily due to the two new branches established in late 1995 and early 1996.

    Other increases related to overall growth in expenses attributable to new branch openings in late 1995 through 1996, as well as the acquisition of Town & Country. The salary and related benefits increase in 1995 was primarily due to an increase in full-time equivalents due in part to the opening of a new branch and two new loan production offices in 1995. Average full-time equivalents were 115 in 1995 compared with 103 in 1994, a 11.7% increase. Normal merit increases and related benefit expenses also contributed to the overall increase.

    The 1996 and 1995 increases in occupancy expense were primarily due to the purchase of Town & Country and its four branch offices in June 1996 and the opening of four new branches of County Bank between November 1995 and December 1996.

    Professional fees include legal, consulting, audit and accounting fees. The 1996 increase in professional fees was due in part to consulting fees incurred in conjunction with the reengineering project undertaken by the Company in 1996. The increases in 1995 were primarily due to increases in legal fees related to corporate matters such as the conversion to a bank holding company structure.

    Other increase in expenses from 1994 to 1995 and from 1995 to 1996 were attributable primarily to overall growth of the Company.

    PROVISION FOR INCOME TAXES. The Company's provision for income taxes was $1,163,000 in 1996, $223,000 in 1995 and $1,103,000 in 1994. The effective income tax rate was 36.7% in 1996 compared with 39.9% in 1995 and 38.8% in 1994. In part the effective tax rate of the Company was reduced in 1996 due to the tax credits earned by the purchase of housing tax credits in late 1995 and 1996. Total housing tax credits for 1996 were approximately $67,000. The change in the effective tax rate for the three years was also affected by the effective tax benefit derived from interest income on loans and securities exempt from federal taxation. The tax benefit from such income as a percentage of income before taxes was 2.7% in 1996, 17.7% in 1995 and 3.0% in 1994.

    NET INCOME. Net income in 1996 represented a 500% increase in earnings compared with 1995, following a 81% decrease in 1995 compared with 1994 results. The increase in earnings in 1996 compared with 1995 was primarily due to the real estate write-off in 1995. Excluding the effect of the write-off, earnings in 1996 were down approximately $83,000. The areas in which the Company showed earnings improvement in 1996 compared with 1995 included a net interest income increase of $2,330,000 or 23%, and an increase in noninterest income, exclusive of the 1995 real estate write-off and any gains or income on real estate held for sale or development in 1996 and 1995, of $1,278,000 or 77%. These increases were more than offset by an increase of $1,285,000 or 564% in provisions for loan losses to $1,513,000 from $228,000 and an increase of $2,591,000 or 32% in noninterest expenses to $10,736,000 in 1996 from $8,146,000 in 1995.

    Net income in 1995 was most profoundly affected by the $2,881,000 real estate-write off in that year. Net interest income in 1995 was $10,156,000 compared with $8,957,000 in 1994. Noninterest income, exclusive of the real estate provisions, increased by $54,000. These increases were partially offset by an increase of $1,223,000 or 18% in noninterest expense, to $8,146,000 in 1995 from $6,923,000 in 1994, and loan loss provisions of $228,000 in 1995 compared with zero in 1994. The decrease in return on average assets and average equity in 1995, exclusive of the real estate write-off, was generally attributable to increases in noninterest expenses and loan loss provisions, which were offset in part by a moderate increases in net interest income and noninterest income.

ASSET AND LIABILITY MANAGEMENT

    Asset and liability management is an integral part of managing a banking institution's primary source of income, net interest income. The Company manages the balance between rate-sensitive assets and rate-sensitive liabilities being repriced in any given period with the objective of stabilizing net interest income during periods of fluctuating interest rates. The Company considers its rate-sensitive assets to be those which either contain a provision to adjust the interest rate periodically or mature within one year. These assets include certain loans and investment securities and federal funds sold. Rate-sensitive liabilities are those which allow for periodic interest rate changes within one year and include maturing time certificates, certain savings deposits and interest-bearing demand deposits. The difference between the aggregate amount of assets and liabilities that reprice within at various time frames is called the "gap." Generally, if repricing assets exceed repricing liabilities in a time period the Company would be deemed to be asset-sensitive. If repricing liabilities exceed repricing assets in a time period the Company would be deemed to be liability-sensitive. Generally, the Company seeks to maintain a balanced position whereby there is no significant asset or liability sensitivity within a one-year period to ensure net interest margin stability in times of volatile interest rates. This is accomplished through maintaining a significant level of loans, investment securities and deposits available for repricing within one year.

    The following tables set forth the interest rate sensitivity of the Bank's interest-earning assets and interest-bearing liabilities as of March 31, 1997 and December 31, 1996, using the interest rate sensitivity gap ratio. For purposes of the following table, an asset or liability is considered rate-sensitive within a specified period when it can be repriced or matures within its contractual terms.

                                                     AT MARCH 31, 1997
                          ------------------------------------------------------------------------
                                         AFTER 3      AFTER 1
                                           BUT       YEAR BUT
                            WITHIN       WITHIN       WITHIN       AFTER    NON-INTEREST
                           3 MONTHS     12 MONTHS     5 YEARS     5 YEARS     BEARING      TOTAL
                          -----------  -----------  -----------  ---------  -----------  ---------
                                                   (DOLLARS IN THOUSANDS)
ASSETS
Federal funds sold
Time deposits at other
  banks.................  $     991    $     297    $   --       $  --       $  --       $   1,288
Investment securities...      7,671        7,029        6,875       35,927      --          57,502
Loans...................    115,133       22,185       40,941        9,796      --         188,055
Other interest-bearing
  assets................      --           3,172        --          --          --           3,172
                          -----------  -----------  -----------  ---------  -----------  ---------
  Total earning
    assets..............    123,795       32,683       47,816       45,723      --         250,017
Noninterest-earning
  assets and allowances
  for
  loan losses...........      --           --           --          --          35,867      35,867
                          -----------  -----------  -----------  ---------  -----------  ---------
  Total assets..........  $ 123,795    $  32,683    $  47,816    $  45,723   $  35,867   $ 285,884

LIABILITIES AND
  SHAREHOLDERS' EQUITY
Savings, money market
  and NOW deposits......  $ 146,905    $   --       $   --       $  --       $  35,179   $ 182,084
Time deposits...........     14,591       34,691       15,880          200      --          65,362
Other interest-bearing
  liabilities...........      4,523        2,430        5,330          105      --          12,388
Other liabilities and
  shareholders'
  equity................      --           --           --          --          26,050      26,050
                          -----------  -----------  -----------  ---------  -----------  ---------
  Total liabilities and
    shareholders'
    equity..............    166,019       37,121       21,210          305      61,229   $ 285,884
                          -----------  -----------  -----------  ---------  -----------  ---------
Incremental gap.........    (42,224)      (4,438)      26,606       45,418   ($ 25,362)
                          -----------  -----------  -----------  ---------  -----------  ---------
Cumulative gap..........  $ (42,224)   $ (46,662)   $ (20,056)   $  25,362
Cumulative gap as a % of
  earning assets........      (16.9)%      (18.7)%       (8.0)%       10.1%

                                                    AT DECEMBER 31, 1996
                          ------------------------------------------------------------------------
                                         AFTER 3      AFTER 1
                                           BUT       YEAR BUT
                            WITHIN       WITHIN       WITHIN       AFTER    NON-INTEREST
                           3 MONTHS     12 MONTHS     5 YEARS     5 YEARS     BEARING      TOTAL
                          -----------  -----------  -----------  ---------  -----------  ---------
                                                   (DOLLARS IN THOUSANDS)
ASSETS
Federal funds sold......  $   3,735    $   --       $   --       $  --       $  --       $   3,735
Time deposits in other
  banks.................      1,800          308          993       --          --           3,101
Investment securities...        315        3,976        8,279       30,808      --          43,378
Loans...................    115,848       20,857       36,856        9,686      --         183,247
Other interest-bearing
  assets................        880        3,134        --          --          --           4,014
  Total earning
    assets..............    122,778       28,275       45,135       40,494      --         237,475
Noninterest-earning
  assets and allowances
  for
  loan losses...........      --           --           --          --          28,514      28,514
                          -----------  -----------  -----------  ---------  -----------  ---------
  Total assets..........  $ 122,578    $  28,275    $  46,128    $  40,494   $  28,514   $ 265,989
                          -----------  -----------  -----------  ---------  -----------  ---------

LIABILITIES AND
  SHAREHOLDERS' EQUITY
Savings, money market
  and NOW deposits......  $ 145,588    $   --       $   --       $  --       $  39,157   $ 184,745
Time deposits...........     12,180       29,877       11,543       --          --          53,600
Other interest-bearing
  liabilities...........      --             791                       105       3,000       3,896
Other liabilities and
  shareholders'
  equity................      --           --           --          --          23,748      23,748
                          -----------  -----------  -----------  ---------  -----------  ---------
  Total liabilities and
    shareholders'
    equity..............    157,768       30,668       11,543          105      65,905   $ 265,989
                          -----------  -----------  -----------  ---------  -----------  ---------
Incremental gap.........    (35,190)      (2,393)      34,585       40,389   $ (37,391)
                          -----------  -----------  -----------  ---------  -----------  ---------
Cumulative gap..........  $ (35,190)   $ (37,583)   $  (2,998)   $  37,391
Cumulative gap as a % of
  earning assets........      (14.8)%      (15.8)%      (12.6)%       15.7%

    The Company was liability-sensitive with a negative cumulative one-year gap of $46,662,000 or 18.7% of interest-earnings assets at March 31, 1997 and $37,583,000 or 15.8% of earning assets at December 31, 1996. In general, based upon the Company's mix of deposits, loans and investments, increases in interest rates would be expected to result in a decrease in the Company's net interest margin.

    The interest rate gaps reported in the tables arise when assets are funded with liabilities having different repricing intervals. Since these gaps are actively managed and change daily as adjustments are made in interest rate views and market outlook, positions at the end of any period may not be reflective of the Company's interest rate sensitivity in subsequent periods. Active management dictates that longer-term economic views are balanced against prospects for short-term interest rate changes in all repricing intervals. For purposes of the analysis above, repricing of fixed-rate instruments is based upon the contractual maturity of the applicable instruments. Actual payment patterns may differ from contractual payment patterns. The change in net interest income may not always follow the general expectations of an asset-sensitive or liability-sensitive balance sheet during periods of changing interest rates, because interest rates earned or paid may change by differing increments and at different time intervals for each type of interest-sensitive asset and liability. As a result of these factors, at any given time, the Company may be more sensitive or less sensitive to changes in interest rates than indicated in the above tables. Greater sensitivity would have a more adverse effect on net interest margin if market interest rates were to increase, and a more favorable effect if rates were to decrease.

    An additional measure of interest rate sensitivity that the Company monitors through a detailed model is its expected change in earnings. This model's estimate of interest rate sensitivity takes into account the differing time intervals and differing rate change increments of each type of interest-sensitive asset and liability. It then measures the projected impact of changes in market interest rates on the Company's return on equity. Based upon the March 31, 1997 mix of interest-sensitive assets and liabilities, given an immediate and sustained increase in the federal funds rate of 1%, this model estimates the Company's cumulative return on equity over the next year would decrease by less than 1%. No assurance can be given that the actual return on equity would not decrease by more than 1% in response to a 1% increase in federal funds rate, or that actual return on equity would not decrease substantially if market interest rates increased by more than 1%.

LIQUIDITY AND CAPITAL RESOURCES

    To maintain adequate liquidity requires that sufficient resources be available at all times to meet cash flow requirements of the Company. The need for liquidity in a banking institution arises principally to provide for deposit withdrawals, the credit needs of its customers and to take advantage of investment opportunities as they arise. A company may achieve desired liquidity from both assets and liabilities. The Company considers cash and deposits held in other banks, federal funds sold, other short term investments, maturing loans and investments, payments of principal and interest on loans and investments and potential loan sales as sources of asset liquidity. Deposit growth and access to credit lines established with correspondent banks and market sources of funds are considered by the Company as sources of liability liquidity.

    The Company reviews its liquidity position on a regular basis based upon its current position and expected trends of loans and deposits. These assets include cash and deposits in other banks, available-for-sale securities and federal funds sold. The Company's liquid assets totaled $65,301,000, $63,196,000 and $64,269,000 on March 31, 1997, December 31, 1996, and December 31, 1995,
respectively, and constituted 22.8%, 23.8% and 30.7%, respectively, of total assets on those dates. Liquidity is also affected by the collateral requirements of its public deposits and certain borrowings. Total pledged securities were $14,797,000 at March 31, 1997 compared with $16,678,000 at December 31, 1996 and
$18,157,000 at December 31, 1995.

    Although the Company's primary sources of liquidity include liquid assets and a stable deposit base, the Company maintains lines of credit with the Federal Reserve Bank of San Francisco, Federal Home Loan Bank of San Francisco and Pacific Coast Bankers' Bank aggregating $12,600,000, of which $6,105,000 was outstanding as of March 31, 1997 and $105,000 was outstanding as of December 31, 1996. Lines of credit were $5,270,000 with $106,000 outstanding at December 31, 1995. Management believes that the Company maintains adequate amounts of liquid assets to meet its liquidity needs. The Company's liquidity might be insufficient if deposit withdrawals were to exceed anticipated levels. Deposit withdrawals can increase if a company experiences financial difficulties or receives adverse publicity for other reasons, or if its pricing, products or services are not competitive with those offered by other institutions.

    Capital serves as a source of funds and helps protect depositors against potential losses. The primary source of capital for the Company has been internally generated capital through retained earnings. The Company's shareholders' equity increased by $695,000 or 3% since December 31, 1996. This increase was primarily the result of net income of $513,000 for the three months ended March 31, 1997, $99,000 from the exercise of stock options and $172,000 from the purchase of stock pursuant to Company benefit plans. These increases were offset to a limited extent by an increase of $93,000 in unrealized loss on investment securities (net of tax effect). The Company's shareholders' equity increased $5,881,000 in 1996, $1,011,000 in 1995, and $1,449,000 in 1994. The increase in
1996 was the result of net income for the year of $2,009,000, $3,969,000 from issuance of common stock in the acquisition of Town & Country, $208,000 in payments upon the exercise of stock options and $162,000 in payments for the issuance of shares pursuant to employee benefit plans. The increases were partially offset by a net reduction in the net unrealized value in the available-for-sale investment portfolio of $381,000 and cash payments of $86,000 paid in lieu of fractional shares on stock dividends and for cash dividends. The 1995 increase was the result of a $667,000 increase in the unrealized gain in the available-for-sale investment portfolio, net income of $335,000 and $15,000 received upon the exercise of stock options.

    Federal regulations establish guidelines for calculating risk-adjusted capital ratios. These guidelines establish a systematic approach of assigning risk weights to bank assets and off-balance sheet items making capital requirements more sensitive to differences in risk profiles among banking organizations. Under these regulations, banks and bank holding companies are required to maintain a risk-based capital ratio of 8.0%; that is, "Tier 1" plus "Tier 2" capital must equal at least 8% of risk-weighted assets plus off-balance sheet items, and Tier 1 capital (primarily shareholders' equity) must constitute at least 50% of qualifying capital. Tier 1 capital consists primarily of shareholders' equity excluding good will, and Tier 2 capital includes subordinated debt and, subject to a limit of 1.25% of risk-weighted assets, the allowance for loan losses. It is the Company's intention to maintain risk-based capital ratios at levels characterized as "well capitalized" for banking organizations: Tier 1 risk-based capital of 6% or above and total risk-based capital at 10% or above. As of March 31, 1997 and December 31, 1996 the Company had Tier 1 risk-based capital ratios of 9.04% and 8.95%, respectively, and total risk-based capital ratios of 10.27% and 10.20%, respectively. Based on preliminary information, the Company expects its Tier 1 risk-based and total risk-based capital ratios as of June 30, 1997, to be 8.44% and 9.45%, respectively.

    In addition, regulators have adopted a minimum leverage capital ratio standard. This standard is designed to ensure that all financial institutions, irrespective of their risk profile, maintain minimum levels of core capital, which by definition excludes the allowance for loan losses. These minimum standards for top-rated institutions may be as low as 3%; however, regulatory agencies have stated that most institutions should maintain ratios at least 1 to 2 percentage points above the 3% minimum. It is the Company's intention to maintain the leverage ratio for County Bank above the 3% minimum for "well capitalized" banks. As of March 31, 1997 and December 31, 1996, the Company's leverage capital ratio equaled 7.19% and 7.31%, respectively. The decrease was due primarily to growth in the Company's assets. Based on preliminary information, the Company expects its leverage ratio as of June 30, 1997 to be 6.85%.

    For a presentation of the actual and pro forma capitalization of the Company and County Bank, see "Capitalization."

    As indicated, capital levels for the Company remain above established regulatory capital requirements. Failure to meet minimum capital requirements can trigger mandatory and possibly additional discretionary actions by the regulators that, if undertaken, could have a material effect on the Company's financial statements and operations. See "Regulation and Supervision."

    In addition, in March 1997, in response to regulatory concerns about the Bank's level of nonperforming assets, the Bank's Board of Directors adopted a resolution to maintain a ratio of shareholder's equity to total assets of 6.75% upon reducing its loans classified as "Substandard" or "Doubtful" as of December 2, 1996, from $11,800,000 to no more than $8,555,000 by June 30, 1997, and to maintain a ratio of at least 6.50% upon reducing such loans to $7,800,000 by December 31, 1997. At March 31, 1997, the Bank's assets classified as "Substandard" or "Doubtful" were $10,080,000.

    At June 30, 1997, loans that were classified "Substandard" and "Doubtful" as of December 2, 1996 were reduced to $4.2 million, below both the $8.6 million target level for June 30, 1997 and the $7.8 million target level for December 31, 1997. Accordingly, the Bank's commitment is to maintain a total equity to total assets ratio of no less than 6.50%. However, in the second quarter of 1997, the Company incurred losses primarily as a result of making provisions of $3,236,000 to the allowance for loan losses, which reduced the Bank's ratio of total equity to total assets at June 30, 1997 to 6.15%, which was below the 6.50% commitment. See "Recent Developments." The Bank has discussed this situation with its regulators, which have agreed to forbear from taking any action against the Bank as a result of its failure to meet the capital ratio commitment. The regulators have not waived or given forbearance on this commitment for the Bank at September 30, 1997. No assurances can be given that any such waiver or forbearances will be given in the future should the Ban fail to meet its commitments in the future.

IMPACT OF INFLATION

    The financial statements and related financial information presented in this Prospectus have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance that the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or same magnitude as the price of goods and services.

                      BUSINESS OF CAPITAL CORP OF THE WEST

    THE FOLLOWING BUSINESS SECTION CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS.

GENERAL

    Capital Corp was incorporated in 1995 under the California General Corporation Law for the principal purpose of becoming the holding company for County Bank, which is its primary asset, and to engage in activities permitted for a bank holding company. It is registered as a bank holding company under the BHC Act. It shares corporate headquarters with County Bank at 1160 West Olive Avenue, Merced, California 95348. Its telephone number is (209) 725-2269. The activities of Capital Corp are subject to the regulatory supervision of the FRB. Capital Corp may engage, directly or through subsidiary corporations, only in those activities closely related to banking which are specifically permitted under the BHC Act. See "Regulation and Supervision--Bank Holding Company Act." Capital Corp conducts nearly all of its operations through two operating subsidiary financial institutions, County Bank and Town & Country.

COUNTY BANK

    County Bank was organized and began operations in 1977 as County Bank of Merced, a California state banking corporation. In November 1992, the Bank changed its legal name to County Bank. The Bank's deposits are insured by the FDIC up to applicable limits. It is not a member of the Federal Reserve System.

    The Bank engages in the general commercial banking business primarily in Merced, Stanislaus and Tuolumne counties from its main banking office in Merced, California, and its eight other full-service branch offices located in Merced, Atwater, Los Banos, Hilmar, Sonora, Modesto and Turlock. Although approved to be a full service branch banking office, the administrative headquarters facility is currently used solely as corporate headquarters.

    The Bank conducts a general commercial banking business including the solicitation of demand, savings and time deposits and commercial, real estate, personal, home improvement, home mortgage, automobile, credit card and other installment and term loans. The Bank offers travelers' checks, safe deposit boxes, banking-by-mail, drive-up facilities, 24-hour automated teller machines, and other customary banking services to its customers. The Bank also offers investment products, such as mutual funds, annuities, stocks and bonds, through Aegon USA Securities, Inc. Investment products are not FDIC-insured. Management believes that there is no significant demand for trust services in the Bank's service area, and the Bank does not operate a trust department nor does it offer these services through a correspondent banking relationship to its customers. Most of the Bank's business originates from individuals, businesses and professional firms located in and around its service area.

TOWN & COUNTRY

    Town & Country is an industrial loan company, also known as a thrift and loan company, originally organized under California law in 1957. Its headquarters and main banking office are in Turlock, California, and it has branches in Modesto, Visalia and Fresno. Town & Country conducts a general consumer lending and deposit-taking business; it specializes in direct loans to the public and the purchase of financing contracts principally from automobile dealerships and furniture stores. At March 31, 1997, it had assets of $31 million, loans of $22 million and deposits of $25 million.

    Thrift and loan companies are subject to examination, regulation and control by the FDIC and the Department. Its deposits (technically known as investment certificates or certificates of deposit rather than deposits) are insured by the FDIC up to applicable limits. Under California law, Town & Country may issue investment certificates and certificates of deposit in an aggregate amount up to 17 times its capital and surplus. It is also subject to FDIC capital adequacy guidelines.

PREMISES

    The Company's headquarters is currently located at 1160 West Olive Street, Merced, California. The Company is constructing a new headquarters building in downtown Merced at the corner of M and Main Streets. This facility will house the corporate headquarters, the Merced main office of County Bank, central administrative support and certain loan departments. The Company expects construction to be complete in the third quarter of 1997. The following table sets forth information about the Company's banking offices, including the Branches to be acquired if the Branch Acquisition is completed.

                                                                                IN OPERATION
LOCATION                                     TYPE OF OFFICE    OWNED/LEASED        SINCE
-----------------------------------------  ------------------  -------------  ----------------
COUNTY BANK
490 West Olive, Merced...................  Main branch             Owned            1977
606 West 19th Street, Merced (1).........  Branch                 Leased            1991
1160 West Olive Street, Merced (1).......  Administrative         Leased            1986
                                             office
1170 West Olive, Merced (1)..............  Real estate loan       Leased            1992
                                             department/
                                             administrative
                                             offices
Atwater..................................  Branch                  Owned            1981
Los Banos................................  Branch                 Leased            1989
Hilmar...................................  Branch                  Owned            1993
Turlock..................................  Branch                  Owned            1995
Sonora...................................  Branch                 Leased            1996
3508 McHenry, Modesto....................  Branch                 Leased            1996
1003 12th Street, Modesto................  Branch                 Leased            1996
Dos Palos (2)............................  Branch                  Owned            1997
Livingston (2)...........................  Branch                  Owned            1997
Mariposa (2).............................  Branch                  Owned            1997

TOWN & COUNTRY
Turlock..................................  Main office            Leased            1980
Modesto..................................  Branch                 Leased            1989
Visalia..................................  Branch                 Leased            1993
Fresno...................................  Branch                 Leased            1996

------------------------

(1) To be relocated into the new headquarters in downtown Merced in late 1997.

(2) To be acquired as part of the Branch Acquisition.

    Aggregate annual rentals for the Company and its subsidiaries for leased premises were $391,000 for the year ended December 31, 1996. Aggregate annual rental commitments for leased premises for 1997 are $451,000.

INVESTMENT PORTFOLIO

    The following table sets forth the fair value of securities available for sale and the book and market values of securities held for maturity at the dates indicated.

                                                                              AT DECEMBER 31,
                                                      ----------------------------------------------------------------
                                 AT MARCH 31, 1997            1996                  1995                  1994
                                --------------------  --------------------  --------------------  --------------------
                                  BOOK      MARKET      BOOK      MARKET      BOOK      MARKET      BOOK      MARKET
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                (DOLLARS IN THOUSANDS)
AVAILABLE FOR SALE
U.S. Treasury and U.S.
  Government agency...........             $   5,599             $  17,711             $  22,521             $  20,593
State and political
  subdivisions................                 4,294                 4,271                 4,297
Mortgage-backed securities....                34,669                20,751                17,932
Other securities..............                 1,524                   645                   552                   487
                                           ---------             ---------             ---------             ---------
Total.........................             $  46,086             $  43,378             $  45,302             $  21,080
                                           ---------             ---------             ---------             ---------
HELD TO MATURITY
U.S. Treasury and U.S.
  Government agency...........  $  11,456  $  11,058                --                    --      $   8,175  $   7,989
State and political
  subdivisions................     --         --                    --                    --          6,571      6,567
                                ---------  ---------             ---------             ---------  ---------  ---------
Total.........................  $  11,456  $  11,058                --                    --      $  14,746  $  14,556
                                ---------  ---------             ---------             ---------  ---------  ---------
                                ---------  ---------             ---------             ---------  ---------  ---------

    The following table sets forth the maturities of the Company's investment securities at March 31, 1997 and the weighted average yields of such securities calculated on the basis of the cost and effective yields based on the scheduled maturity of each security. Maturities of mortgage-backed securities are stipulated in their respective contracts. However, actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call prepayment penalties. Yields on municipal securities have not been calculated on a tax-equivalent basis.

                                                                     AT MARCH 31, 1997
                         ---------------------------------------------------------------------------------------------------------
                                                  AFTER ONE BUT WITHIN   AFTER FIVE BUT WITHIN
                            WITHIN ONE YEAR            FIVE YEARS               10 YEARS             AFTER 10 YEARS        TOTAL
                         ----------------------  ----------------------  ----------------------  ----------------------  ---------
                          AMOUNT       YIELD      AMOUNT       YIELD      AMOUNT       YIELD                              AMOUNT
                         ---------  -----------  ---------  -----------  ---------  -----------                          ---------
                                                                  (DOLLARS IN THOUSANDS)
AVAILABLE FOR SALE
U.S. Treasury and U.S.
  Government agency....  $  --          --       $   4,299       7.01%   $     978       7.55%   $     322       7.75%   $   5,599
State and political
  subdivisions.........      1,163       7.51%       2,309       4.54          822       4.87       --          --           4,294
Mortgage-backed
  securities...........      5,096       6.94          309       7.74          300       8.10       28,964       7.35       34,669
Equity securities......     --                      --                      --                      --                       1,524
                         ---------               ---------               ---------               ---------               ---------
Total..................  $   6,259               $   6,917               $   2,100               $  29,286               $  46,086
                         ---------               ---------               ---------               ---------               ---------
                         ---------               ---------               ---------               ---------               ---------
HELD TO MATURITY
U.S. Treasury and U.S.
  Government agency....     --          --          --          --       $   7,054       6.94%   $   4,402       7.41%   $  11,456
                         ---------               ---------               ---------               ---------               ---------
                         ---------               ---------               ---------               ---------               ---------

    In the above table, mortgage-backed securities are shown repricing at the time of maturity rather than in accordance with their principal amortization schedules. The Company does not own securities of a single issuer whose aggregate book value is in excess of 10% of its total equity.

LENDING ACTIVITIES

    GENERAL. County Bank originates, purchases and sells loans, or purchases and sells participating interests in loans. See "Lending Procedures and Loan Approval Process" for a description of applicable regulations which limit lending in relation to shareholders' equity. County Bank originates, purchases and participates in loans for its own portfolio and for sale in the secondary market. Lending activities include the origination and purchase of commercial loans (including Small Business Administration loans and accounts receivable loans), agricultural loans, real estate construction loans, real estate mortgage loans and consumer loans.

COMMERCIAL LOANS

    GENERAL. County Bank provides intermediate and short-term commercial loans that are either unsecured, partially secured or fully secured. The majority of these loans are in Merced, Stanislaus and Tuolumne counties. Loan maturities are normally 12 months with a complete re-analysis required prior to considering any extension. Depending on the creditworthiness of the business, certain types of open-ended loans to $100,000 and non-open-ended reviewable products are also available. These loans are made to any size business from a sole proprietorship to a corporation. In general, it is the intent of County Bank to take collateral whenever possible regardless of the loan purpose. Collateral may include liens on inventory, accounts receivable, fixtures and office furniture and equipment and, in some cases, leasehold improvements. As a matter of policy, the Bank requires all principals of a business to be co-obligors on all loan instruments and all significant stockholders of corporations to execute a specific debt guaranty. All borrowers must demonstrate the ability to service and repay not only County Bank debt but all outstanding business debt, exclusive of collateral, on the basis of historical earnings and/or reliable projections.

    SBA LOANS. County Bank's SBA Loan Department originates and funds loans qualifying for guarantees issued by the United States Small Business Administration (the "SBA"), an independent agency of the Federal government. The SBA guarantees on such loans currently range from 75% to 90% of the principal and accrued interest. Under certain circumstances, the guarantee of principal and interest may be less than 75%, as the maximum guarantee in most loans originated by County Bank is $750,000, and the guaranteed percentage is less than 75% for loans over $1.0 million. SBA loans are generally made to small and medium-size businesses. County Bank typically requires that SBA loans be secured by first or second deeds of trust on real property, and occasionally County Bank also obtains additional collateral such as personal property or other real property. SBA loans have terms ranging from seven to 25 years depending on the use of the proceeds. County Bank generally limits the amount available to any one borrower under this program to $1.0 million. To qualify for an SBA loan, a borrower must demonstrate the capacity to service and repay the loan exclusive of the collateral on the basis of historical earnings and/or reliable projections. Those portions of the loans that remain with the Bank and those that have not yet been sold are included in the loan category "Commercial" in the loan portfolio table.

    ACCOUNTS RECEIVABLE LOANS. County Bank provides accounts receivable financing for small and medium-size businesses within its service area. To facilitate this type of financing, County Bank contracts with Business Manager/Private Business, Inc., which provides the computer program that provides receivable accounting and reconcilement and by which County Bank manages and supervises this financing facility.

    Once the creditworthiness, integrity and financial capacity of the business have been determined, County Bank then qualifies the eligibility of the specific business's accounts receivable. Typically, eligible accounts receivable are those receivables that are paid current to 60 days. County Bank advances 90% of the eligible receivables directly to the business, retaining 10% in a reserve account assigned to the specific business customer in order to cover any future unanticipated credit losses. Receivables that were eligible at inception but which have become delinquent beyond 60 days are also charged back to the business customer through the reserve account.

    While the business customer retains full ownership of all accounts receivable, County Bank provides direct billing and collection services. Payments are generally received directly by County Bank and applied to the outstanding balance of the accounts receivable line of credit. Each business customer using an accounts receivable line of credit is reviewed annually for ongoing financial capacity and viability, performance and accounts receivable quality. The accounts receivable line of credit financing facility relies heavily on the quality of the business customer's accounts receivable, which limits the financial risks associated with traditional short-term business financing. These loans are included in the loan category "Commercial" in the loan portfolio table.

    At March 31, 1997, the total of all commercial loans was $31,783,000 or 16.9% of total loans.

    AGRICULTURAL LOANS. County Bank is located in the heart of the San Joaquin Valley of Central California, a large and diverse provider of agricultural products. Accordingly, County Bank provides agricultural loans for (i) short term crop production and/or equipment financing, (ii) short and intermediate term financing of dairy operations and (iii) intermediate and long-term agricultural real estate financing. The preponderance of agricultural real estate loans are originated, underwritten and packaged by the Bank and either sold to the secondary market through the Prudential Insurance Company of America or the Farmers Home Administration or direct-funded by investors. Generally, loans are made to owner-operator agricultural borrowers whose principal place of business is located within 75 miles of any of County Bank's branch offices.

    County Bank strives to provide agricultural financing to those borrowers who exhibit the highest level of credit quality. In doing so, County Bank evaluates agricultural borrowers based primarily on their historical profitability, level of experience in their particular agricultural industry, overall financial capacity and the availability of secondary collateral in order to withstand associated economic and natural variations common to this industry. County Bank generally requires anticipated cash flow to cover debt service on agricultural loans by a minimum ratio of 1.20 to 1. Because agricultural loans present a higher level of risk associated with events caused by nature, County Bank routinely makes on-site visits and inspections in order to monitor and identify such risks. No assurance can be given that these procedures will protect the Bank from the inherent risks of agricultural lending. See "Risk Factors--General Lending Risks" and "--Asset Quality" and "Business of Capital Corp of the West--External Factors Affecting Asset Quality."

    At March 31, 1997, the total of all agricultural loans was $39,111,000 or 20.8% of total loans.

    REAL ESTATE CONSTRUCTION LOANS. County Bank finances the construction of residential, commercial and industrial properties. In order to limit risks inherent in its construction loan portfolio, County Bank has restricted such lending to owner-builder construction loans. No assurance can be given pertaining to future conditions relating to the local economy nor its effect on the collateral values of such loans. See "Risk Factors--General Lending Risks" and "--Asset Quality."

    New construction loans typically have maturities of one year or less, have a floating rate of interest based on County Bank's base lending rate and are made primarily to owner/builder users with a minimum cash equity of 20% of project cost. County Bank's construction loans are generally secured by first mortgages on the underlying real estate and have loan-to-value ratios that generally are intended not to exceed 70%. All such loans provide for recourse against the borrower or a guarantor in the event of a default. The loan agreements generally require County Bank to advance funds for fees. The amount of the loan generally provides borrowers with sufficient funds to pay the interest on the loan during the anticipated construction period since interest is considered part of the total cost of the property. County Bank does not typically commit to make the permanent loan on the property. County Bank does not joint venture or take an equity interest in connection with its construction lending.

    Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the project is of uncertain value prior to its completion.

Because of the uncertainties inherent in estimating construction costs, the market value of the completed project (which is often beyond the control of the borrower), and the effects of governmental regulation on real property, it can be difficult to accurately evaluate the total funds required to complete a project and the related loan-to-value ratio. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of the borrower or guarantor to repay principal and interest. If County Bank is forced to foreclose on a project prior to or at completion due to a default, there can be no assurance that County Bank will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as the related foreclosure and holding costs. In addition, County Bank may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminable period of time. County Bank has underwriting procedures designed to identify what it believes to be acceptable levels of risk in construction lending. No assurance can be given that these procedures will prevent losses arising from the risks described above.

    At March 31, 1997, real estate construction loans totaled $14,796,000 or 7.9% of total loans.

REAL ESTATE MORTGAGE LOANS

    COMMERCIAL MORTGAGE LOANS. County Bank provides intermediate and long-term commercial real estate loans. Collateral includes first deeds of trust on real property. Typically, real estate collateral is owner-occupied and the value is supported by formal appraisals in accordance with applicable regulations. The majority of the properties securing these loans are located in Merced, Stanislaus and Tuolumne counties.

    County Bank also provides commercial real estate loans principally secured by owner-occupied/rental commercial and industrial buildings. Generally, these types of loans are made for a period of up to five to seven years, with a loan-to-value ratio of 70% or less, using an adjustable rate indexed to County Bank's base lending rate or, to a lesser extent, the prime rate (as appearing in the West Coast edition of the WALL STREET JOURNAL). Fixed rate loans are also offered, but rate adjustments are typically required in intervals of one to five years. Amortization schedules for commercial loans generally do not exceed 20 years.

    Payments on loans secured by such properties are often dependent on successful operation or management of the properties. Repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. County Bank seeks to minimize these risks in a variety of ways, including limiting the size of such loans and strictly scrutinizing the financial condition of the borrower, the quality of the collateral and the management of the property securing the loan. When possible, County Bank also obtains loan guaranties from financially capable parties. Substantially all of the properties securing County Bank's real estate loans are inspected by County Bank's lending personnel before the loan is made.

    County Bank requires title insurance insuring the status of its lien on all of the real estate secured loans when a first trust deed on the real estate is taken as collateral. County Bank also requires that fire and extended coverage casualty insurance (and, if the property is in a flood zone, flood insurance) is maintained in an amount at least equal to the outstanding loan balance, subject to applicable law that in some circumstances may limit the required amount of hazard insurance to the cost to replace the insured improvements. County Bank's lending policies generally limit the loan-to-value ratio on mortgage loans secured by owner-occupied properties to 70% of the lesser of the appraised value or the purchase price. No assurance can be given that these procedures will protect the Bank against losses on loans secured by real property. See "Risk Factors--General Lending Risks" and "Business of Capital Corp of the West-- External Factors Affecting Asset Quality."

    RESIDENTIAL MORTGAGE LOANS. County Bank currently packages but does not fund both fixed-rate mortgage loans and adjustable-rate mortgage loans ("ARMs") secured by one-to-four family properties with amortization schedules of 15 to 30 years and maturities of up to five years. The loan fees charged, interest rates and other provisions of County Bank's ARMs and fixed rate loans are determined by the direct lender, in most cases either G.N. Mortgage Company or North American Mortgage Company, and the Bank receives fee income for packaging the loans.

    At March 31, 1997, the total of all mortgage real estate loans, excluding construction real estate loans, was $59,869,000 or 31.8% of total loans.

    CONSUMER LOANS. Consumer loans are extended for a variety of purposes, including secured and unsecured personal loans, the purchase of automobiles, home improvement, equity lines, overdraft protection loans, unsecured lines of credit and credit cards. Consumer loan underwriting standards include an examination of the applicant's credit history and payment record on other debts and an evaluation of their ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is of primary importance, the underwriting process also includes a comparison of the value of the security, if any, to the proposed loan amount.

    Consumer loans entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. Such loans may also give rise to claims and defenses by a consumer loan borrower against an assignee of such loans such as County Bank, and a borrower may be able to assert against such assignee claims and defenses that it has against the seller of the underlying collateral. See "Risk Factors-- General Lending Risks."

    Loans made by Town & Country are primarily consumer loans. It specializes in direct consumer loans and the purchase of financing contracts principally from automobile dealerships and furniture stores. Generally, loans are secured by various forms of collateral. The collateral consists primarily of automobiles and flooring inventory. A small portion of the Company's loans are not supported by specific collateral but rather by the general financial strength of the borrower. In addition, the contracts are purchased from the dealers with recourse to the dealer, and dealer reserves are established for each borrower. Consumer loans at Town & Country as of March 31, 1997 were $19,725,000.

    As of March 31, 1997, the total of all consumer loans held by the Company was $42,496,000 or 22.6% of total loans.

LENDING PROCEDURES AND THE LOAN APPROVAL PROCESS

    Loan applications may be approved by the Board of Directors' Loan Committee (the "DLC") or County Bank's Credit Policy Committee (the "CPC"), which is comprised of Bank's management and lending officers, or by individual lending officers to the extent of their loan authority. Individual lending authority is granted to the Chief Executive Officer, the Chief Operating Officer, the Chief Credit Officer, branch and department managers and other key lending officers. Loans for which direct and indirect borrower liability would exceed an individual's lending authority are referred to the CPC or, for those in excess of CPC's approval limits, to the DLC.

    As of March 31, 1997, County Bank's authorized legal lending limits were $3.0 million for unsecured loans plus an additional $1.9 million for certain secured loans. Legal lending limits are calculated in conformance with California law, which prohibits a bank from lending to any one individual or entity or its related interests an aggregate amount which exceeds 15% of primary capital plus the allowance for loan losses on an unsecured basis (plus an additional 10% on a secured basis). County Bank's primary capital plus allowance for loan losses at March 31, 1997 totaled $24.5 million. County Bank's largest borrower as of March 31, 1997 had an aggregate loan liability totaling $3.4 million in secured loans and $400,000 in outstanding letters of credit.

    The highest individual lending authority in County Bank is the combined administrative lending authority for unsecured and secured lending of $750,000, which requires the approval and signatures of any two of the Chief Executive Officer, the Chief Operating Officer, the Chief Credit Officer or the Credit Administrator. The second highest lending authority is $500,000 for each of the Chief Executive Officer, the Chief Operating Officer, the the Chief Credit Officer or Credit Administrator, each acting singly. All other individual lending authority is substantially less, with the next largest authority for secured loans being $250,000.

    Lending limits are authorized for the Chief Executive Officer, the Chief Operating Officer and the Chief Credit Officer by the DLC through authority delegated by the Board of Directors of County Bank. The Chief Credit Officer is responsible for evaluating the authority limits for individual credit officers and, with the concurrence of the DLC, recommends lending limits for all other officers to the Board of Directors for approval.

    The review of each loan application includes the applicant's credit history, income level and cash flow analysis, financial condition and the value of any collateral to secure the loan (which, in the case of real estate loans over a certain amount, utilizes a review of an appraisal report prepared by an independent bank approved appraiser).

    With respect to any approved commercial, agricultural or real estate loan, County Bank generally issues a written commitment to the applicant, setting forth the terms under which the loan will be extended.

    The Company seeks to mitigate the risks inherent in its loan portfolio by adhering to certain underwriting practices. These practices include analysis of prior credit histories, financial statements, tax returns and cash flow projections of its potential borrowers, valuation of collateral based on reports of independent appraisers and audits of accounts receivable or inventory pledged as security.

LOAN PORTFOLIO

    The following table shows the composition of the Company's loan portfolio at the dates indicated.

                                                  AT MARCH 31,                       AT DECEMBER 31,
                                                  ------------  ---------------------------------------------------------
                                                      1997         1996        1995        1994        1993       1992
                                                  ------------  ----------  ----------  ----------  ----------  ---------
                                                                              (IN THOUSANDS)
Commercial......................................   $   31,783   $   27,857  $   20,374  $   15,229  $   16,896  $  24,094
Agricultural....................................       39,111       43,929      45,187      40,598      38,029     32,997
Real estate--construction.......................       14,796       13,923      12,006      11,726       9,143      7,131
Real estate--mortgage...........................       59,869       57,098      42,128      34,743      32,984     21,338
Consumer........................................       42,496       40,440      14,039      11,304      10,072     11,775
                                                  ------------  ----------  ----------  ----------  ----------  ---------
    Total.......................................   $  188,055   $  183,247  $  133,736  $  113,600  $  107,124  $  97,335
                                                  ------------  ----------  ----------  ----------  ----------  ---------
                                                  ------------  ----------  ----------  ----------  ----------  ---------

    The following tables show the maturity distribution of the loan portfolio at March 31, 1997, and December 31, 1996, and the loan portfolio's sensitivity to changes in interest rates.

                                                                             AT MARCH 31, 1997
                                                           ------------------------------------------------------
                                                                           AFTER 1 BUT
                                                                            WITHIN 5       AFTER 5
                                                           WITHIN 1 YEAR      YEARS         YEARS        TOTAL
                                                           -------------  -------------  ------------  ----------
                                                                               (IN THOUSANDS)
Commercial and agricultural
  Loans with floating interest rates.....................    $  42,617     $    14,847    $    5,305   $   62,769
  Loans with fixed interest rates........................          412           6,687         1,030        8,129
                                                           -------------  -------------  ------------  ----------
    Subtotal.............................................       43,029          21,534         6,335       70,898
                                                           -------------  -------------  ------------  ----------
Real estate--construction
  Loans with floating interest rates.....................        7,650           5,898        --           13,548
  Loans with fixed interest rates........................          335         --                913        1,248
                                                           -------------  -------------  ------------  ----------
    Subtotal.............................................        7,985           5,898           913       14,796
                                                           -------------  -------------  ------------  ----------

Real estate--mortgage....................................        5,784          40,777        13,307       59,868
Consumer.................................................        5,251          32,206         5,036       42,493
                                                           -------------  -------------  ------------  ----------
    Total................................................    $  62,049     $   100,415    $   25,591   $  188,055
                                                           -------------  -------------  ------------  ----------
                                                           -------------  -------------  ------------  ----------

                                                                            AT DECEMBER 31, 1996
                                                           ------------------------------------------------------
                                                                           AFTER 1 BUT
                                                                            WITHIN 5       AFTER 5
                                                           WITHIN 1 YEAR      YEARS         YEARS        TOTAL
                                                           -------------  -------------  ------------  ----------
                                                                               (IN THOUSANDS)
Commercial and agricultural
  Loans with floating interest rates.....................    $  39,515     $    24,150    $    4,337   $   64,002
  Loans with fixed interest rates........................          630           6,116         1,038        7,784
                                                           -------------  -------------  ------------  ----------
    Subtotal.............................................       40,145          30,266         5,375       71,786
                                                           -------------  -------------  ------------  ----------
Real estate-construction
  Loans with floating interest rates.....................        5,419           4,528         2,542       12,489
  Loans with fixed interest rates........................          674              32           728        1,434
                                                           -------------  -------------  ------------  ----------
    Subtotal.............................................        6,093           4,560         3,270       13,923
                                                           -------------  -------------  ------------  ----------

Real estate-mortgage.....................................        4,384          39,845        12,809       57,098
Consumer.................................................        3,909          33,192         3,339       40,440
                                                           -------------  -------------  ------------  ----------
    Total................................................    $  54,531     $   103,863    $   24,793   $  183,247
                                                           -------------  -------------  ------------  ----------
                                                           -------------  -------------  ------------  ----------

OFF-BALANCE SHEET COMMITMENTS

    The following table shows the distribution of the Company's undisbursed loan commitments at the dates indicated.

                                                                                AT MARCH 31,    AT DECEMBER 31,
                                                                                ------------  --------------------
                                                                                    1997        1996       1995
                                                                                ------------  ---------  ---------
                                                                                          (IN THOUSANDS)
Real estate-construction......................................................   $    6,720   $   6,305  $   4,232
Standby letters of credit.....................................................        2,267       3,213      2,465
Other.........................................................................       41,391      36,677     21,624
                                                                                ------------  ---------  ---------
    Total.....................................................................   $   50,378   $  46,195  $  28,321
                                                                                ------------  ---------  ---------
                                                                                ------------  ---------  ---------

OTHER INTEREST-EARNING ASSETS

    The following table relates to other interest-earning assets not disclosed previously for the dates indicated. This item consists of a salary continuation plan for the Company's executive management and deferred retirement benefits for participating board members. The plan is informally linked with universal life insurance policies for the salary continuation plan. Income from these policies is reflected in noninterest income.

                                                          AT MARCH 31,                      AT DECEMBER 31,
                                                          -------------  -----------------------------------------------------
                                                              1997         1996       1995       1994       1993       1992
                                                          -------------  ---------  ---------  ---------  ---------  ---------
                                                                                     (IN THOUSANDS)
Cash surrender value of life insurance..................    $   3,172    $   3,134  $   1,290  $     288     --         --

NONPERFORMING ASSETS

    Nonperforming assets include nonaccrual loans, loans 90 days or more past due, restructured loans and other real estate owned. The following table summarizes the Company's nonperforming assets at the dates indicated.

                                                      AT MARCH 31,                      AT DECEMBER 31,
                                                      -------------  -----------------------------------------------------
                                                          1997         1996       1995       1994       1993       1992
                                                      -------------  ---------  ---------  ---------  ---------  ---------
                                                                                 (IN THOUSANDS)
Nonaccrual loans....................................    $   5,101    $   4,968  $   4,626  $     653  $   1,019  $   1,064
Accruing loans past due 90 days or more.............        1,565          600        224         46         64        145
Other real estate owned.............................        1,466        1,466         47     --         --            676
                                                           ------    ---------  ---------  ---------  ---------  ---------
    Total...........................................    $   8,132    $   7,034  $   4,897  $     699  $   1,083  $   1,885
                                                           ------    ---------  ---------  ---------  ---------  ---------
                                                           ------    ---------  ---------  ---------  ---------  ---------

    Nonperforming loans are those which the borrower fails to perform in accordance with the original terms of the obligation and include loans on nonaccrual status, loans past due 90 days or more and restructured loans. The Company generally places loans on nonaccrual status and accrued but unpaid interest is reversed against the current year's income when interest or principal payments become 90 days or more past due unless the outstanding principal and interest is adequately secured and, in the opinion of management, is deemed in the process of collection. Interest income on nonaccrual loans is recorded on a cash basis. Payments may be treated as interest income or return of principal depending upon management's opinion of the ultimate risk of loss on the individual loan. Cash payments are treated as interest income where management believes the remaining principal balance is fully collectible. Additional loans not 90 days past due may also be placed on nonaccrual status if management reasonably believes the borrower will not be able to comply with the contractual loan repayment terms and collection of principal or interest is in question.

    A "restructured loan" is a loan on which interest accrues at a below market rate or upon which certain principal has been forgiven so as to aid the borrower in the final repayment of the loan, with any interest previously accrued, but not yet collected, being reversed against current income. Interest is reported on a cash basis until the borrower's ability to service the restructured loan in accordance with its terms is established. The Company had no restructured loans as of the dates indicated in the above table.

    Interest income on loans on nonaccrual status during the three months ended March 31, 1997, and the year ended December 31, 1996, that would have been recognized if the loans had been current in accordance with their original terms was approximately $127,000 and $497,000, respectively. In 1995, 1994, 1993 and 1992, the amounts of such interest income were not material.

    The Company had nonperforming assets at March 31, 1997 of $8,132,000 compared with $7,034,000 at December 31, 1996, $4,897,000 at December 31, 1995
and $699,000 at December 31, 1994. The increase to

$1,565,000 in accruing loans 90 days past due at March 31, 1997, compared with $600,000 at December 31, 1996 was a result in part of a delay in the renewal of $1,145,000 in agricultural loans by March 31, 1997. By April 30, 1997, the renewal process was complete and accruing loans 90 days past due were reduced by approximately $900,000. Nonperforming loans that were secured by first deeds of trust on real property were $3,598,000 at March 31, 1997, $3,626,000 at December 31, 1996, $3,286,000 at December 31, 1995 and $422,000 at December 31, 1994.
Other forms of collateral such as inventory and equipment secured the remaining nonperforming loans as of each date. No assurance can be given that the collateral securing nonperforming loans will be sufficient to prevent losses on such loans.

    The increase in nonperforming assets at December 31, 1996 from the level at December 31, 1995 was attributable primarily to a commercial real estate loan, a purchased portfolio of lease receivables, and two agricultural real estate properties acquired through foreclosure.

    In late 1995, a commercial real estate development loan was placed on nonaccrual status. At March 31, 1997, the balance of this loan was $3,458,000 or 52% of nonperforming loans at such date. This loan is secured by a second lien (subject to the first lien of project-related municipal development bonds and taxes and assessments) on 10 improved commercial lots and one commercial building and by a second lien on two fully occupied commercial buildings in Sonora, California, and is guaranteed by the principals of the borrowing entity. The owner is developing the property as an office park. The Company had specifically allocated $1,725,000 of its allowance for loan losses as of March 31, 1997 to this loan. See "-- Allowance and Provisions for Loan Losses." In the second quarter of 1997, the project funded by the loan become involved in litigation among other parties, and development was suspended for an undetermined period. Without the imminent prospect for completion of the project, the Company made the judgment that its collateral position, subordinate in large part to bonds used to finance the project, should conservatively not be accorded any value and accordingly charged off the entire balance of the loan. The company will nonetheless vigorously pursue efforts to realize a potential recovery on the loan.

    As a result of the charge-off and other developments regarding nonperforming loans, the Company had nonperforming loans at June 30, 1997 of $2,377,000, representing a 64% decrease from March 31, 1997. At June 30, 1997, nonperforming assets represented .95% of total assets, and nonperforming loans represented 1.22% of total loans.

    County Bank purchased a portfolio of lease receivables in 1994. The company that packages and sells these leases to financial institutions filed a Chapter 11 reorganization in April 1996 and its chief financial officer has been charged by the Commission with participating in securities fraud. More than 360 banks nationwide had acquired similar lease receivable contracts. The Bank had $1,281,000 of these leases on nonaccrual status as of December 31, 1996. On February 12, 1997, County Bank signed a settlement agreement in regards to this portfolio of leases that established a projected recovery rate at 78.5% or approximately $1,006,000. On March 31, 1997, the Bank charged off $275,000 against its allowance for loan losses and the remaining balance of $1,006,000 remains on nonaccrual. The projected recovery may not be achieved and is subject to uncertainties, including the risk that the delinquency rate in the portfolio might increase, that information that has been provided to the Company by third parties about the likelihood of repayment may prove to be incorrect, that additional fraudulent leases may be discovered in the portfolio or that administrative expenses of the bankruptcy with priority over the Company may exceed estimates on which the recovery projections are based. Any of these uncertainties could reduce, in part or entirely, the amount that the Company recovers on this portfolio.

    At March 31, 1997, the Company had $1,466,000 in two agricultural properties acquired through foreclosure in late 1996. Such properties are carried at the lower of their estimated market value, as evidenced by independent appraisals, or the recorded investment in the related loan, less estimated selling expenses. At foreclosure, if the fair value of the real estate is less than the Company's recorded investment in the related loan, a charge is made to the allowance for loan losses. On April 30, 1997, the Company sold one of the two properties and reduced the balance of real estate acquired through foreclosure to $416,000.

The remaining property is expected to be sold during 1997. No assurance can be given that the Company will sell such property in 1997 or at any time or the amount for which such property might be sold.

    In addition to property acquired through foreclosure, the Company has investments in residential real estate lots in various stages of development in Merced County through MAID. MAID held two separate properties for sale or development at March 31, 1997. These investments were completely written off in 1995, although County Bank still retains title to these properties. In the second quarter of 1997, two parcels were sold for a pre-tax gain of $511,000. See "--Real Estate Development Activities."

    The Bank closely monitors its loans classified "Substandard" or "Doubtful" by the regulatory agencies. In March 1997, in response to a 1996 regulatory examination, the Bank committed to reduce loans in the amount of $11,848,000 classified "Substandard" and "Doubtful" at December 2, 1996 to no more than $8,550,000 by June 30, 1997 and to no more than $7,800,000 by December 31, 1997.
Such loans totaled $10,362,000 at March 31, 1997 and $11,185,000 at December 31, 1996. At June 30, 1997, such loans totaled $4,209,000.

    Management defines impaired loans, regardless of past due status on loans, as those on which principal and interest are not expected to be collected under the original contractual loan repayment terms. An impaired loan is charged off at the time management believes the collection process has been exhausted. At March 31, 1997 and December 31, 1996, impaired loans were measured based on the present value of future cash flows discounted at the loan's effective rate, the loan's observable market price or the fair value of collateral if the loan is collateral-dependent. Impaired loans at March 31, 1997 were $5,101,000 (all of which were also nonaccrual loans), on account of which the Company had made provisions to the allowance for loan losses of $1,756,000, including $1,725,000 on account of the commercial real estate development loan described above.

    Except for loans that are disclosed above, there were no assets as of March 31, 1997, where known information about possible credit problems of borrower causes management to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may become nonperforming assets. Given the magnitude of the Company's loan portfolio, however, it is always possible that current credit problems may exist that may not have been discovered by management. See "--Allowance and Provisions for Loan Losses" and "--External Factors Affecting Asset Quality."

ALLOWANCE AND PROVISIONS FOR LOAN LOSSES

    The following table sets forth an analysis of the allowance for loan losses and provisions for loan losses for the periods indicated.

                                                     MARCH 31,                            DECEMBER 31,
                                                --------------------  -----------------------------------------------------
                                                  1997       1996       1996       1995       1994       1993       1992
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                          (DOLLARS IN THOUSANDS)
Balance at beginning of period................  $   2,792  $   1,701  $   1,701  $   1,621  $   1,747  $   1,616  $   1,699
Due to acquisition............................     --         --            148     --         --         --         --
Provision for possible loan losses............        240        160      1,513        228     --            254        162
Loans charged off
  Commercial and agricultural.................        341          7        518        160        206        217        250
Real estate--construction.....................     --         --         --         --         --         --         --
Real estate--mortgage.........................     --         --         --         --         --         --         --
Consumer......................................         77                   140         63         42         83        109
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total charge-offs.........................        418         13        658        223        248        300        359
Recoveries
  Commercial and agricultural.................         56          9         27         66         99        145         87
  Real estate--construction...................     --         --         --         --              8     --         --
  Real estate--mortgage.......................     --         --         --         --         --         --         --
  Consumer....................................          4          3         61          9         15         32         27
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total recoveries..........................         60         12         88         75        122        177        114
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net charge-offs...............................        358          1        570        148        126        123        245
Balance at end of period......................  $   2,674  $   1,860  $   2,792  $   1,701  $   1,621  $   1,747  $   1,616
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Average loans outstanding, gross..............  $ 184,418  $ 133,765  $ 157,098  $ 120,620  $ 110,690  $ 102,236  $  91,458
Total loans at end of period, gross...........  $ 188,055  $ 140,658  $ 183,247  $ 133,736  $ 113,600  $ 107,124  $  97,335
Net charge-offs/average loans outstanding.....       0.19%        --%      0.36%      0.12%      0.12%      0.12%      0.27%
Allowance at end of period/loans outstanding..       1.42       1.32       1.52       1.27       1.43       1.63       1.66
Allowance/nonperforming loans.................      40.11      33.57      50.14      34.74     231.90     161.30      85.73

    The Company maintains an allowance for loan losses at a level considered by management to be adequate to cover the inherent risks of loss associated with its loan portfolio under prevailing and anticipated economic conditions. In determining the adequacy of the allowance for loan losses, management takes into consideration growth trends in the portfolio, examination of financial institution supervisory authorities, prior loan loss experience for the Company, concentrations of credit risk, delinquency trends, general economic conditions, the interest rate environment and internal and external credit reviews. In addition, the risks management considers vary depending on the nature of the loan. The normal risks considered by management with respect to agricultural loans include the fluctuating value of the collateral, changes in weather conditions and the availability adequate water resources in the Company's local market area. The normal risks considered by management with respect to real estate construction loans include fluctuation in real estate values, the demand for improved commercial and industrial properties and housing, the availability of permanent financing in the Company's market area and borrowers' ability to obtain permanent financing. The normal risks considered by management with respect to real estate mortgage loans include fluctuations in the value of real estate. Additionally, the Company relies on data obtained through independent appraisal for significant properties to determine loss exposure on nonperforming loans.

    The balance in the allowance is affected by the amounts provided from operations, amounts charged off and recoveries of loans previously charged off. The Company recorded provisions for loan losses in the first three months of 1997 of $240,000 compared with $160,000 in the same period of 1996. The increase was due to the overall growth of the loan portfolio as well as an increased provision to reflect problem loans discussed previously. The Company made provisions to the allowance of $1,513,000 in the year ended

December 31, 1996 compared with $228,000 in 1995 and none in 1994. The increase in loan loss provisions in 1996 was primarily due to increased reserves established for a large commercial real estate loan, reserves required for a portfolio of lease receivables purchased in 1994 and, to a lesser extent, reserves to support the general loan growth of the Company.

    The Company's charge-offs, net of recoveries, were $358,000 for the three month period ended March 31, 1997 compared with $1,000 for the same three months in 1996. The increase in charge-offs was primarily due to the charge-off of $275,000 taken on the portfolio of lease receivables. The Company's charge-offs, net of recoveries, were $570,000 in the year ended December 31, 1996 compared with $148,000 in 1995 and $126,000 in 1994. The increase in net charge-offs for the year ended December 31, 1996 was primarily due to the loss recognized on the foreclosure of a real estate secured agricultural loan, the foreclosed real estate was sold in the second quarter of 1997.

    As of March 31, 1997, the allowance for loan losses was $2,674,000 or 1.4% of total gross loans outstanding, compared with $2,792,000 or 1.5% of total gross loans outstanding as of December 31, 1996 and $1,701,000 or 1.3% of total gross loans outstanding as of December 31, 1995.

    From 1992 to 1995, loan losses were relatively low and stable. In 1995 and 1996, the Company experienced loan problems and made provisions at levels not previously experienced. In response to regulatory concerns over the Bank's level of nonperforming assets, in March 1997, the Board of Directors of County Bank adopted resolutions under which the Bank committed, among other things, to maintain an adequate allowance for loan losses, to conduct a review prior to and at each quarter of the adequacy of the allowance and to document the basis for changes in the allowance.

    As a result, the Company concluded that its historical method of determining the appropriate levels for its allowance and provisions for loan losses should be revised. The Company therefore adopted a new methodology of determining the appropriate level of its allowance for loan losses. This method, sometimes known as a migration analysis, applies relevant risk factors to the entire loan portfolio, including nonperforming loans. The methodology is based, in part, on the Bank's loan grading and classification system. The Bank grades its loans through internal reviews and periodically subjects loans to external reviews which then are assessed by the Bank's audit committee. Credit reviews are performed on a monthly basis and the quality grading process occurs on a quarterly basis. The "migration" of loans from grade to grade is then tracked to help predict future losses and thus more accurately set allowance levels. Risk factors applied to the performing loan portfolio are based on the Company's past loss history considering the current portfolio's characteristics, current economic conditions and other relevant factors. General reserves are applied to various categories of loans at percentages ranging up to 1.5% based on the Bank's assessment of credit risks for each category. Risk factors are applied to the carrying value of each classified loan: (i) loans internally graded "Watch" or "Special Mention" carry a risk factor from 1.0% to 2.0%; (ii) "Substandard" loans carry a risk factor from 3% to 40% depending on collateral securing the loan, if any; (iii) "Doubtful" loans carry a 50% risk factor; and (iv) "Loss" loans are charged off 100%. In addition, a portion of the allowance is specially allocated to identified problem credits. The analysis also includes reference to factors such as the delinquency status of the loan portfolio, inherent risk by type of loans, industry statistical data, recommendations made by the Company's regulatory authorities and outside loan reviewers, and current economic environment. Important components of the overall credit rating process are the asset quality rating process and the internal loan review process.

    At March 31, 1997, the Company's allowance for loan losses was $2,674,000, of which $1,725,000 was specifically allocable to a particular real estate development loan with a balance of $3,458,000. In the second quarter of 1997, the project funded by the loan become involved in litigation among other parties, and development was suspended for an undetermined period. Without the imminent prospect for completion of the project, the Company made the judgment that its collateral position, subordinate in large part to bonds used in finance the project, should conservatively not be accorded any value and accordingly charged off the entire balance of the loan. The Company will nonetheless vigorously pursue efforts to realize a potential recovery on the loan.

    In response to this action and as a result of adoption of a new loan loss reserve policy discussed previously, the Company made provisions to the allowance for loan losses of $3,236,000 in the second quarter of 1997. At June 30, 1997, the allowance for loan losses totaled $2,268,000 or 1.16% of total loans. The write-off substantially reduced the Company's nonperforming assets. At June 30, 1997, nonperforming assets totaled $2,793,000 or .95% of total assets, nonperforming loans totaled $2,377,000 or 1.22% of total loans and the allowance for loan losses totaled 95.41% of nonperforming loans.

    The allowance is based on estimates and ultimate future losses may vary from current estimates. It is always possible that future economic or other factors may adversely affect the Company's borrowers, and thereby cause loan losses to exceed the current allowance. In addition, there can be no assurance that future economic or other factors will not adversely affect the Company's borrowers, or that the Company's asset quality may deteriorate through rapid growth, failure to enforce underwriting standards, failure to maintain appropriate underwriting standards, failure to maintain an adequate number of qualified loan personnel, failure to identify and monitor potential problem loans or for other reasons, and thereby cause loan losses to exceed the current allowance. See "Risk Factors--General Lending Risks."

    The following table summarizes a breakdown of the allowance for loan losses by loan category and the allocation in each category as a percentage of total loans in each category at the dates indicated:

                                                                                 DECEMBER 31,
                                                 ----------------------------------------------------------------------------
                              MARCH 31,
                                 1997                      1996                      1995                      1994
                       ------------------------  ------------------------  ------------------------  ------------------------
                                      AMOUNT                    AMOUNT                    AMOUNT                    AMOUNT
                                     TO TOTAL                  TO TOTAL                  TO TOTAL                  TO TOTAL
                                     LOANS IN                  LOANS IN                  LOANS IN                  LOANS IN
                         AMOUNT      CATEGORY      AMOUNT      CATEGORY      AMOUNT      CATEGORY      AMOUNT      CATEGORY
                       -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                               (DOLLARS IN THOUSANDS)
Commercial and
  agricultural.......   $     513          .72%   $     840         1.17%   $     944         1.44%   $     898         1.61%
Real estate-
  construction.......       1,766        11.94        1,421        10.21          708         5.90          218         1.86
Real
  estate-mortgage....         158          .26          219          .38       --           --              376         1.08
Consumer.............         237          .56          312          .77           49          .35          129         1.14
                       -----------               -----------               -----------               -----------
  Total..............   $   2,674                 $   2,792                 $   1,701                 $   1,621
                       -----------               -----------               -----------               -----------
                       -----------               -----------               -----------               -----------


                                 1993                      1992
                       ------------------------  ------------------------
                                      AMOUNT                    AMOUNT
                                     TO TOTAL                  TO TOTAL
                                     LOANS IN                  LOANS IN
                         AMOUNT      CATEGORY      AMOUNT      CATEGORY
                       -----------  -----------  -----------  -----------

Commercial and
  agricultural.......   $     974         1.77%   $     835         1.46%
Real estate-
  construction.......         317         3.47          305         4.28
Real
  estate-mortgage....         296          .90          275         1.29
Consumer.............         160         1.59          201         1.71
                       -----------               -----------
  Total..............   $   1,747                 $   1,616
                       -----------               -----------
                       -----------               -----------

    The allocation of the allowance to loan categories is an estimate by management of the relative risk characteristics of loans in those categories. No assurance can be given that losses in one or more loan categories will not exceed the portion of the allowance allocated to that category or even exceed the entire allowance. See "Risk Factors--General Lending Risks."

EXTERNAL FACTORS AFFECTING ASSET QUALITY

    As a result of the Company's loan portfolio mix, the future quality of its assets could be affected by adverse economic trends in its region or in the agricultural community. These trends are beyond the control of the Company.

    California is an earthquake-prone region. Accordingly, a major earthquake could result in material loss to the Company. At times the Company's service area has experienced other natural disasters such as floods and droughts. The Company's properties and substantially all of the real and personal property securing loans in the Company's portfolio are located in California. The Company faces the risk that many of its borrowers face uninsured property damage, interruption of their businesses or loss of their jobs from earthquakes, floods or droughts. As a result these borrowers may be unable to repay their loans in accordance with their terms and the collateral for such loans may decline significantly in value. The Company's service areas is a largely agricultural region and therefore is highly dependent on a reliable supply of water for irrigation purposes. The area obtains nearly all of its water from the run-off of melting snow in the mountains of the Sierra Nevada to the east. Although such sources have usually been available in the past, water supply can be adversely affected by light snowfall over one or more winters or by any diversion of water from its present natural courses. Any such natural disaster could impair the ability of many of the Company's borrowers to meet their obligations to the Company. See "Risk Factors--Asset Quality."

    Parts of California experienced significant floods in January 1997. The Company has completed an analysis of its collateral as a result of the recent floods. Current estimates indicate that there were no material adverse effects to the collateral position of the Company as a result of these events. No assurance can be given that future flooding will not have an adverse impact on the Company and its borrowers and depositors.

DEPOSITS

    Deposits are the Company's primary source of funds. At March 31, 1997, the Company had a deposit mix of 47% in savings deposits, 25% in time deposits and 14% in interest-bearing checking accounts and 14% in noninterest-bearing demand accounts. Noninterest-bearing demand deposits enhance the Company's net interest income by lowering its costs of funds.

    The Company obtains deposits primarily from the communities it serves. No material portion of its deposits has been obtained from or is dependent on any one person or industry. The Company's business is not seasonal in nature. The Company accepts deposits in excess of $100,000 from customers. These deposits are priced to remain competitive. At March 31, 1997, the Company had no brokered deposits.

    The following table sets forth the average balances and the average rates paid for the major categories of deposits for the dates indicated:

                                                                                           FOR THE
                                                FOR THE                            YEAR ENDED DECEMBER 31,
                                          THREE MONTHS ENDED     ------------------------------------------------------------
                                            MARCH 31, 1997                1996                     1995               1994
                                        -----------------------  -----------------------  -----------------------  ----------
                                          AMOUNT         %         AMOUNT         %         AMOUNT         %         AMOUNT
                                        ----------  -----------  ----------  -----------  ----------  -----------  ----------
                                                                       (DOLLARS IN THOUSANDS)
Noninterest-bearing demand............  $   32,871      --       $   30,549      --       $   26,478      --       $   25,326
Interest-bearing demand...............      33,368       0.94%       29,376       0.91%       26,192       0.91%       25,126
Savings...............................     112,564       3.99       104,938       4.15        91,509       4.60        66,517
Time deposits under $100,000..........      50,809       5.27        34,408       5.26        19,073       4.84        27,259
Time deposits $100,000 and over.......       8,607       5.47         6,586       5.43         6,358       5.17         7,160
                                        ----------        ---    ----------        ---    ----------        ---    ----------
  Total deposits......................  $  238,219       3.89    $  205,857       3.87    $  169,610       3.98    $  151,388
                                        ----------        ---    ----------        ---    ----------        ---    ----------
                                        ----------        ---    ----------        ---    ----------        ---    ----------


                                             %
                                        -----------

Noninterest-bearing demand............      --
Interest-bearing demand...............       0.94%
Savings...............................       3.45
Time deposits under $100,000..........       3.82
Time deposits $100,000 and over.......       3.78
                                              ---
  Total deposits......................       3.05
                                              ---
                                              ---

MATURITIES OF TIME CERTIFICATES OF DEPOSIT OF $100,000 OR MORE

    Maturities of time certificates of deposits of $100,000 or more outstanding at March 31, 1997 and December 31, 1996 are summarized as follows:

                                                       AT MARCH 31, 1997  AT DECEMBER 31, 1996
                                                       -----------------  ---------------------
                                                                    (IN THOUSANDS)
Three months or less.................................      $   1,915            $   2,230
Over three to six months.............................          5,821                2,150
Over six to twelve months............................          4,350                  175
Over twelve months...................................          5,378                2,055
                                                             -------               ------
  Total..............................................      $  17,464            $   6,610
                                                             -------               ------
                                                             -------               ------

    The increase in time deposits from December 31, 1996 to March 31, 1997 was attributable to a deposit promotion held in the recently opened Modesto branch offices.

REAL ESTATE DEVELOPMENT ACTIVITIES

    California law allows state-chartered banks to engage in real estate development activities. The Bank established MAID in 1987 pursuant to this authorization. After changes in federal law effectively required that these activities be divested as prudently as possible but in any event before 1997, MAID reduced its activities and embarked on a plan to liquidate its real estate holdings. In 1995 the uncertainty about the effect of the investment in MAID on the results of future operations caused management to write off its remaining investment of $2,881,000 in real property development.

    At March 31, 1997, MAID held two real estate projects including improved and unimproved land in various stages of development. MAID continues to develop these projects, and any amounts realized upon sale or other disposition of these assets above their current carrying value of zero will result in noninterest income at the time of such sale or disposition. In the second quarter of 1997, a number of parcels were sold resulting in noninterest income of approximately $511,000. Although the Company expects that sale or disposition of its remaining assets will result in some positive contribution to noninterest income at some time in the future, no assurance can be given as to whether or when such sales or dispositions will be completed or that the amounts, if any, that the Company will ultimately realize on such assets or whether such amounts will exceed the future expenses required to hold and complete development of the projects. The amounts, if any, realized on future disposition of these properties will depend on conditions in the local real estate market and the demand, if any, for new development. The Company's regulatory deadline for completing its divestiture of these assets is December 31, 2000.

COMPETITION

    The Bank's primary market area consists of Merced, Stanislaus and Tuolumne counties and nearby communities of adjacent counties. In California generally, and in the Company's service area specifically, major banks and local regional banks dominate the commercial banking industry. By virtue of their larger capital bases, such institutions have substantially greater lending limits than those of the Company, as well as more locations, more products and services, greater economies of scale and greater ability to make investments in technology for the delivery of financial services.

    An independent bank's principal competitors for deposits and loans are other banks (particularly major banks), savings and loan associations, credit unions, thrift and loans, mortgage brokerage companies and insurance companies. Other institutions, such as mutual funds, brokerage houses, credit card companies and even retail establishments have offered new investment vehicles, such as money-market funds, that also compete with banks. The direction of federal legislation in recent years favors competition between different types of financial institutions and encourages new entrants into the financial services market, and it is anticipated that this trend will continue.

    To compete with larger financial institutions in its service area, County Bank relies upon specialized services, responsive handling of customer needs, local promotional activity, and personal contacts by its officers, directors and staff, compared with large multi-branch banks that compete primarily on interest rates and location of branches. For customers whose loan demands exceed the Bank's lending limits, County Bank seeks to arrange funding for such loans on a participation basis with its correspondent banks or other independent commercial banks. County Bank also assists customers requiring services not offered by the Bank to obtain such services from its correspondent banks. The increase in capital from the Offering will increase County Bank's lending limit and permit it to compete with larger institutions for larger loans. No assurance can be given that County Bank will be able to compete successfully for such loans. Even if County Bank is successful in making such larger loans, larger and stronger borrowers may be more creditworthy and therefore may be able to negotiate for lower interest rates on their loans, which in turn may reduce the net interest margin in County Bank's portfolio.

    No assurance can be given that, because of customer loyalty, available products and services or other reasons, customers in County Bank's branches will not withdraw their business and establish a banking relationship with other competitors. In addition, no assurance can be given that customers of the Branches will not seek to re-establish relationships with Bank of America. Moreover, while the P&A Agreement prohibits the establishment of full-service Branches by Bank of America within 10 miles of the Branches for 12 months, it does not prohibit Bank of America from opening in-store branches in these areas. No assurance can be given that Bank of America will not compete with the Branches by opening in-store branches or by opening full-service branches at distances greater than 10 miles from a Branch. See "Business of Capital Corp of the West--Competition." See "Branch Acquisition" and "Risk Factors-- Branch Acquisition."

EMPLOYEES

    As of March 31, 1997, the Company employed a total of 140 full-time equivalent employees, including four executive officers for the Company and the Bank. None of the Company's employees is presently represented by a union or covered by a collective bargaining agreement. The Company believes its employee relations are excellent. The Company expects to offer employment to approximately 30 current Bank of America employees (17 full-time equivalents) if the Branch Acquisition is completed. See "Branch Acquisition." Bank of America employees are not represented by a union or covered by a collective bargaining agreement.

LITIGATION

    From time to time, the Company is involved in litigation as an incident to its business. In the opinion of management, no pending or threatened litigation is likely to have a material adverse effect on the Company's financial condition or results of operations.

                                   MANAGEMENT

    The following table provides information with respect to members of the Board of Directors of Capital Corp. For information on stock ownership of the directors, see "--Security Ownership of Certain Beneficial Owners and Management."

                                                                                            BUSINESS EXPERIENCE
NAME/CLASS                       AGE       DIRECTOR SINCE    TERM EXPIRES                 DURING PAST FIVE YEARS
---------------------------      ---      ----------------  ---------------  -------------------------------------------------
Lloyd H. Ahlem                       67          1995               2000     Psychologist

Dorothy L. Bizzini                   62          1992               2000     Owner, Bizzini Real Estate

Jerry E. Callister                   53          1991(1)            2000     Partner, Callister & Hendricks, Inc., a law firm,
                                                                             and Chairman and Secretary of Pacific Color
                                                                             Nurseries, a wholesale nursery

Jack F. Cauwels                      63          1977               1998     Vice President of Inter-West since 1996; through
                                                                             1996, President, Insurance Center of Merced

John D. Fawcett                      48          1995               1998     President, Fawcett Farms, Inc.

Thomas T. Hawker                     54          1991               1998     President and Chief Executive Officer, Capital
                                                                             Corp and County Bank

Robert E. Holl                       53          1977               1999     Owner, Bob Holl Sheet Metal, an air conditioning
                                                                             contractor

Bertyl W. Johnson                    65          1977               1999     Tree crop farmer and nut processor

Tapan Munroe                         61          1996               1999     Chief Economist, Pacific Gas & Electric Company

James W. Tolladay                    65          1991               1999     President, Tolladay, Fremming & Parson, a civil
                                                                             engineering consulting firm

Thomas Van Groningen                 65          1997(2)            1998     President, TGV Associates, a consulting practice
                                                                             primarily serving community colleges; retired
                                                                             Chancellor of Los Rios Community College District

------------------------

(1) Previously served on Board of Directors from 1977 to 1985.

(2) Appointed as of June 30, 1997.

    No family relationships exist among the directors of the Bank.

    No director or person nominated or chosen by the Board of Directors to become a director of the Bank is a director of any other company with a class of securities registered pursuant to Section 12 of the Securities and Exchange Act of 1934, as amended.

EXECUTIVE OFFICERS OF CAPITAL CORP AND THE BANK

    Set forth below is certain information with respect to each of the executive officers of Capital Corp and the Bank.

                                                                                           EXECUTIVE
NAME                       AGE                    POSITIONS AND OFFICES                  OFFICER SINCE
---------------------      ---      --------------------------------------------------  ---------------
Thomas T. Hawker               54   President, Chief Executive Officer and Director of          1991
                                    Capital Corp and County Bank

Carol L. Wix                   60   Executive Vice President and Chief Operating                1992
                                    Officer of County Bank

Janey E. Boyce                 36   Senior Vice President and Chief Financial Officer           1992
                                    of Capital Corp and County Bank

Michael D. Wells               41   Senior Vice President and Chief Credit Officer of           1996
                                    County Bank

    A brief summary of the background and business experience of the executive officers is set forth below.

    THOMAS T. HAWKER became the Bank's President and Chief Executive Officer in 1991 and President and Chief Executive Officer of Capital Corp in 1995. He served as President and Chief Executive Officer of Concord Commercial Bank from 1986 to 1991. Prior to that he served in various banking positions for over 19 years.

    CAROL L. WIX became the Bank's Executive Vice President in 1994 and Chief Operating Officer in 1996. Prior to that she served as Senior Vice President and Credit Administrator to the Bank since 1992. Prior to that she served as Regional Vice President and Manager of First National Bank of Central California and as the Executive Vice President and Senior Loan Officer of Pajaro Valley Bank, which merged with First National in 1991, from 1982 to 1992. Prior to that she served in various banking positions for over five years with Wells Fargo Bank.

    JANEY E. BOYCE became the Bank's Senior Vice President in 1996 and Chief Financial Officer in 1992 and Capital Corp's Chief Financial Officer in 1995. Prior to that she served as the Bank's controller for the previous six years. She has worked for the Bank since 1984.

    MICHAEL D. WELLS became County Bank's Senior Vice President and Chief Credit Officer in August 1996. He served as the Bank's Vice President, Credit Administration, since October 1994. Prior to that he served as Senior Vice President of Country National Bank and in various banking positions for over 20 years.

BENEFICIAL OWNERSHIP OF MANAGEMENT AND PRINCIPAL SHAREHOLDERS

    The following table shows the number and percentage of shares each beneficially owned as of June 20, 1997 by directors and by the only other shareholder of Capital Corp with 5% or more of the outstanding shares of Common Stock.

                                                            BENEFICIALLY OWNED (1)
                                                           ------------------------
                                                            AMOUNT     PERCENTAGE
                                                           ---------  -------------
Lloyd H. Ahlem (2).......................................     10,681        *
Dorothy L. Bizzini (3)...................................     27,003          1.0%
Jerry E. Callister (4)...................................     18,775        *
Jack F. Cauwels (5)......................................     33,007          1.3%
John D. Fawcett (6)......................................      7,225        *
Thomas T. Hawker (7).....................................     64,392          2.4%
Robert E. Holl (8).......................................     59,982          2.3%
Bertyl W. Johnson (9)....................................     50,943          2.3%
Tapan Munroe (10)........................................      4,305        *
James W. Tolladay (11)...................................     19,921        *
All directors and executive officers of Capital Corp as a
  group (14 in number)...................................    372,887         13.4%

------------------------

 *  Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days of June 20, 1997, are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person. As of June 20, 1997, the Company had a total of 2,606,478 shares of Common Stock issued and outstanding and options exercisable for 174,003 shares within 60 days.

(2) Includes 6,606 shares held in Living Trust with wife and options exercisable for 4,075 shares within 60 days of June 20, 1997.

(3) Includes 6,660 shares held jointly with spouse in the Atwater/Merced Veterinary Clinic Pension Fund, 13,470 shares held by the Bizzini Family Trust and options exercisable for 6,873 shares within 60 days of June 20, 1997.

(4) Includes 4,342 shares held by the Callister Family Trust, of which Mr. Callister is trustee and options exercisable for 14,433 shares within 60 days of June 20, 1997.

(5) Includes 17,178 shares held by the Cauwels Family Trust, of which Mr. Cauwels is co-trustee, 1,396 shares held by Inter-West Corporate Profit Sharing Plan and options exercisable for 14,433 shares within 60 days of June 20, 1997.

(6) Includes 1,575 shares held as joint tenancy with wife, 1,575 shares held by Fawcett Farms, Inc., and options exercisable for 4,075 shares within 60 days of June 20, 1997.

(7) Includes 11,101 shares held individually, 1,575 shares held by spouse, 1,039 shares held by daughter, 3,252 shares held through an ESOP; and options exercisable for 47,425 shares within 60 days of June 20, 1997.

(8) Includes 47,484 shares held as joint tenancy with spouse and options exercisable for 12,498 shares within 60 days of June 20, 1997.

(9) Includes 7,330 shares held individually; 35,751 shares held at joint tenancy with spouse; 2,332 shares held individually by spouse; and options exercisable for 12,127 shares within 60 days of June 20, 1997.

(10) Includes 1,392 shares held individually in an IRA; 550 shares held by spouse as trustee; and options exercisable for 2,363 shares within 60 days of June 20, 1997.

(11) Includes 2,998 shares held in an IRA; 2,490 shares held in joint tenancy with spouse; and options exercisable for 14,433 shares within 60 days of June 20, 1997.

    Capital Corp of the West ESOP owns 165,263 shares or 6.3% of the outstanding shares of Common Stock. Its address is P. O. Box 552, Merced, California 95341. No other individuals known to the Board of Directors of Capital Corp owned of record or beneficially 5% or more of the outstanding shares of Common Stock.

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

    The Board of Directors of Capital Corp has established, under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986, a qualified Employee Stock Ownership Plan ("ESOP") effective December 31, 1984. The purpose of the ESOP is to provide all eligible employees with an additional incentive to maximize their job performance by providing them with an opportunity to acquire or increase their proprietary interest in Capital Corp and to provide supplemental income upon retirement. The ESOP is designed primarily to invest Capital Corp's contributions in shares of Capital Corp's Common Stock. All assets of the ESOP are held in trust for the exclusive benefit of participants and are administered by a committee appointed by the directors of Capital Corp. However, each participant has the right to direct the trustees as to the manner in which those shares of Capital Corp's stock which are credited to the account of each participant are to be exercised with respect to a corporate matter or the Bylaws of Capital Corp. The company has made and in the future intends to make periodic contributions to the ESOP in amounts determined by the Board of Directors. It is anticipated that as contributions are made by Capital Corp, shares of Capital Corp's Common Stock will be acquired from time to time through open market purchases and privately negotiated transactions. Any effect on the market quotations of, or on the market in general for, Capital Corp's common stock which could result from the fact that the ESOP may make acquisitions of Capital Corp's shares in the future is not possible to determine in advance.

TRANSACTIONS WITH MANAGEMENT

    Some of Capital Corp's directors and executive officers, as well as their immediate family, associates and companies in which they have a financial interest, are customers of, and have had banking transactions with, Capital Corp's subsidiary County Bank in the ordinary course of the Bank's business, and the Bank expects to have such ordinary banking transactions with these persons or entities in the future. In the opinion of the Bank's management, the Bank made all loans and commitments to lend included in such transactions in compliance with applicable laws and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons or entities of similar credit worthiness, and these loans do not involve more than a normal risk of collectibility or present other unfavorable features.

    There are no other existing or proposed material transactions between Capital Corp and any of its directors, executive officers, nominees for election as a director, or the immediate family or associates of any of the foregoing persons except as follows:

    Jack F. Cauwels, a director of Capital Corp, was president of Insurance Center of Merced which was sold to Inter-West in February 1996. At that time he became a vice-president of Inter-West. Inter-West sold the Company insurance products during 1996 and expects to provide additional insurance products to the Company during 1997. The aggregate amount of insurance premiums paid by the Company to the Insurance Center of Merced and Inter-West during 1996 was $169,000.

    In accordance with its policies, Capital Corp obtains competitive bids for the kinds of products and services referred to above from independent parties before selecting a vendor of such products and services.

                           REGULATION AND SUPERVISION

REGULATORY ENVIRONMENT

    The banking and financial services industry is a heavily regulated one. Statutes, regulations and policies affecting the industry are frequently under review by Congress and state legislatures, and by the federal and state agencies charged with supervisory and examination authority over banking institutions. Changes in the banking and financial services industry can be expected to occur in the future. Some of the changes may create opportunities for Capital Corp and the Bank to compete in financial markets with less regulation. However, these changes also may create new competitors in geographic and product markets which have historically been limited by law to bank institutions, such as the Bank. Changes in the statutes, regulation, or policies that impact Capital Corp and the Bank cannot necessarily be predicted and may have a material effect on their business and earnings.

    The operations of bank holding companies and their subsidiaries are affected by the credit and monetary policies of the FRB. An important function of the FRB is to regulate the national supply of bank credit. Among the instruments of monetary policy used by the FRB to implement its objectives are open market operations in U.S. government securities, changes in the discount rate on bank borrowings and changes in reserve requirements on bank deposits. These instruments of monetary policy are used in varying combinations to influence the overall level of bank loans, investments and deposits, the interest rates charged on loans and paid for deposits, the price of the dollar in foreign exchange markets, and the level of inflation. The credit and monetary policies of the FRB will continue to have a significant effect on the Bank and on Capital Corp.

    Set forth below is a summary of significant statutes, regulations and policies that apply to the operation of banking institutions. This summary is qualified in its entirety by reference to the full text of such statutes, regulations and policies.

BANK HOLDING COMPANY ACT

    As a bank holding company, Capital Corp is subject to regulation under the BHC Act, and is registered as such with, and subject to examination by, the FRB. Pursuant to the BHC Act, Capital Corp is subject to limitations on the kinds of businesses in which it can engage directly or through subsidiaries. It may of course manage or control banks. Generally, however, it is prohibited, with certain exceptions, from acquiring direct or indirect ownership or control of more than five (5) percent of any class of voting shares of an entity engaged in nonbanking activities, unless the FRB finds such activities to be "so closely related to banking" as to be deemed "a proper incident thereto" within the meaning of the BHC Act. Removal of many of the activity limitations is currently under review by Congress, but whether any legislation liberalizing permitted bank holding company activities will be enacted is not known.

    At present Capital Corp operates Town & Country, an industrial loan company, and Capital West Group, which engages in the business of providing investment and financial advice. Capital Corp has no present intention to engage in any other such permitted activities. However, it might at some time determine to engage in additional activities if it were in the best interests of the Company.

    Bank acquisitions by bank holding companies are also regulated. A bank holding company may not acquire more than five (5) percent of the voting shares of any domestic bank without the prior approval of the FRB.

    The BHC Act subjects bank holding companies to minimum capital requirements. See "--Regulatory Capital Requirements." Regulations and policies of the FRB also require a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. It is the FRB's policy that a bank holding company should stand ready to use available resources to provide adequate capital funds to a subsidiary bank during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting a subsidiary bank. Under certain conditions, the FRB may conclude that certain actions of a bank holding company, such as a payment of a cash dividend, would constitute an unsafe and unsound banking practice.

COUNTY BANK

    County Bank is a California state-licensed bank. The Bank is a member of the FDIC and thus is subject to the rules and regulations of the FDIC pertaining to deposit insurance, including deposit insurance assessments. The Bank also is subject to regulation and supervision by the Department. Applicable federal and state regulations address many aspects of the Bank's business and activities, including investments, loans, borrowings, transactions with affiliates, branching, reporting and other areas. County Bank may acquire other banks or branches of other banks with approval of the FDIC and the Department. County Bank is subject to examination by both the FDIC and the Department.

    In response to regulatory concerns over the Bank's level of nonperforming assets, in March 1997 the Board of Directors of County Bank adopted resolutions under which the Bank committed to the following: (i) not to appoint a new director or executive officer without prior written approval of the Department and the FDIC; (ii) to reduce loans classified "Substandard" and "Doubtful" as of December 2, 1996 from $11.8 million to $8.6 million by June 30, 1997 and to maintain a ratio of shareholder's equity to total assets of 6.75% (or 6.50% pursuant to the next clause); (iii) to reduce such "Substandard" and "Doubtful" loans to $7.8 million by December 31, 1997, and thereafter to maintain a ratio of shareholder's equity to total assets of 6.50%; (iv) to maintain an adequate allowance for loan losses, to conduct a review prior to and at each quarter of the adequacy of the allowance and to document the basis for changes in the allowance; (v) not to pay cash dividends without the prior written consent of the Department and the FDIC; and (vi) to furnish the Department and the FDIC with a quarterly progress report on compliance with the resolutions. Failure to comply with these commitments could result in the imposition of regulatory restrictions or prohibitions on the Bank or its management and could adversely affect its prospects for regulatory approval of the Branch Acquisition. See "Regulation and Supervision--County Bank" and "-- Regulatory Capital Requirements."

    At June 30, 1997, loans that were classified "Substandard" and "Doubtful" at December 2, 1996 were reduced to $4.2 million, below both the $8.6 million target level for June 30, 1997 and the $7.8 million target level for December 31, 1997. Accordingly, the Bank's commitment is to maintain a total equity to total assets ratio of no less than 6.50%. However, in the second quarter of 1997, the Company incurred losses primarily as a result of making provisions of $3,236,000 to the allowance for loan losses, which reduced the Bank's ratio of total equity to total assets at June 30, 1997 to 6.15%, which was below the 6.50% commitment. See "Recent Developments." The Bank has discussed this situation with its regulators, which have agreed to forbear from taking any action against the Bank as a result of its failure to meet the capital ratio commitment. The regulators have not waived or given forbearance on this commitment for the Bank at September 30, 1997. No assurances can be given that any such waivers or forbearances will be given in the future should the Bank fail to meet its commitments in the future.

TOWN & COUNTRY

    Town & Country is a California industrial loan company, commonly known as a thrift and loan, chartered under California's Industrial Loan Law (alternatively known as the "Thrift and Loan Law"). Effective July 1, 1997, regulation of Town & Country was transferred from California's Department of Corporations to the Department. As an industrial loan company, Town & Country issues investment or thrift certificates, which are deposit-like obligations insured by the FDIC. California law requires diversification of the loan portfolio in certain respects, including limits on loans to one borrower and its affiliates, the aggregate amount of loans secured in whole or in part by real estate or by the stock of one corporation and the aggregate amount of loans with terms in excess of seven years. Thrift and loan companies are generally limited to investments which are legal investments for California commercial banks. A thrift is not permitted to declare dividends on its capital stock unless it has at least $750,000 of unimpaired capital plus additional capital of $50,000 for each branch office maintained. It is also subject to capital and leverage requirements. See "Business of Capital Corp of the West--Town & Country."

DIVIDENDS

    A California corporation such as Capital Corp may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. In the event sufficient retained earnings are not available for the proposed distribution, such a corporation may nevertheless make a distribution to its shareholders if, after giving effect to the distribution, the corporation's assets equal at least 125% of its liabilities and certain other conditions are met. Since the 125% ratio translates into a minimum capital ratio of 20%, most bank holding companies, including Capital Corp based on its current capital ratios, are unable to meet this last test.

    The primary source of funds for payment of dividends by Capital Corp to its shareholders is the receipt of dividends and management fees from County Bank and, to a lesser extent, Town & Country. Capital Corp's ability to receive dividends from County Bank is limited by applicable state and federal law. A California state-licensed bank may not make a cash distribution to its shareholders in excess of the lesser of the following: (i) the bank's retained earnings, or (ii) the bank's net income for its last three fiscal years, less the amount of any distributions made by the bank to its shareholders during such period. However, with the approval of the Commissioner of Financial Institutions (the "Commissioner"), a bank may pay dividends in an amount not to exceed the greater of (i) a bank's retained earnings, (ii) its net income for its last fiscal year, or (iii) its net income for the current fiscal year.

    The FDIC and the Commissioner have authority to prohibit a bank from engaging in practices which are considered to be unsafe and unsound. Depending on the financial condition of the Bank and upon other factors, the FDIC or the Commissioner could determine that payment of dividends or other payments by the Bank might constitute an unsafe or unsound practice. Finally, any dividend that would cause a bank or a thrift and loan to fall below required capital levels could also be prohibited. See "--Regulatory Capital Requirements." The Bank has committed to its regulators for an indefinite period that it will not pay cash dividends without the written consent of the regulators.

REGULATORY CAPITAL REQUIREMENTS

    Each of the Company, the Bank and Town & Country is required to maintain a minimum risk-based capital ratio of 8% (at least 4% in the form of Tier 1 capital) of risk-weighted assets and off-balance sheet items. "Tier 1" capital consists of common equity, non-cumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries and excludes goodwill. "Tier 2" capital consists of cumulative perpetual preferred stock, limited-life preferred stock, mandatory convertible securities, subordinated debt and (subject to a limit of 1.25% of risk-weighted assets) general loan loss reserves. In calculating the relevant ratio, a bank's assets and off-balance sheet commitments are risk-weighted: thus, for example, loans are included at 100% of their book value while assets considered less risky are included at a percentage of their book value (20%, for example, for interbank obligations, and 0% for vault cash and U.S. Government and Government Agency securities).

    Each of the Company, the Bank and Town & Country is also subject to leverage ratio guidelines. The leverage ratio guidelines require maintenance of a minimum ratio of 3% Tier 1 capital to total assets for the most highly rated organizations. Institutions that are less highly rated, anticipating significant growth or subject to other significant risks will be required to maintain capital levels ranging from 1% to 2% above the 3% minimum.

    Recent federal regulation established five tiers of capital measurement ranging from "well capitalized" to "critically undercapitalized." Federal bank regulatory authorities are required to take prompt corrective action with respect to inadequately capitalized banks. If a bank does not meet the minimum capital requirements set by its regulators, the regulators are compelled to take certain actions, which may include a prohibition on payment of dividends to a parent holding company and requiring adoption of an acceptable plan to restore capital to an acceptable level. Failure to comply will result in further sanctions, which may include orders to raise capital, merge with another institution, restrict transactions with affiliates, limit asset growth or reduce asset size, divest certain investments and /or elect new directors. It is Capital Corp's intention to maintain risk-based capital ratios for itself and for the Bank and Town & Country at above the minimum for the "well capitalized" level (6% Tier 1 risk-based; 10% total risk-based) and to maintain the leverage capital ratio for County Bank above the 5% minimum for "well-capitalized" banks. However, in the second quarter of 1997, the Company incurred losses primarily as a result of making provisions of $3,236,000 to the allowance for loan losses, and these losses had an adverse effect on the Company's capital ratios. See "Prospectus Summary--Recent Developments." Based on preliminary information, the Company expects its leverage, Tier 1 risk-based and total risk-based capital ratios as of June 30, 1997, to be 6.85%, 8.44% and 9.45%, respectively, and the Bank's leverage, Tier 1 risk-based and total risk-based capital ratios as of June 30, 1997, to be 6.32%, 7.70% and 8.69%, respectively. At June 30, 1997, the
Company's and the Bank's Tier 1 risk-based ratios and the Bank's leverage ratio were in the "well-capitalized" level; however their total risk-based ratios were below the "well-capitalized" level, but above the minimum requirements. The Company anticipates that the net proceeds of the Offering will assist it and the Bank in achieving capital ratios in the "well capitalized" level. See "Use of Proceeds" and "Capitalization." No assurance can be given that the Company or the Bank will be able to maintain capital ratios in the "well capitalized" level in the future. In addition, the Bank has committed for an indefinite period to maintain its ratio of total equity to total assets at 6.50%. See "--County Bank." However, in the second quarter of 1997, the Company incurred losses primarily as a result of making provisions of $3,236,000 to the allowance for loan losses, which reduced the Bank's ratio of total equity to total assets at June 30, 1997 to 6.15%, which was below the 6.50% commitment. See "Recent Developments." The Bank has discussed this situation with its regulators, which have agreed to forbear from taking any action against the Bank as a result of its failure to meet the capital ratio commitment. The regulators have not waived or given forbearance on this commitment for the Bank at September 30, 1997. No assurance can be given that any such waivers or forbearances will be given in the future should the Bank fail to meet its commitments in the future.

CROSS-INSTITUTION ASSESSMENTS

    Any insured depository institution owned by Capital Corp can be assessed for losses incurred by the FDIC in connection with assistance provided to, or the failure of, any other depository institution owned by Capital Corp.

INSURANCE PREMIUMS AND ASSESSMENTS

    The FDIC has authority to impose a special assessment on members of the Bank Insurance Fund (the "BIF") to insure that there will be sufficient assessment income for repayment of BIF obligations and for any other purpose which it deems necessary. The FDIC is authorized to set semi-annual assessment rates for BIF members at levels sufficient to increase the BIF's reserve ratio to a designated level of 1.25% of insured deposits. The BIF achieved this level in mid-1995. Congress is considering various proposals to merge the BIF with the Savings Association Insurance Fund ("SAIF") or otherwise to require banks to contribute to the insurance funds for savings associations. Adoption of any of these proposals might increase the cost of deposit insurance for all banks, including the Bank.

    The FDIC has developed a risk-based assessment system, under which the assessment rate for an insured depository institution will vary according to the level of risk incurred in its activities. An institution's risk category is based upon whether the institution is well capitalized, adequately capitalized or less than adequately capitalized. Each insured depository institution is also to be assigned to one of the following "supervisory subgroups." Subgroup A, B or
C. Subgroup A institutions are financially sound institutions with few minor weaknesses; Subgroup B institutions are institutions that demonstrate weaknesses which, if not corrected, could result in significant deterioration; and Subgroup C institutions are institutions for which there is a substantial probability that the FDIC will suffer a loss in connection with the institution unless effective action is taken to correct the areas of weakness. The FDIC assigns each member institution an annual FDIC assessment rate which, as of the date of this Prospectus, varies between 0.0% per annum with a $2,000 minimum (for well capitalized Subgroup A institutions) and 0.27% per annum (for undercapitalized Subgroup C institutions). Insured institutions are not permitted to disclose their risk assessment classification.

    Under recent legislation, the cost of carrying bonds issued by the Financing Corporation ("FICO") to cover losses of failed savings associations will be allocated between BIF-insured institutions and SAIF-insured institutions, with BIF-insured institutions paying twenty (20) percent of the amount paid by SAIF-insured institutions. The FDIC recently estimated that to cover these costs BIF institutions will pay an assessment of approximately $.0128 annually per $100 insured deposits, and SAIF institutions will pay approximately $.0644 annually per $100 of insured deposits. Starting in the year 2000, BIF and SAIF institutions will share the FICO bond costs equally, with an estimated assessment of $.0243 annually per $100 of insured deposits.

    This legislation will increase County Bank's premiums, as it will be required to share in the cost of carrying the FICO bonds. The increase will be slight until the year 2000, at which time it will increase.

AUDIT REQUIREMENTS

    All depository institutions are required to have an annual, full-scope on-site examination. Those depository institutions with assets greater than $500 million are required to have annual independent audits and to prepare all financial statements in accordance with generally accepted accounting principles. Each institution is required to have an independent audit committee comprised entirely of outside directors.

COMMUNITY REINVESTMENT ACT

    The Community Reinvestment Act ("CRA") requires each bank to identify the communities served by the bank's offices and to identify the types of credit the bank is prepared to extend within such communities. It also requires the bank's regulators to assess the bank's performance in meeting the credit needs of its community and to take such assessment into consideration in reviewing application for mergers, acquisitions and other transactions, such as the Branch Acquisition. An unsatisfactory rating may be the basis for denying such an application. The Bank was rated "satisfactory" in its most recent CRA examination in August 1995.

POTENTIAL ENFORCEMENT ACTIONS

    Banks and their institution-affiliated parties may be subject to potential enforcement actions by the bank regulatory agencies for unsafe or unsound practices in conducting their businesses, or for violations of any law, rule or regulation or provision, any consent order with any agency, any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, cease-and-desist orders and written agreements, the termination of insurance of deposits, the imposition of civil money penalties and removal and prohibition orders against institution-affiliated parties.

INTERSTATE BANKING

    RIEGLE-NEAL INTERSTATE BANKING AND BRANCHING EFFICIENCY ACT OF 1994

    INTERSTATE BANKING AND BRANCHING. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act") was signed by President Clinton in September 1994. Generally, provisions of this Act authorize interstate banking and interstate branching, subject to certain state options.

    - Interstate acquisition of banks by holding companies was permitted in all states on and after September 29, 1995. However, states may continue to prohibit acquisition of banks that have been in existence less than five years and interstate chartering of new banks.

    - Interstate mergers of banks were permitted as of June 1, 1997, unless a state adopted legislation before June 1, 1997 to "opt out" of interstate merger authority. Individual states were permitted to enact legislation to permit interstate mergers earlier than that date.

    - Interstate acquisition of branches is permitted to a bank only if the law of the state where the branch is located expressly permits interstate acquisition of a branch without acquiring the entire bank.

    - Interstate DE NOVO branching is permitted to a bank only if a state adopts legislation to "opt in" to interstate DE NOVO branching authority.

    LIMITATIONS ON CONCENTRATIONS. An interstate banking application may not be approved if the applicant and its depository institution affiliates would control more than 10% of insured deposits nationwide or more than 30% of insured deposits in the state in which the bank to be acquired in located. These limits do not apply to mergers solely between affiliates. States may waive the 30% cap on a nondiscriminatory basis. Nondiscriminatory state caps on deposit market share of a depository institution and its affiliates are not affected.

    AGENCY AUTHORITY. A bank subsidiary of a bank holding company is authorized to receive deposits, renew time deposits, close loans, service loans and receive payments on loans as an agent for a depository institution affiliate without being deemed a branch of the affiliate. A bank is not permitted to engage, as agent for an affiliate, in any activity as agent that it could conduct as a principal, or to have an affiliate, as its agent, conduct any activity that it could not conduct directly, under federal or state law.

    HOST STATE REGULATION. Out-of-state banks seeking to acquire or establish a branch are required to comply with any nondiscriminatory filing requirements of the host state where the branch is located. The host state may set notification and reporting requirements for a branch of an out-of-state bank. A branch of an out-of-state bank is subject to all of the laws of the host state regarding intrastate branching, consumer protection, fair lending and community reinvestment. A branch of a out-of-state bank is not permitted to conduct any activities at the branch that are not permissible for a bank chartered by the host state.

    MEETING LOCAL CREDIT NEEDS. CRA evaluations are required for each state in which an interstate bank has a branch. Interstate banks are prohibited from using out-of-state branches "primarily for the purpose of deposit production." Federal banking agencies have adopted regulations to ensure that interstate branches are being operated with a view to the needs of the host communities.

    CALIFORNIA LAW. In October 1995, California enacted state legislation in accordance with authority under the Riegle-Neal Act. This new state law permits banks headquartered outside California to acquire or merge with California banks that have been in existence for at least five years, and thereby establish one or more California branch offices. An out-of-state bank may not enter California by acquiring one or more branches of a California bank or other operations constituting less than the whole bank. The law authorizes waiver of the 30% limit on state-wide market share for deposits as permitted by the Riegle-Neal Act. This law also authorizes California state-licensed banks to conduct certain banking activities (including receipt of deposits and loan payments and conducting loan closings) on an agency basis on behalf of out-of-state banks and to have out-of-state banks conduct similar agency activities on their behalf.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of Capital Corp consists of 30,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock, no par value. As of June 20, 1997, there were 2,606,478 shares of Capital Corp common stock outstanding and no shares of preferred stock outstanding.

COMMON STOCK

    Holders of Capital Corp Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of Common Stock are entitled to receive ratably such dividends as may be legally declared by Capital Corp's Board of Directors. There are legal and regulatory restrictions on the ability of Capital Corp to declare and pay dividends. See "Dividends" and "Regulation and Supervision--Limitations on Dividends." In the event of a liquidation, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no preemptive, subscription or conversion rights. Shares of Common Stock are not subject to further call or assessment, and there are no redemption or sinking fund provisions with respect to the Common Stock.

PREFERRED STOCK

    The Board of Directors of Capital Corp is authorized to fix the preferences, limitations, relative rights, qualifications and restrictions of the preferred stock and may establish series of preferred stock and determine the variations between series, without any further vote or action by the Company's shareholders. If and when any preferred stock is issued, the holders of preferred stock may have a preference over holders of Common Stock for the payment of dividends, for distributions upon liquidation of the Company, in respect of voting rights and in the redemption of the Common Stock. The issuance of preferred stock could adversely affect the rights of holders of the Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company.

CERTAIN ANTI-TAKEOVER MATTERS

    The articles of incorporation and bylaws of the Company include certain provisions that may make it more difficult for a third party to acquire control of the Company. These provisions include the following: (i) the elimination of cumulative voting; (ii) classification of the Board of Directors into three equal classes serving staggered three-year terms; and (iii) a requirement that shareholder action may be taken only at annual or special meetings of shareholders and not by shareholder written consent. Under California law, a "listed corporation" may, with shareholder approval, eliminate cumulative voting and adopt a classified or staggered board of directors. Since its shares became traded on the Nasdaq National Market, Capital Corp qualifies as a listed corporation and is eligible to adopt and maintain such provisions. The board of directors and the shareholders approved such provisions in 1996.

    The elimination of cumulative voting permits a majority of the shares voting to elect or remove every director; and precludes a minority of the shares voting at a meeting from electing or preventing the removal of any director. The elimination of cumulative voting could therefore prevent minority shareholders (even those with substantial holdings but less than a majority) from obtaining representation on the Board of Directors. The elimination of cumulative voting may tend to make achieving a change in control of Capital Corp more difficult by preventing substantial minority shareholders from electing directors.

    With a classified or staggered Board of Directors, only three or four directors, rather than the entire board of 11 directors, are elected each year. As a result, it will generally take at least two annual meetings of shareholders to elect a majority of the Board. A classified or staggered board may therefore discourage persons from attempting to acquire control of Capital Corp without the consent of the Board of Directors because its provisions would operate to delay such person's ability to obtain control of the Board of Directors. In addition, a classified or staggered board would similarly delay shareholders who do not approve of policies of the Board in their attempt to replace a majority of the directors, unless they obtained the requisite vote to remove the entire Board. For the same reasons, it may also deter certain mergers, tender offers or other takeover attempts which some or a majority of holders of Capital Corp's voting stock may deem to be in their best interests.

    The Company has amended its articles of incorporation to prohibit its shareholders from taking action by written consent without a meeting and requiring that any shareholder action be taken at a shareholder meeting. Action by written consent may, in some circumstances, permit the shareholders to take action opposed by the Board of Directors more rapidly than would be possible if a meeting were required. The provision prohibiting shareholder action without a meeting may deter certain mergers, tender offers or other takeover attempts which some or a majority of holders of Capital Corp's voting stock may deem to be in their best interests.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar of the Common Stock is Harris Trust Co.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement dated as of the date hereof (the "Underwriting Agreement"), the Underwriter named below (the "Underwriter") has agreed to purchase the aggregate number of shares of Common Stock set forth opposite its name:

NAME                                                                         NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
Sutro & Co. Incorporated...................................................
                                                                             -----------------
    Total:.................................................................       1,387,755
                                                                             -----------------
                                                                             -----------------

    The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent auditors. The nature of the Underwriter's obligations is such that the Underwriter is committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

    The Underwriter proposes to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $         per share. The Underwriter may allow, and such dealers may reallow,
a concession not in excess of $         per share to certain other dealers.
After the public offering of the shares, the offering price and other selling terms may be changed by the Underwriter.

    The Company has granted to the Underwriter an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to an aggregate of 208,163 additional shares of Common Stock at the public offering price, less the underwriting discount set forth on the cover page of this Prospectus. To the extent that the Underwriter exercises such option, each of the Underwriter will have a firm commitment to purchase such additional shares in approximately the same proportion that the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell such shares to the Underwriter to the extent the option is exercised. The Underwriter may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

    The offering of the shares is made for delivery when, as and if accepted by the Underwriter and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriter reserves the right to reject an order for the purchase of shares in whole or in part.

    The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriter may be required to make in respect thereof.

    The Company, its executive officers, directors and certain other stockholders of the Company have agreed that they will not, without the prior written consent of Sutro & Co. Incorporated offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them during the 180-day period following the effective date of the Offering, except that the Company may issue shares upon the exercise of options granted prior to the date hereof and may grant additional options under its stock option plans.

    In general, the rules of the Commission will prohibit the Underwriter from making a market in the Company's Common Stock during the restricted period immediately preceding the pricing of the Common Stock offered hereby. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an Underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the Offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, the Underwriter, certain selling group members (if any) or their respective affiliates intend to engage in passive market making in the Common Stock during the restricted period.

    In connection with the Offering, the Underwriter and other persons participating in the Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriter may over-allot in connection with the Offering, creating a short position in the Common Stock for its own account. To cover over-allotments or to stabilize the price of the Common Stock, the Underwriter may bid for, and purchase, shares of the Common Stock in the open market. The Underwriter may also impose a penalty bid whereby the Underwriter may reclaim selling concessions allowed to an underwriter or dealer for distributing the Common Stock in the Offering, if the Underwriter repurchases previously distributed Common Stock in transactions to cover their short position, in stabilization transactions or otherwise. Finally, the Underwriter may bid for, and purchase, shares of the Common Stock in market making transactions. These activities may stabilize or maintain the market price of the Common Stock above market levels that may otherwise prevail. The Underwriter is not required to engage in these activities and may end any of these activities at any time.

    The Underwriter do not intend to confirm sales to accounts over which they exercise discretionary authority.

                                    EXPERTS

    The consolidated financial statements of Capital Corp as of December 31, 1996 and 1995 and for each of the three years ended December 31, 1996 included in this Prospectus have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

    Certain legal matters with respect to Capital Corp shares of Common Stock offered hereby will be passed upon for Capital Corp by McCutchen, Doyle, Brown & Enersen, LLP, San Francisco, California. Certain legal matters will be passed upon for the Underwriter by Morrison & Foerster LLP, Los Angeles, California.

                             AVAILABLE INFORMATION

    Capital Corp is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith has, since December 19, 1995, filed reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by Capital Corp with the Commission can be inspected without charge and copied at prescribed rates at the Public Reference Room of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the public reference facilities of the Chicago Regional Office, Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661, and New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W. Washington D.C. 20549 at prescribed rates. Before such date, County Bank, as Capital Corp's predecessor, was subject to the same requirements and filed reports and other information with the FDIC. Such reports and information can be inspected at, and copies obtained from, the Registration and Disclosure Section of the FDIC, 1776 F Street N.W., Room 643, Washington, D.C. 20429 at prescribed rates. These documents may also be inspected at the Federal Reserve Bank of San Francisco, 101 Market Street, San Francisco, California.

    Capital Corp has filed with the Commission a Registration Statement on Form S-2 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933 relating to the shares of Capital Corp common stock to be offered hereby. This Prospectus also constitutes the Prospectus of Capital Corp filed as part of the Registration Statement and does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. The Registration Statement and the exhibits and schedules thereto may be inspected without charge and copied at prescribed rates at the Public Reference Room of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the public reference facilities of the Chicago Regional Office, Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661, and New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W. Washington D.C. 20549 at prescribed rates.

    In addition, the Commission has a web site on the World Wide Web at http://www.sec.gov, containing registration statements, reports, proxy and information statements and other information that registrants, such as the Company, file electronically with the Commission.

    The Common Stock is traded on the Nasdaq National Market, and the Company's reports, proxy or information statements and other information may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                     INFORMATION INCORPORATED BY REFERENCE

    The following documents previously filed or to be filed with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this
Prospectus:

        (a) Capital Corp's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, including its Annual Report to Shareholders (the "Capital Corp 10-K");

        (b) Capital Corp's Quarterly Report on Form 10-Q for the period ended March 31, 1997 (the "Capital Corp 10-Q");

        (c) Capital Corp's Current Report on Form 8-K filed with the Commission on July 10, 1997; and

        (d) All other reports of the Company filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1996 to the date of this Prospectus and prior to the termination of the Offering of the Common Stock hereunder.

    Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Copies of the above documents are available without charge upon request from Karen Venditti, Corporate Secretary, Capital Corp of the West, 1160 West Olive Avenue, Suite A, Merced, California 95348, telephone 209-725-2269.

                            CAPITAL CORP OF THE WEST
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                            ---------

Report of Independent Public Accountants..................................................................

Consolidated Statements of Income for the Years Ended December 31, 1996, 1995 and 1994....................

Consolidated Balance Sheets at December 31, 1996 and 1995.................................................

Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 1996, 1995 and 1994......

Consolidated Statements of Cash Flows for the Years Ended December 31, 1996, 1995 and 1994................

Notes to Consolidated Financial Statements................................................................

Consolidated Statements of Income for the Three Months Ended March 31, 1997 and 1996 (Unaudited)..........

Consolidated Balance Sheets at March 31, 1997 and 1996 (Unaudited)........................................

Consolidated Statements of Cash Flows for the Three Months Ended March 31, 1997 and 1996 (Unaudited)......

Notes to Consolidated Financial Statements (Unaudited)....................................................

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Capital Corp of the West:

    We have audited the accompanying consolidated balance sheets of Capital Corp of the West and subsidiaries (the Company) as of December 31, 1996 and 1995 and the related consolidated statements of income, cash flows, and shareholders' equity for each of the years in the three year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capital Corp of the West and subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1996 in conformity with generally accepted accounting principles.

    As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for impaired loans in 1995 to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 114, ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN, as amended by Statement No. 118, ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN--INCOME RECOGNITION AND DISCLOSURES.

                                          /S/ KPMG PEAT MARWICK LLP

Sacramento, California
January 31, 1997

                            CAPITAL CORP OF THE WEST
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                  YEARS ENDED DECEMBER 31,
                                                                             ----------------------------------
                                                                                1996        1995        1994
                                                                             ----------  ----------  ----------
Interest income:
  Interest and fees on loans...............................................  $16,302,000 $12,969,000 $10,795,000
  Interest on deposits with other financial institutions...................     127,000      --          --
Interest on investment securities held to maturity:
  Taxable..................................................................      60,000      34,000     413,000
  Non-taxable..............................................................      --          --         272,000
Interest on investment securities available for sale:
  Taxable..................................................................   2,409,000   2,185,000   1,066,000
  Non-taxable..............................................................     246,000     327,000      --
  Interest on federal funds sold...........................................     207,000     358,000     261,000
                                                                             ----------  ----------  ----------
Total interest income......................................................  19,351,000  15,873,000  12,807,000
                                                                             ----------  ----------  ----------
Interest expense:
  Deposits:
    Negotiable orders of withdrawal........................................     268,000     239,000     237,000
    Savings................................................................   4,350,000   4,213,000   2,298,000
    Time, under $100,000...................................................   1,808,000     950,000   1,040,000
    Time, $100,000 and over................................................     359.000     304,000     272,000
                                                                             ----------  ----------  ----------
Total interest on deposits.................................................   6,785,000   5,706,000   3,847,000
                                                                             ----------  ----------  ----------
Other......................................................................      80,000      11,000       3,000
                                                                             ----------  ----------  ----------
  Total interest expense...................................................   6,865,000   5,717,000   3,850,000
                                                                             ----------  ----------  ----------
Net interest income........................................................  12,486,000  10,156,000   8,957,000
                                                                             ----------  ----------  ----------
Provision for loan losses..................................................   1,513,000     228,000      --
                                                                             ----------  ----------  ----------
Net interest income after provision for loan losses........................  10,973,000   9,928,000   8,957,000
                                                                             ----------  ----------  ----------
Other income (loss):
  Service charges on deposit accounts......................................   1,274,000     920,000     900,000
  Income from real estate held for sale or development.....................     508,000      88,000      14,000
Provision for loss on real estate held for sale or development.............      --      (2,881,000)   (798,000)
Gain on sale of premises and equipment.....................................      --          --         277,000
Other......................................................................   1,153,000     649,000     412,000
                                                                             ----------  ----------  ----------
Total other income (loss)..................................................   2,935,000  (1,224,000)    805,000
                                                                             ----------  ----------  ----------
Other expenses:
  Salaries and related benefits............................................   5,283,000   4,161,000   3,540,000
  Premises and occupancy...................................................     835,000     612,000     587,000
  Equipment................................................................   1,022,000     789,000     534,000
  Bank assessments.........................................................      48,000     183,000     394,000
  Professional fees........................................................     755,000     404,000     299,000
  Supplies.................................................................     292,000     234,000     124,000
  Marketing................................................................     370,000     212,000     250,000
  Other....................................................................   2,131,000   1,551,000   1,195,000
                                                                             ----------  ----------  ----------
Total other expenses.......................................................  10,736,000   8,146,000   6,923,000
                                                                             ----------  ----------  ----------
Income before income taxes.................................................   3,172,000     558,000   2,839,000
Provision for income taxes.................................................   1,163,000     223,000   1,103,000
                                                                             ----------  ----------  ----------
Net income.................................................................  $2,009,000  $  335,000  $1,736,000
                                                                             ----------  ----------  ----------
Net income per share.......................................................  $     1.27  $      .24  $     1.24
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------

          See accompanying notes to Consolidated Financial Statements.

                            CAPITAL CORP OF THE WEST
                          CONSOLIDATED BALANCE SHEETS

                                                                                            DECEMBER 31,
                                                                                   ------------------------------
                                                                                        1996            1995
                                                                                   --------------  --------------
Assets
Cash and noninterest-bearing deposits in other banks.............................  $   12,982,000  $   18,967,000
Federal funds sold...............................................................       3,735,000        --
Time deposits at other financial institutions....................................       3,101,000        --
Investment securities available for sale at fair value...........................      43,378,000      45,302,000
Mortgage loans held for sale.....................................................         880,000         501,000
Loans, net.......................................................................     180,455,000     132,035,000
Interest receivable..............................................................       1,879,000       1,860,000
Premises and equipment, net......................................................       6,266,000       4,138,000
Other assets.....................................................................      13,313,000       6,230,000
                                                                                   --------------  --------------
Total assets.....................................................................  $  265,989,000  $  209,033,000
                                                                                   --------------  --------------
                                                                                   --------------  --------------
Liabilities
Deposits:
  Noninterest-bearing demand.....................................................  $   39,157,000  $   39,726,000
  Negotiable orders of withdrawal................................................      34,303,000      29,019,000
  Savings........................................................................     111,285,000      95,537,000
  Time, under $100,000...........................................................      46,990,000      21,917,000
  Time, $100,000 and over........................................................       6,610,000       6,402,000
                                                                                   --------------  --------------
    Total deposits...............................................................     238,345,000     192,601,000
                                                                                   --------------  --------------
Accrued interest, taxes and other liabilities....................................       6,670,000       1,339,000
                                                                                   --------------  --------------
Total liabilities................................................................     245,015,000     193,940,000
                                                                                   --------------  --------------
Shareholders' equity
Preferred stock, no par value; 10,000,000 shares authorized; none outstanding....        --              --
Common stock, no par value; 20,000,000 shares authorized; 1,734,474 and 1,334,956
  shares issued and outstanding..................................................      15,321,000       9,870,000
Retained earnings................................................................       5,722,000       4,911,000
Investment securities unrealized (losses) gains, net.............................         (69,000)        312,000
                                                                                   --------------  --------------
Total shareholders' equity.......................................................      20,974,000      15,093,000
                                                                                   --------------  --------------
Total liabilities and shareholders' equity.......................................  $  265,989,000  $  209,033,000
                                                                                   --------------  --------------
                                                                                   --------------  --------------

          See accompanying notes to Consolidated Financial Statements

                            CAPITAL CORP OF THE WEST
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                      COMMON STOCK
                                        ------------------------------------------------------------------------
                                                                                    UNREALIZED
                                                                                    SECURITIES
                                          NUMBER                     RETAINED          GAINS
                                        OF SHARES      AMOUNT        EARNINGS      (LOSSES), NET       TOTAL
                                        ----------  -------------  -------------  ---------------  -------------
Balances--December 31, 1993...........   1,002,360  $   5,477,000  $   7,156,000    $   --         $  12,633,000
                                        ----------  -------------  -------------  ---------------  -------------
                                        ----------  -------------  -------------  ---------------  -------------
15% stock dividend, including payment
  for fractional shares...............     149,966      1,875,000     (1,880,000)       --                (5,000)
Exercise of stock options.............       7,560         73,000       --              --                73,000
Investment securities unrealized
  losses, net of tax effect of
  $227,000............................      --           --             --             (355,000)        (355,000)
Net income............................      --           --            1,736,000        --             1,736,000
                                        ----------  -------------  -------------  ---------------  -------------
Balances--December 31, 1994...........   1,159,886      7,425,000      7,012,000       (355,000)      14,082,000
                                        ----------  -------------  -------------  ---------------  -------------
                                        ----------  -------------  -------------  ---------------  -------------
15% stock dividend, including payment
  for fractional shares...............     173,570      2,430,000     (2,436,000)       --                (6,000)
Exercise of stock options.............       1,500         15,000       --              --                15,000
Net change in fair value of investment
  securities, net of tax effect of
  $427,000............................      --           --             --              667,000          667,000
Net income............................      --           --              335,000        --               335,000
                                        ----------  -------------  -------------  ---------------  -------------
Balances--December 31, 1995...........   1,334,956      9,870,000      4,911,000        312,000       15,093,000
                                        ----------  -------------  -------------  ---------------  -------------
                                        ----------  -------------  -------------  ---------------  -------------
5% stock dividend and $.05 per share
  cash dividend, including payment for
  fractional shares...................      82,384      1,112,000     (1,198,000)       --               (86,000)
Exercise of stock options.............      20,739        208,000       --              --               208,000
Issuance of shares pursuant to 401K &
  ESOP plans..........................      11,817        162,000       --              --               162,000
Acquisition of Town & Country Finance
  & Thrift............................     284,578      3,969,000       --              --             3,969,000
Change in fair value of investment
  securities, net of tax effect of
  ($247,000)..........................      --           --             --             (381,000)        (381,000)
Net Income............................      --           --            2,009,000        --             2,009,000
                                        ----------  -------------  -------------  ---------------  -------------
Balances--December 31, 1996...........   1,734,474  $  15,321,000  $   5,722,000    $   (69,000)   $  20,974,000
                                        ----------  -------------  -------------  ---------------  -------------
                                        ----------  -------------  -------------  ---------------  -------------

          See accompanying notes to Consolidated Financial Statements.

                            CAPITAL CORP OF THE WEST
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              YEARS ENDED DECEMBER 31,
                                                                   ----------------------------------------------
                                                                        1996            1995            1994
                                                                   --------------  --------------  --------------
Operating activities:
Net income.......................................................  $    2,009,000  $      335,000  $    1,736,000
Adjustments to reconcile net income to net cash (used) provided by operating activities:
Provision for loan losses........................................       1,513,000         228,000        --
Depreciation, amortization and accretion, net....................       1,023,000         860,000         707,000
Provision for deferred income taxes..............................        (327,000)     (1,191,000)       (235,000)
Gain on sale of premises and equipment...........................        --              --              (277,000)
Gain on sale of real estate held for sale........................        (348,000)       --              --
Net increase in interest receivable and other assets.............      (5,044,000)     (3,164,000)     (1,015,000)
Net decrease (increase) in mortgage loans held for sale..........        (376,000)      2,241,000      (1,583,000)
Net increase in deferred loan fees...............................          54,000          31,000          63,000
Net increase (decrease) in accrued interest payable and other
  liabilities....................................................       1,330,000         499,000         (82,000)
Provision for loss on real estate held for sale or development...        --             2,881,000         798,000
Net cash (used) provided by operating activities.................        (166,000)      2,720,000         112,000
Investing activities:
Investment security purchases....................................     (26,993,000)    (26,622,000)    (23,494,000)
Proceeds from maturities of investment securities................      17,599,000      15,022,000       9,578,000
Proceeds from sales of investment securities.....................      14,590,000       3,012,000        --
Proceeds from sales of commercial and real estate loans..........       3,230,000       1,037,000       1,691,000
Net increase in loans............................................     (35,017,000)    (21,379,000)     (8,345,000)
Purchases of premises and equipment..............................      (2,768,000)     (1,719,000)     (1,501,000)
Proceeds from sales of premises and equipment....................           9,000          71,000         739,000
Construction of real estate held for sale or development.........        (417,000)       (622,000)       (916,000)
Proceeds from sale of real estate held for sale or development...         765,000       1,547,000       1,346,000
Purchase of subsidiary...........................................        (183,000)       --              --
                                                                   --------------  --------------  --------------
Net cash used by investing activities............................     (29,185,000)    (29,653,000)    (20,902,000)
                                                                   --------------  --------------  --------------
Financing activities:
Net increase in demand, NOW and savings deposits.................      13,812,000      26,004,000      30,351,000
Net increase (decrease) in certificates of deposit...............       9,109,000       3,397,000      (8,882,000)
Net increase in other borrowings.................................       3,896,000        --               107,000
Issued shares for benefit plan purchases.........................         162,000        --              --
Exercise of stock options........................................         208,000          15,000          73,000
Fractional shares from stock dividends...........................         (86,000)         (6,000)         (5,000)
                                                                   --------------  --------------  --------------
Net cash provided by financing activities........................      27,101,000      29,410,000      21,644,000
                                                                   --------------  --------------  --------------
Net(decrease) increase in cash and cash equivalents..............      (2,250,000)      2,477,000         854,000
                                                                   --------------  --------------  --------------
Cash and cash equivalents at beginning of year...................      18,967,000      16,490,000      15,636,000
                                                                   --------------  --------------  --------------
Cash and cash equivalents at end of year.........................  $   16,717,000  $   18,967,000      16,490,000
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

          See accompanying notes to Consolidated Financial Statements

                            CAPITAL CORP OF THE WEST

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         DECEMBER 31, 1996, 1995, 1994

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES PRINCIPLES OF CONSOLIDATION:

    The consolidated financial statements of Capital Corp of the West (the "Company") include its subsidiaries, County Bank (the "Bank"), Town & Country Finance and Thrift (the "Thrift") and Capital West Group. Effective June 28, 1996, the Company consummated the purchase of the Thrift. The transaction resulted in 284,578 shares of stock being issued and $1,493,000 being disbursed to the shareholders of the Thrift. The total purchase price was $5,823,000. The Thrift is licensed by the California Department of Corporations as an industrial loan company, also known as a thrift and loan company. The purchase was accounted for under the purchase method of accounting. All of the Thrift's operations since June 28, 1996 have been included in these consolidated financial statements.

    A summary of the net assets acquired is set forth in the following table:

Assets Acquired:
  Cash & cash equivalents..........................................................................  $   1,310,000
  Time deposits at other financial institutions....................................................      6,554,000
  Loans, net.......................................................................................     18,203,000
  Interest receivable..............................................................................         60,000
  Premises and equipment...........................................................................        212,000
  Other assets.....................................................................................        114,000
                                                                                                     -------------
    Total assets acquired..........................................................................  $  26,453,000
                                                                                                     -------------
                                                                                                     -------------
Liabilities Assumed:
  Deposits.........................................................................................  $  22,823,000
  Other liabilities................................................................................        105,000
                                                                                                     -------------
    Total liabilities assumed......................................................................     22,928,000
                                                                                                     -------------
                                                                                                     -------------
      Net Assets Acquired..........................................................................  $   3,525,000
                                                                                                     -------------
                                                                                                     -------------

    The total purchase price was allocated to the tangible and identifiable intangible assets and liabilities of the Thrift based on their respective fair values and the remainder was allocated to goodwill. The following adjustments were made to allocate the purchase price of the Thrift: equity of the Thrift $3,525,000; fair value adjustments to loans ($185,000); core deposit intangible $460,000; and goodwill $2,023,000. The fair value adjustments are amortized against (accreted to) net income as follows: fair value adjustment to loans: 3 years; core deposit intangible: 10 years; goodwill: 18 years. The amortization of goodwill will be evaluated periodically in accordance with Statement of Financial Accounting Standards No.121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

    In April of 1996, the Company formed a new subsidiary that engages in financial institution advisory services, Capital West Group. The Bank has two wholly owned subsidiaries, Merced Area Investment and Development, Inc. ("MAID") and another inactive subsidiary. All references herein to the Company include the Bank, the Thrift, Capital West Group and the Bank's subsidiaries unless the context otherwise requires. All significant intercompany accounts and transactions have been eliminated in preparing these consolidated financial statements.

    The consolidated financial statements are prepared in accordance with generally accepted accounting principles and prevailing practices in the banking industry. In preparing the consolidated financial

                            CAPITAL CORP OF THE WEST

                         DECEMBER 31, 1996, 1995, 1994

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES PRINCIPLES OF CONSOLIDATION:
(CONTINUED)
statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenue and expense for the period. Actual results could differ from those estimates applied in the preparation of the consolidated financial statements.

    CASH AND CASH EQUIVALENTS: The Company maintains deposit balances with various banks which are necessary for check collection and account activity charges. Cash in excess of immediate requirements is invested in federal funds sold or other short term investments. Generally, federal funds are sold for periods from one to thirty days. Cash, noninterest-bearing deposits in other banks and federal funds sold are considered to be cash and cash equivalents for the purposes of the consolidated statements of cash flows. At December 31, 1996, the Company's average cash reserve balances as required by the Federal Reserve Bank were approximately $2,190,000. The Company maintained sufficient balances of vault cash to satisfy its reserve requirements.

    INVESTMENT SECURITIES: Investment securities at December 3 1, 1996 and 1995 consist of U.S. Treasury and U.S. Government agency obligations, municipal securities and mortgage-backed securities. At the time of purchase of a security, the Company designates the security as held-to-maturity or as available-for-sale, based on its investment objectives, operational needs and intent. The Company does not purchase securities with the intent of actively trading them. Held-to-maturity securities are recorded at amortized cost, adjusted for amortization or accretion of premiums or discounts. Available-for-sale securities are recorded at fair value with unrealized holding gains and losses, net of the related tax effect, and are reported as a separate component of stockholders' equity until realized.

    A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary, results in a charge to earnings and the corresponding establishment of a new cost basis for the security. No such declines have occurred.

    Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using a method which approximates the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for deter-mining the cost of securities sold.

    MORTGAGE LOANS HELD FOR SALE: Real estate mortgage loans held for sale are carried at the lower of cost or market at the balance sheet date or the date on which investors have committed to purchase such loans.

    LOANS: Loans are carried at the principal amount outstanding, net of deferred origination fees, less an allowance for loan losses. During 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 114, Accounting by Creditors for the Impairment of a Loan as amended by Statement No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures (SFAS 114). Under SFAS 114, an impaired loan is measured based upon the present value of future cash flows discounted at the loan's effective rate, the loan's observable market price, or the fair value of collateral if the loan is collateral dependent. Interest on impaired loans is recognized on a cash basis. SFAS 114 does not apply to large groups of small balance homogenous loans that are collec-tively evaluated for impairment.

                            CAPITAL CORP OF THE WEST

                         DECEMBER 31, 1996, 1995, 1994

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES PRINCIPLES OF CONSOLIDATION:
(CONTINUED)
    The recognition of interest income on a loan is discontinued, and previously accrued interest is reversed, when interest or principal payments become 90 days past due, unless the outstanding principal and interest is adequately secured and, in the opinion of management, remains collectible. Interest is subsequently recognized only as received until the loan is returned to accrual status. Nonrefundable fees and related direct costs associated with the origination or purchase of loans are deferred and are amortized into interest income over the loan term using a method which approximates the interest method.

    ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses represents management's recognition of the risks assumed when extending credit and its evaluation of the quality of the loan portfolio. The allowance is maintained at the level considered to be adequate for potential loan losses based on management's assessment of various factors affecting the loan portfolio, which include a review of problem loans, business conditions and an overall evaluation of the quality of the portfolio. The allowance is increased by provisions for loan losses charged to operations and reduced by loans charged to the allowance, net of recoveries. The allowance for loan losses is a subjective estimation and may be adjusted in the future depending on economic conditions. Also regulatory examiners may require the Company to recognize additions to the allowance based upon their judgments about information available to them at the time of an examination.

    LOAN SERVICING INCOME: The Company services both the sold and retained portions of United States Small Business Administration (SBA) loans and a portfolio of mortgage loans. Servicing income is realized through the retention of an ongoing rate differential between the rate paid by the borrower to the Company and the rate paid by the Company to the investor in the loan.

    PREMISES AND EQUIPMENT: Premises and equipment are stated at cost and depreciated on the straight-line method over the estimated useful lives of the assets as follows:

    Buildings - 35 years Leasehold improvements - term of lease Furniture and equipment - 3 to 15 years

    REAL ESTATE HELD FOR SALE OR DEVELOPMENT: Real estate held for sale or development is recorded at the lower of cost or net realizable value.

    Revenue recognition on the disposition of real estate is dependent upon the transaction meeting certain criteria relating to the nature of the property sold and the terms of the sale. Under certain circumstances, revenue recognition may be deferred until these criteria are met.

    OTHER REAL ESTATE: In accordance with the provisions of the Statement of Financial Account Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, other real estate acquired through foreclosure is carried at the lower of cost or fair value less estimated costs to sell at the date of foreclosure. Fair value of other real estate is determined based on an appraisal of the property. Credit losses arising from the acquisition of such properties are charged against the allowance for possible loan losses. Any subsequent costs or losses are charged against income when incurred.

    INVESTMENT TAX CREDITS: The Company has investments in limited partnerships in low income affordable housing which provides the investor affordable housing income tax credits. As an investor in these partnerships, the Company receives tax benefits in the form of tax deductions from partnership operating losses and income tax credits. These income tax credits are earned over a 10-year period as a result of the

                            CAPITAL CORP OF THE WEST

                         DECEMBER 31, 1996, 1995, 1994

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES PRINCIPLES OF CONSOLIDATION:
(CONTINUED)
investment meeting certain criteria and are subject to recapture over a 15-year period. The expected benefit resulting from the affordable housing income tax credits is recognized in the period in which the tax benefit is recognized in the Company's consolidated tax returns. These investments are accounted for using the cost method. These investments are evaluated at each reporting period for impairment. The Bank had investments in these partnerships of $2,700,000 and $1,701,000 as of December 31, 1996 and 1995 respectively.

    DEFERRED COMPENSATION: The Company has purchased single premium universal life insurance policies in conjunction with implementation of salary continuation plans for certain members of management and the Board of Directors. The Company is the owner and beneficiary of these plans. The cash surrender value of the insurance policies is recorded in other assets in accordance with Financial Accounting Standards Board Technical Bulletin No. 85-4, Accounting For Purchases of Life Insurance. Income from the policy is recorded in other income and the load, mortality and surrender charges have been recorded in other expenses. The accrued liability is recorded to reflect the present value of the expected retirement benefits. The balance of these life insurance policies was $3,134,000 and $1,290,000 as of December 31, 1996 and 1995 respectively.

    INCOME TAXES: The Company files a consolidated federal income tax return and a combined state franchise tax return. The provision for income taxes includes federal income and state franchise taxes. Income tax expense is allocated to each entity of the Company based upon the analyses of the tax consequences of each company on a stand alone basis.

    The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    STOCK OPTION PLAN: Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

    PER SHARE INFORMATION: Per share information is based on the weighted average number of shares of common stock outstanding during the periods presented after giving retroactive effect to stock dividends.

                            CAPITAL CORP OF THE WEST

                         DECEMBER 31, 1996, 1995, 1994

NOTE 2:  INVESTMENT SECURITIES

    The carrying value and estimated fair value for each category of investment securities at December 31 are as follows:

                                                                              GROSS       GROSS
                                                                            UNREALIZED  UNREALIZED    ESTIMATED
1996                                                        AMORTIZED COST    GAINS       LOSSES     FAIR VALUE
                                                            --------------  ----------  ----------  -------------
Available-for-Sale: U.S. Treasury & U.S. government
  agencies & corporations.................................   $ 38,653,000   $  190,000  $  381,000  $  38,462,000
                                                            --------------  ----------  ----------  -------------
State & political subdivisions............................      4,196,000      100,000      25,000      4,271,000
  Total debt securities...................................     42,849,000      290,000     406,000     42,733,000
Equity securities.........................................        645,000       --          --            645,000
                                                            --------------  ----------  ----------  -------------
  Total Investment Securities.............................   $ 43,494,000   $  290,000  $  406,000  $  43,378,000
                                                            --------------  ----------  ----------  -------------
                                                            --------------  ----------  ----------  -------------
1995
Available-for-Sale: U.S. Treasury & U.S. government
  agencies & corporations.................................   $ 40,055,000   $  437,000  $   39,000  $  40,453,000
                                                            --------------  ----------  ----------  -------------
States & political subdivisions...........................      4,183,000      133,000      19,000      4,297,000
  Total debt securities...................................     44,238,000      570,000      58,000     44,750,000
Equity securities.........................................        552,000       --          --            552,000
                                                            --------------  ----------  ----------  -------------
  Total Investment Securities.............................   $ 44,790,000   $  570,000  $   58,000  $  45,302,000
                                                            --------------  ----------  ----------  -------------
                                                            --------------  ----------  ----------  -------------

    The change in the net unrealized holding gain on available for sale securities during 1996 was $628,000. At December 31, 1996 and 1995, investment securities with carrying values of approximately $16,678,000 and $18,157,000, respectively, were pledged as collateral for deposits of public funds and government deposits and for the Bank's use of the Federal Reserve Bank's discount window and Federal Home Loan Bank line of credit. The Bank is a member of the Federal Home Loan Bank and has purchased $645,000 and $552,000 of Federal Home Loan Bank stock as of December 31, 1996 and 1995 respectively.

    For the years ended December 31, 1996 and 1995, the proceeds from the sale of securities were $14,590,000 and $3,012,000, respectively. There were no securities sold in 1994. The Bank recognized net gains or losses on the sale of investment securities of approximately $11,000 in gains in 1996 and $3,000 in losses in 1995, respectively.

                            CAPITAL CORP OF THE WEST

                         DECEMBER 31, 1996, 1995, 1994

NOTE 2.  INVESTMENT SECURITIES (CONTINUED)

    The carrying and estimated fair values of debt securities at December 31, 1996 by contractual maturity, are shown on the following table. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment notice.

                                                                                  ESTIMATED
1996                                                            AMORTIZED COST   FAIR VALUE
--------------------------------------------------------------  --------------  -------------
Available-for-Sale Debt Securities:
  Due in one year or less.....................................   $    981,000   $     996,000
  Due after one year through five years.......................      8,894,000       8,922,000
  Due after five years through ten years......................      7,849,000       7,774,000
  Due after ten years.........................................      4,400,000       4,290,000
  Mortgage-backed securities..................................     20,725,000      20,751,000
                                                                --------------  -------------
    Total Debt securities.....................................   $ 42,849,000   $  42,733,000
                                                                --------------  -------------
                                                                --------------  -------------

NOTE 3:  LOANS

    Loans outstanding at December 31 consist of the following:

                                                                    1996            1995
                                                               --------------  --------------
Commercial, financial and agricultural.......................  $   71,786,000  $   65,563,000
Real Estate:
  Mortgage...................................................      57,098,000      42,128,000
  Construction...............................................      13,923,000      12,006,000
  Consumer Loans.............................................      40,440,000      14,039,000
                                                               --------------  --------------
                                                                  183,247,000     133,736,000
    Less allowance for loan losses...........................       2,792,000       1,701,000
                                                               --------------  --------------
                                                               $  180,455,000  $  132,035,000
                                                               --------------  --------------
                                                               --------------  --------------

    These loans are net of deferred loan fees of $765,000 in 1996 and $708,000 in 1995. The amount of nonaccrual loans at December 31, 1996 is $4,968,000 ($4,626,000 at December 31, 1995). Impaired loans are loans for which it is probable that the Company will not be able to collect all amounts due. As of December 31, 1996, the Company had outstanding balances of $7,020,000 in impaired loans which had specific allowances for possible loss of $1,827,000. The average outstanding balance of impaired loans for the year ended December 31, 1996 was approximately $6,248,000. Of these impaired loans, $5,090,000 are loans that have been restructured. This compares with $4,326,000 in impaired loans which had specific allowances for possible loss of $605,000 and an average outstanding balance for the year ending December 31, 1995 of $2,165,000. Foregone interest on nonaccrual loans was approximately $497,000 and $25,000 for the years ending December 31, 1996 and 1995 respectively.

                            CAPITAL CORP OF THE WEST

                         DECEMBER 31, 1996, 1995, 1994

NOTE 3:  LOANS (CONTINUED)
    Following is a summary of changes in the allowance for loan losses during the years ended December 31:

                                                          1996          1995          1994
                                                      ------------  ------------  ------------
Balance--beginning of year..........................  $  1,701,000  $  1,621,000  $  1,747,000
Due to acquisition of Thrift........................       148,000       --            --
Losses charged to the allowance.....................      (658,000)     (223,000)     (248,000)
Recoveries of amounts charged off...................        88,000        75,000       122,000
Provision charged to operations.....................     1,513,000       228,000       --
                                                      ------------  ------------  ------------
Balance--end of year................................  $  2,792,000  $  1,701,000  $  1,621,000
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------

    In the ordinary course of business, the Company has made loans to certain directors and officers and their related businesses. In management's opinion, these loans were granted on substantially the same terms, including interest rates and collateral, as those prevailing on comparable transactions with unrelated parties, and do not involve more than the normal risk of collectibility. These loans are summarized below:

                                                                         1996         1995
                                                                      -----------  -----------
Balance--beginning of year..........................................  $   675,000  $   497,000
Loan advances and renewals..........................................      511,000      633,000
Loans matured or collected..........................................     (613,000)    (455,000)
                                                                      -----------  -----------
Balance--end of year................................................  $   573,000  $   675,000
                                                                      -----------  -----------
                                                                      -----------  -----------

NOTE 4.  PREMISES AND EQUIPMENT

    Premises and equipment consists of the following at December 31:

                                                                       1996           1995
                                                                   -------------  ------------
Land.............................................................  $   1,139,000  $    955,000
Buildings........................................................      2,979,000     1,744,000
Leasehold improvements...........................................        887,000       725,000
Furniture and equipment..........................................      6,363,000     4,505,000
                                                                   -------------  ------------
                                                                      11,368,000     7,929,000
Less accumulated depreciation and amortization...................      5,102,000     3,791,000
                                                                   -------------  ------------
                                                                   $   6,266,000  $  4,138,000
                                                                   -------------  ------------
                                                                   -------------  ------------

    Included in the totals on the previous page for December 31, 1996 is construction in progress for the new branch and administrative facilities in downtown Merced and the branch under construction in Turlock totaling $1,428,000.

NOTE 5:  REAL ESTATE OPERATIONS

    As of December 31, 1996, MAID held two real estate projects, including improved and unimproved land. Based on the general state of the local real estate climate, the Bank reduced its carrying value of its

                            CAPITAL CORP OF THE WEST

                         DECEMBER 31, 1996, 1995, 1994

NOTE 5:  REAL ESTATE OPERATIONS (CONTINUED)
remaining projects to zero as of December 31, 1995. Total real estate write downs were $2,881,000 in 1995 and $798,000 in 1994.

    Summarized below is condensed financial information of MAID:

                                                                           DECEMBER 31,
                                                                     -------------------------
CONDENSED BALANCE SHEETS                                                1996         1995
-------------------------------------------------------------------  ----------  -------------
Assets:
  Cash on deposit with the Bank....................................  $  481,000  $   1,359,000
  Notes receivable and other.......................................     103,000       --
                                                                     ----------  -------------
                                                                     $  584,000  $   1,359,000
Liabilities and Shareholder's equity:
  Accounts payable and other.......................................  $  298,000  $     296,000
  Shareholder's equity.............................................     286,000      1,063,000
                                                                     ----------  -------------
                                                                     $  584,000  $   1,359,000
                                                                     ----------  -------------
                                                                     ----------  -------------


                                                                           DECEMBER 31,
                                                                     -------------------------
CONDENSED STATEMENT OF OPERATIONS                                       1996         1995
-------------------------------------------------------------------  ----------  -------------
Revenues...........................................................  $  812,000  $   1,643,000
Expenses...........................................................     287,000      4,437,000
                                                                     ----------  -------------
                                                                        505,000     (2,794,000)
Other, net.........................................................     (81,000)       (94,000)
Income (loss) before income taxes..................................  $  424,000  $  (2,888,000)
                                                                     ----------  -------------
                                                                     ----------  -------------

NOTE 6. INCOME TAXES

    The provision for income taxes for the years ended December 31 is comprised of the following:

1996                                                    FEDERAL        STATE         TOTAL
----------------------------------------------------  ------------  -----------  -------------
Current.............................................  $  1,049,000  $   441,000  $   1,490,000
Deferred............................................      (283,000)     (44,000)      (327,000)
                                                      ------------  -----------  -------------
                                                      $    766,000  $   397,000  $   1,163,000

1995
----------------------------------------------------
Current.............................................  $  1,020,000  $   394,000  $   1,414,000
Deferred............................................      (860,000)    (331,000)    (1,191,000)
                                                      ------------  -----------  -------------
                                                      $    160,000  $    63,000  $     223,000
1994
----------------------------------------------------
Current.............................................  $    972,000  $   366,000  $   1,338,000
Deferred............................................      (204,000)     (31,000)      (235,000)
                                                      ------------  -----------  -------------
                                                      $    768,000  $   335,000  $   1,103,000
                                                      ------------  -----------  -------------
                                                      ------------  -----------  -------------

                            CAPITAL CORP OF THE WEST

                         DECEMBER 31, 1996, 1995, 1994

NOTE 6. INCOME TAXES (CONTINUED)
    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 consists of the following:

                                                                        1996          1995
                                                                    ------------  ------------
Deferred tax assets:
  State franchise tax.............................................  $    162,000  $    115,000
  Real estate subsidiary..........................................     1,822,000     2,176,000
  Allowance for loan losses.......................................       804,000       535,000
  Investment securities unrealized losses.........................        47,000       --
  Nonaccrual interest.............................................       335,000       --
  Other...........................................................       134,000       183,000
                                                                    ------------  ------------
Total gross deferred tax assets...................................     3,301,000     3,009,000
Less valuation allowance..........................................      (170,000)     (170,000)
                                                                    ------------  ------------
Deferred tax assets...............................................  $  3,134,000  $  2,839,000
                                                                    ------------  ------------
                                                                    ------------  ------------
Deferred tax liabilities:
  Fixed assets....................................................  $    127,000  $     58,000
  State franchise taxes...........................................        61,000       187,000
  Deferred loan fees..............................................       --             65,000
  Investment securities unrealized gain...........................       --            200,000
  Other...........................................................        79,000        36,000
                                                                    ------------  ------------
Total gross deferred tax liabilities..............................       267,000       546,000
                                                                    ------------  ------------
Net deferred tax assets...........................................  $  2,867,000  $  2,293,000
                                                                    ------------  ------------
                                                                    ------------  ------------

    A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes that the valuation allowance is sufficient to cover that portion that will not be fully realized.

    A reconciliation of the provision for income taxes to the statutory federal income tax rate follows:

                                                                         1996       1995       1994
                                                                       ---------  ---------  ---------
Statutory federal income tax rate....................................       34.0%      34.0%      34.0%
State franchise tax, net of federal income tax benefit...............        8.3        7.5        7.7
Tax-exempt interest income, net......................................       (2.7)     (17.7)      (3.0)
Housing tax credits..................................................        (.7)    --         --
Other................................................................       (2.2)       3.5         .1
Increase in valuation allowance for deferred tax assets..............         --       12.6     --
                                                                             ---  ---------  ---------
Effective income tax rate............................................       36.7%      39.9%      38.8%
                                                                             ---  ---------  ---------
                                                                             ---  ---------  ---------

                            CAPITAL CORP OF THE WEST

                         DECEMBER 31, 1996, 1995, 1994

NOTE 7:  LINES OF CREDIT

At December 31, 1996, the Company has available lines of credit with correspondent banks and the Federal Reserve Bank aggregating approximately $7,623,000 of which $105,000 were outstanding.

NOTE 8.  REGULATORY MATTERS

    The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below).

    First, a bank must meet a minimum Tier I (as defined in the regulations) capital ratio ranging from 3% to 5% based upon the bank's CAMEL (capital adequacy, asset quality, management, earnings and liquidity) rating.

    Second, a bank must meet minimum total risk-based capital to risk-weighted assets ratio of 8%. Risk-based capital and asset guidelines vary from Tier I capital guidelines by redefining the components of capital, categorizing assets into different risk classes, and including certain off-balance sheet items in the calculation of the capital ratio. The effect of the risk-based capital guidelines is that banks with high exposure will be required to raise additional capital while institutions with low risk exposure could, with the concurrence of regulatory authorities, be permitted to operate with lower capital ratios. In addition, a bank must meet minimum Tier I capital to average assets ratio of 4%.

    Management believes, as of December 31, 1996, that the Company and the Bank meet all capital adequacy requirements to which they are subject. As of December 31, 1996, the most recent notification, the Federal Deposit Insurance Corporation (FDIC) categorized the Bank as meeting the ratio test for a well capitalized bank under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Bank must meet the minimum ratios as set forth below. There are no conditions or events since that notification that management believes have changed the institution's classification.

                            CAPITAL CORP OF THE WEST

                         DECEMBER 31, 1996, 1995, 1994

NOTE 8.  REGULATORY MATTERS (CONTINUED)
    The Company's and Bank's actual capital amounts and ratios as of December 31, 1996 are as follows:

                                                                                                         TO BE WELL
                                                                                                         CAPITALIZED
                                                                                                        UNDER PROMPT
                                                                                                         CORRECTIVE
                                                                        FOR CAPITAL ADEQUACY PURPOSES:     ACTION
                                                                                                         PROVISIONS:
                                                                        ------------------------------  -------------
                                                      ACTUAL               AMOUNT           RATIO          AMOUNT
                                            --------------------------   (LESS THAN      (LESS THAN      (LESS THAN
CONSOLIDATED:                                  AMOUNT         RATIO     OR EQUAL TO)    OR EQUAL TO)    OR EQUAL TO)
------------------------------------------  -------------     -----     -------------  ---------------  -------------
As of December 31, 1996
Total capital (to risk weighted assets)...  $  23,670,000        11.2%  $  16,914,000           8.0%    $  21,142,000
Tier I capital (to risk weighted assets)..     21,043,000         9.6   $   8,407,000           4.0     $  12,686,000
Tier I capital (to average assets)........     21,043,000         8.2   $  10,293,000           4.0     $  12,868,000
                                                                                                 --
                                            -------------         ---   -------------                   -------------
The Bank:
As of December 31, 1996
Total capital (to risk weighted assets)...     19,007,000        10.2   $  14,965,000           8.0     $  18,707,000
Tier I capital (to risk weighted assets)..     16,667,000         8.9   $   7,483,000           4.0     $  11,224,000
Tier I capital (to average assets)........  $  16,667,000         7.3%  $   9,150,000           4.0%    $  11,438,000
                                                                                                 --
                                                                                                 --
                                            -------------         ---   -------------                   -------------
                                            -------------         ---   -------------                   -------------


                                                 RATIO
                                              (LESS THAN
CONSOLIDATED:                                OR EQUAL TO)
------------------------------------------  ---------------
As of December 31, 1996
Total capital (to risk weighted assets)...          10.0%
Tier I capital (to risk weighted assets)..           6.0
Tier I capital (to average assets)........           5.0

                                                     ---
The Bank:
As of December 31, 1996
Total capital (to risk weighted assets)...          10.0
Tier I capital (to risk weighted assets)..           6.0
Tier I capital (to average assets)........           5.0%

                                                     ---
                                                     ---

NOTE 9.  COMMITMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT
RISK

    At December 31, 1996, the Company has operating lease rental commitments for remaining terms of one to ten years. The Company has options to renew one of its leases for a period of 15 years. The minimum future commitments under noncancellable lease agreements having terms in excess of one year at December 31, 1996 aggregates approximately $2,469,000 as follows:

       1997: $451,000 1998: $427,000 1999: $385,000 2000: $323,000 2001:
       $171,000

       Thereafter: $712,000 = $2,469,000

    Rent expense was approximately $391,000, $272,000, and $248,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Effective July 15, 1995 the Company entered into an agreement to relocate its existing administrative office and an existing branch in downtown Merced to a new facility in downtown Merced. Construction began in the summer of 1996 and is expected to be complete in late summer of 1997. The estimated construction cost of the new 29,000 square foot facility including a parking structure is estimated at approximately $4.7 million. In conjunction with the construction of the facility, the Merced Redevelopment Agency has provided the Bank with an interest-free loan in the amount of $3.0 million. The loan matures on August 31, 1997. It is anticipated that upon completion of the facility, a permanent mortgage loan will be obtained from an unaffiliated lender.

    In addition, the Company has a loan with an unaffiliated lender with an outstanding balance of $791,000 as of December 31, 1996. The loan matures in July of 1998. The loan was related to the cash portion of the purchase of the Thrift.

    At December 31, 1996 the aggregate maturities for time deposits in excess of one year are as follows:

       1997: $10,263,000 1998: $863,000 1999: $417,000 2000: --- 2001: ---- =
       $11,543,000

    In the ordinary course of business, the Company enters into various types of transactions which involve financial instruments with off-balance sheet risk. These instruments include commitments to

                            CAPITAL CORP OF THE WEST

                         DECEMBER 31, 1996, 1995, 1994

NOTE 9. COMMITMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK (CONTINUED) extend credit and standby letters of credit and are not reflected in the accompanying balance sheet. These transactions may involve, to varying degrees, credit and interest risk in excess of the amount, if any, recognized in the balance sheet.

    The Company's off-balance sheet credit risk exposure is the contractual amount of commitments to extend credit and standby letters of credit. The Company applies the same credit standards to these contracts as it uses in its lending process. Additionally, commitments to extend credit and standby letters of credit bear similar credit risk characteristics as outstanding loans (see note 10).

DECEMBER 31,                                                         1996           1995
---------------------------------------------------------------  -------------  -------------
Financial instruments whose contractual amount represents risk:
Commitments to extend credit...................................  $  46,159,000  $  28,321,000
Standby letters of credit......................................      3,231,000      2,465,000
                                                                 -------------  -------------
                                                                 -------------  -------------

    Commitments to extend credit are agreements to lend to customers. These commitments have specified interest rates and generally have fixed expiration dates but may be terminated by the Company if certain conditions of the contract are violated. Although currently subject to drawdown, many of these commitments are expected to expire or terminate without funding. Therefore, the total commitment amounts do not necessarily represent future cash requirements. Collateral held relating to these commitments varies, but may include securities, equipment, inventory and real estate.

    Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of the customer to a third party.

    The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held for standby letters of credit is based on an individual evaluation of each customer's credit worthiness, but may include cash, equipment, inventory and securities.

NOTE 10.  CONCENTRATIONS OF CREDIT RISK

    The Bank's business activity is with customers located primarily within Merced and Stanislaus and Tuolomne counties. The Bank specializes in real estate, real estate construction, commercial and dairy lending. Although the Bank has a diversified loan portfolio, a significant portion of its customers' ability to repay loans is dependent upon economic factors affecting residential real estate, construction, dairy, agribusiness and consumer goods retailing. Generally, loans are secured by various forms of collateral. The Bank's loan policy requires sufficient collateral be secured as necessary to meet the Bank's relative risk criteria for each borrower. The Bank's collateral consists primarily of real estate, dairy cattle, accounts receivable, inventory, equipment and marketable securities. A small portion of the Bank's loans are not supported by specific collateral but rather by the general financial strength of the borrower.

    The Thrift's business activity is with customers located primarily within Stanislaus, Fresno and Tulare counties. The Thrift specializes in direct consumer loans and the purchase of financing contracts principally from automobile dealerships and furniture stores. Generally, loans are secured by various forms of collateral. The Thrift's collateral consists primarily of automobiles and flooring inventory. A small portion of the Thrift's loans are not supported by specific collateral but rather by the general financial strength of

                            CAPITAL CORP OF THE WEST

                         DECEMBER 31, 1996, 1995, 1994

NOTE 10. CONCENTRATIONS OF CREDIT RISK (CONTINUED) the borrower. In addition the contracts are purchased from the dealers with recourse to the dealer and dealer reserves are established for each borrower.

    Although the slowdown in the real estate market has been a factor in the local economy for the last several years and has played a role in reducing economic growth in California, it is management's opinion that the underlying strength and diversity of the Central Valley's economy should mitigate a severe deterioration in the borrowers' ability to repay their obligations to the Company.

NOTE 11.  EMPLOYEE BENEFIT PLANS

    The Company has a noncontributory employee stock ownership plan ("ESOP") and an employee savings plan covering substantially all employees. During 1996, 1995, and 1994, the Company contributed approximately $114,000, $100,000, and $101,000, respectively, to the ESOP and $38,000, $27,000, and $30,000, respectively, to the employee savings plan.

    Under provisions of the ESOP, the Company can make discretionary contributions to be allocated based on eligible individual annual compensation, as approved by the Board of Directors. Contributions to the ESOP are recognized as compensation expense. For the years December 31, 1996, 1995, and 1994, the ESOP owned 106,247, 95,263, and 86,899 shares, respectively. ESOP shares are included in the weighted average number of shares outstanding for earnings per share computations.

    The employee savings plan allowed participating employees to contribute up to $9,500 in 1996. The Company will match 25% of the employees' elective contribution, as defined, not to exceed 6% of eligible annual compensation.

NOTE 12.  STOCK OPTION PLAN

    During 1992, shareholders approved the adoption of an incentive stock option plan for bank management and a nonstatutory stock option plan for directors. The maximum number of shares issuable under the plans was 126,000. Options are available for grant under the plans at prices that approximate fair market value at the date of grant. Options granted under both plans become exercisable 25% at the time of grant and 25% each year thereafter and expire 10 years from the date of grant. In 1995, shareholders

                            CAPITAL CORP OF THE WEST

                         DECEMBER 31, 1996, 1995, 1994

NOTE 12.  STOCK OPTION PLAN (CONTINUED)
approved an amendment to the stock option plans increasing the number of authorized but unissued shares available for future grant of the Company's common stock.

                                                    SHARES
                                                 AVAILABLE FOR     OPTIONS       EXERCISE
                                                     GRANT       OUTSTANDING  PRICE PER SHARE
                                                ---------------  -----------  ---------------
Balance, December 31, 1994....................        21,122        130,708   $   8.10-$14.13
Additional shares added to plan...............       148,170
Options granted...............................       (29,000)        29,000   $  12.25-$13.50
Options exercised.............................        --             (1,500)           $ 9.90
Stock dividend declared.......................        24,494         20,506         --
                                                     -------     -----------  ---------------
Balance, December 31, 1995....................       163,886        179,614   $   8.10-$13.86
Options granted...............................       (29,500)        29,500   $  12.63-$14.00
Options exercised.............................        --            (20,739)  $   9.90-$12.25
Stock dividend declared.......................         6,844          9,294         --
                                                     -------     -----------  ---------------
Balance, December 31, 1996....................       141,230        197,669   $   8.10-$14.00
                                                     -------     -----------  ---------------
                                                     -------     -----------  ---------------

    At December 31, 1996, options for 156,310 shares were exercisable at prices varying from $8.10 to $14.00 per share. The exercise price per share has been adjusted for stock dividends in periods in which the exercise price exceeded the then current fair market value.

    The per share weighted-average fair value of stock options granted during 1996 and 1995 was $8.59 and $5.24 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:
1995-1996--an expected dividend yield of 0%; a risk-free interest rate of 5.48% and 6.31% respectively; and an expected life of 7 years.

    The Company applies APB Opinion No. 25 in accounting for its plan and, accordingly, no compensation cost has been recognized for its stock options in the accompanying consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                            1996         1995                          1996         1995
                        ------------  ----------                   ------------  ----------
Net income As
  reported............  $  2,009,000  $  335,000  Pro forma......  $  1,857,000  $  250,000
Net income per share
  As reported.........  $       1.27  $      .24  Pro forma......  $       1.17  $      .19
                        ------------  ----------                   ------------  ----------
                        ------------  ----------                   ------------  ----------

    Pro forma net income reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of ten years and compensation cost for options granted prior to January 1, 1995 is not considered.

                            CAPITAL CORP OF THE WEST

                         DECEMBER 31, 1996, 1995, 1994

NOTE 13:  SUPPLEMENTARY CASH FLOW INFORMATION

    For the years ended December 31, 1996, 1995 and 1994, the Company paid interest of $6,244,000, $5,678,000, and $3,906,000 and income taxes of
$1,126,000, $1,471,000, and $1,242,000, respectively.

NOTE 14:  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Financial Assets:

    Cash and cash equivalents: For these assets, the carrying amount is a reasonable estimate for fair value.

    Investments: Fair values for investment securities available-for-sale are the amounts reported on the consolidated balance sheets and investment securities held-to-maturity are based on quoted market prices where available. If quoted market prices were not available, fair values were based upon quoted market prices of comparable instruments.

    Net loans: The fair value of loans is estimated by utilizing discounted future cash flow calculations using the interest rates currently being offered for similar loans to borrowers with similar credit risks and for the remaining or estimated maturities considering pre-payments. The carrying value of loans are net of the allowance for possible loan losses and unearned loan fees.

    Loans held for sale: The fair value of loans held for sale is the carrying value as the loans are under commitments to be sold at carrying value.

Financial Liabilities:

    Deposits: The fair values disclosed for deposits generally paid upon demand (i.e., noninterest-bearing and interest-bearing demand, savings and money market accounts) are considered equal to their respective carrying amounts as reported on the consolidated balance sheets. The fair value of fixed rate certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

    Borrowings: For these instruments, the fair value is estimated using rates currently available for similar loans with similar credit risk and for the remaining maturities.

    Commitments to extend credit and standby letters of credit: The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit-worthiness of the counter parties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counter parties at the reporting date.

    Fair values for financial instruments are management's estimates of the values at which the instruments could be exchanged in a transaction between willing parties. These estimates are subjective and may vary significantly from amounts that would be realized in actual transactions. In addition, other significant assets are not considered financial assets including, any mortgage banking operations, deferred tax assets,

                            CAPITAL CORP OF THE WEST

                         DECEMBER 31, 1996, 1995, 1994

NOTE 14: FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) and premises and equipment. Further, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in any of these estimates.

1996                                                         CARRYING AMOUNT     FAIR VALUE
-----------------------------------------------------------  ----------------  --------------
Financial assets:
Cash and cash equivalents..................................   $   16,717,000   $   16,717,000
Investment securities:
Available-for-sale.........................................       43,378,000       43,378,000
Net loans..................................................      180,455,000      180,259,000
Mortgage loans held for sale...............................          880,000          880,000
                                                             ----------------  --------------
Financial Liabilities:
Deposits:
Noninterest-bearing demand.................................       39,157,000       39,157,000
Interest-bearing demand....................................       34,303,000       34,303,000
Savings and money market...................................      111,285,000      111,285,000
Time deposits..............................................       53,600,000       53,753,000
Borrowings.................................................   $    3,896,000   $    3,575,000
                                                             ----------------  --------------

                                                                     CONTRACT AMOUNT
                                                             --------------------------------
Off-balance sheet:
Commitments................................................   $   46,159,000   $    4,615,900
Standby letters of credit..................................        3,231,000           32,300
                                                             ----------------  --------------
                                                             ----------------  --------------

1995                                                         CARRYING AMOUNT     FAIR VALUE
-----------------------------------------------------------  ----------------  --------------
Financial assets:
Cash and cash equivalents..................................   $   18,967,000   $   18,967,000
Investment securities:
Available-for-sale.........................................       45,302,000       45,302,000
Net loans..................................................      132,035,000      131,708,000
Mortgage loans held for sale...............................          501,000          501,000
                                                             ----------------  --------------
Financial Liabilities:
Deposits:
Noninterest-bearing demand.................................       39,726,000       39,726,000
Interest-bearing demand....................................       29,019,000       29,019,000
Savings and money market...................................       95,537,000       95,537,000
Time deposits..............................................       28,319,000       28,559,000
Borrowings.................................................   $      106,000   $      106,000
                                                             ----------------  --------------

                            CAPITAL CORP OF THE WEST

                         DECEMBER 31, 1996, 1995, 1994

NOTE 14:  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

                                                                     CONTRACT AMOUNT
                                                             --------------------------------
Off-balance sheet:
Commitments................................................   $   28,321,000   $    2,832,100
Standby letters of credit..................................        2,465,000           24,600
                                                             ----------------  --------------
                                                             ----------------  --------------

NOTE 15:  DERIVATIVE FINANCIAL INSTRUMENTS

    As of December 31, 1996 and 1995 the Company had no off-balance sheet derivative financial instruments. The Company held one step-up bond, considered a structured note, with a fair market value of $497,000 as of December 31, 1995 which matured during 1996. The Company held no derivative instruments as of December 31, 1996.

NOTE 16:  PARENT COMPANY ONLY FINANCIAL INFORMATION

    This information should be read in conjunction with the other notes to the consolidated financial statements. The parent company was formed November 1, 1995. During the year ended December 31, 1996, the Bank paid the Company $100,000 in cash dividends and the Thrift paid the Company $825,000 in cash dividends. The following is the condensed balance sheet of the Company as of December 31, 1996 and the condensed statement of income and cash flows for the year ended December 31, 1996:

CONDENSED BALANCE SHEETS (IN THOUSANDS)                                     1996       1995
------------------------------------------------------------------------  ---------  ---------
Cash deposited in subsidiary bank.......................................  $     159  $      51
Investment in subsidiary, County Bank...................................     16,574     14,968
Investment in subsidiary, Town & Country................................      5,061     --
Investment in subsidiary, Capital West Group............................         81     --
Other assets............................................................         98        107
                                                                          ---------  ---------
Total Assets............................................................  $  21,973  $  15,126
                                                                          ---------  ---------
                                                                          ---------  ---------
Accrued expenses and other liabilities..................................  $     999  $      33
Stockholders' equity....................................................     20,974     15,093
                                                                          ---------  ---------
Total liabilities and stockholders' equity..............................  $  21,973  $  15,126
                                                                          ---------  ---------
                                                                          ---------  ---------

CONDENSED STATEMENTS OF INCOME (IN THOUSANDS)                                    1996       1995
-----------------------------------------------------------------------------  ---------  ---------
Equity in undistributed income of subsidiary.................................  $   2,094  $     335
Expenses.....................................................................         85     --
Net income...................................................................  $   2,009  $     335
                                                                               ---------  ---------
                                                                               ---------  ---------

                            CAPITAL CORP OF THE WEST

                         DECEMBER 31, 1996, 1995, 1994

NOTE 16:  PARENT COMPANY ONLY FINANCIAL INFORMATION (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS (IN THOUSANDS)                                1996       1995
-----------------------------------------------------------------------------  ---------  ---------
Net cash used by operating activities........................................  $    (712) $     (74)
Net cash (used)/provided by investing activities.............................       (233)       125
Net cash provided by financing activities....................................      1,053     --
Net increase in cash.........................................................        108         51
Cash at the beginning of the year............................................         51     --
Cash at the end of the year..................................................  $     159  $      51
                                                                               ---------  ---------
                                                                               ---------  ---------

NOTE 17:  PROSPECTIVE ACCOUNTING PRONOUNCEMENTS

    In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Management of the Company does not expect that adoption of SFAS No. 125 will have a material impact on the Company's financial position, results of operations, or liquidity.

                            CAPITAL CORP OF THE WEST

                       CONSOLIDATED STATEMENTS OF INCOME

                                  (UNAUDITED)

                                                                                    THREE MONTHS ENDED
                                                                               3/31/97              3/31/96
                                                                         -------------------  -------------------
                                                                         (IN THOUSANDS EXCEPT FOR PER SHARE DATA)
Interest Income
  Interest and fees on loans...........................................       $   4,687            $   3,419
  Interest on investment securities
    Taxable............................................................             810                  716
    Non-taxable........................................................              59                   59
Interest on federal funds sold.........................................              45                   56
                                                                                 ------               ------
  Total Interest Income................................................           5,601                4,250

Interest Expense
  Deposits
    Negotiable orders of withdrawal....................................              78                   64
    Savings............................................................           1,122                1,036
    Time, under $100,000...............................................             693                  306
    Time, $100,000 and over............................................             106                   94
  Other................................................................              73                   12
                                                                                 ------               ------
    Total Interest Expense.............................................           2,072                1,512

Net Interest Income....................................................           3,529                2,738
Provision for loan losses..............................................             240                  160
                                                                                 ------               ------
Net Interest income after provision for loan losses....................           3,289                2,578
Other Income
  Service charges on deposit accounts..................................             337                  281
  Income from real estate held for sale or development.................               7                    8
  Other................................................................             390                  282
                                                                                 ------               ------
    Total Other Income.................................................             734                  571

Other Expenses
  Salaries and related benefits........................................           1,544                1,186
  Premises and occupancy...............................................             279                  157
  Equipment............................................................             287                  232
  Professional fees....................................................             141                  141
  Marketing............................................................             159                   90
  Other................................................................             830                  547
                                                                                 ------               ------
    Total Other Expenses...............................................           3,240                2,353

  Income before income taxes...........................................             783                  796
  Provision for income taxes...........................................             270                  295
                                                                                 ------               ------
  Net Income...........................................................             513                  501
                                                                                 ------               ------
                                                                                 ------               ------
  Net Income Per Share.................................................       $    0.20            $    0.24
                                                                                 ------               ------
                                                                                 ------               ------

                            See accompanying notes.

                            CAPITAL CORP OF THE WEST

                          CONSOLIDATED BALANCE SHEETS

                                  (UNAUDITED)

                                                                                3/31/97     12/31/96    3/31/96
                                                                               ----------  ----------  ----------
                                                                                         (IN THOUSANDS)
Assets
Cash and noninterest-bearing deposits in other banks.........................  $   17,967  $   12,982  $   18,783
Federal funds sold...........................................................      --           3,735      --
Time deposits at other financial institutions................................       1,288       3,101      --
Investment securities:
  Available-for-sale securities, at fair value...............................      46,046      43,378      44,199
  Held-to-maturity securities at amortized cost, market value of $11,058,000
    at March 31, 199 ........................................................      11,456      --          --
Mortgage loans held for sale.................................................      --             880       2,315
Loans, net of allowance for loan losses of $2,674,000 at March 31, 1997,
  $2,792,000 at December 31, 1996 and $1,860,000 at March 31, 1996...........     185,381     180,455     136,483
Interest receivable..........................................................       1,985       1,879       1,830
Premises and equipment, net..................................................       8,095       6,266       4,333
Other assets.................................................................      13,666      13,313       6,568
                                                                               ----------  ----------  ----------
  Total assets...............................................................  $  285,884  $  265,989  $  214,512
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Liabilities
Deposits:
  Noninterest-bearing demand.................................................  $   35,179  $   39,157  $   34,979
  Negotiable orders of withdrawal............................................      35,002      34,303      27,388
  Savings....................................................................     111,903     111,285     101,220
  Time, under $100,000.......................................................      51,082      46,990      23,959
  Time, $100,000 and over....................................................      14,280       6,610       6,943
                                                                               ----------  ----------  ----------
    Total Deposits...........................................................     247,446     238,345     194,499

Federal funds purchased and securities sold
  under agreements to repurchase.............................................       5,870      --           3,000
Short-term borrowings........................................................       1,083         110      --
Long-term borrowings.........................................................       5,435       1,535         106
Accrued interest, taxes and other liabilities................................       4,381       5,025       1,664
                                                                               ----------  ----------  ----------
  Total liabilities..........................................................     264,215     245,015     199,269
Shareholders' Equity
Preferred stock, no par value; 15,000,000 shares authorized; none
  outstanding................................................................      --          --          --
Common stock, no par value; 30,000,000 shares authorized; 2,606,478 issued and outstanding at March 31, 1997; 2,581,822 issued and outstanding at
  December 31, 1996 and 2,003,747 issued and outstanding at March 31, 1996...      15,592      15,321       9,880
Retained earnings............................................................       6,239       5,722       5,413
Investment securities unrealized losses, net.................................        (162)        (69)        (50)
                                                                               ----------  ----------  ----------
Total Shareholders' Equity...................................................      21,669      20,974      15,243
                                                                               ----------  ----------  ----------
Total Liabilities and Shareholders' Equity...................................  $  285,884  $  265,989  $  214,512
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

                            See accompanying notes.

                            CAPITAL CORP OF THE WEST

                     STATEMENTS OF CONSOLIDATED CASH FLOWS

                                  (UNAUDITED)

                                                                                   3 MONTHS ENDED  3 MONTHS ENDED
                                                                                      3/31/97         3/31/96
                                                                                   --------------  --------------
                                                                                           (IN THOUSANDS)
Operating activities:
Net income.......................................................................    $      513      $      501
Adjustments to reconcile net income to net cash provided by operating activities:
  Provision for loan losses......................................................           240             160
  Depreciation, amortization and accretion, net..................................           281             367
  Provision (benefit) for deferred income taxes..................................           (65)         --
  Gain on sale of premises and equipment.........................................        --                 (80)
Net (increase) decrease in interest receivable and other assets..................          (415)            161
Net decrease (increase) in mortgage loans held for sale..........................           880          (1,814)
Net increase in deferred loan fees...............................................            67              61
Net increase in accrued interest payable and other liabilities...................         1,606           3,431
                                                                                   --------------  --------------
Net cash provided by operating activities........................................         3,907           2,787
Investing activities:
  Investment security purchases..................................................       (17,788)         (7,699)
  Proceeds from maturities of investment securities..............................         2,899           5,040
  Proceeds from sales of investment securities...................................         2,519           3,202
  Proceeds from sales of commercial and real estate loans........................           205             591
  Net increase in loans..........................................................        (5,428)         (5,185)
  Purchases of premises and equipment............................................        (2,051)           (369)
  Construction of real estate held for sale or development.......................           (72)           (369)
                                                                                   --------------  --------------
Net cash (used) by investing activities..........................................       (19,716)         (4,789)
Financing activities:
  Net decrease in demand, NOW and savings deposits...............................        (2,661)           (695)
  Net increase in certificates of deposit........................................        11,762           2,593
  Net increase in other borrowings...............................................         8,493          --
  Issued shares for benefit plan purchases.......................................           176          --
  Exercise of stock options......................................................            99              11
                                                                                   --------------  --------------
Net cash provided by financing activities........................................        17,869           1,909
Net increase (decrease) in cash and cash equivalents.............................         1,250             (93)
Cash and cash equivalents at beginning of year...................................        16,717          18,967
                                                                                   --------------  --------------
Cash and cash equivalents at end of quarter......................................    $   17,967      $   18,874
                                                                                   --------------  --------------
                                                                                   --------------  --------------
Supplemental Disclosure of noncash investing and financing activities:
  Investment securities unrealized losses........................................          (152)            362

                            See accompanying notes.

                            CAPITAL CORP OF THE WEST

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              MARCH 31, 1997, DECEMBER 31, 1996 AND MARCH 31, 1996

                                  (UNAUDITED)

    GENERAL-COMPANY Capital Corp of the West (the "Company" or "Capital Corp") is a bank holding company incorporated under the laws of the State of California on April 26, 1995. On November 1, 1995, the Company became registered as a bank holding company, and is the holder of all of the capital stock of Country Bank (the "Bank") and all of the capital stock of Town and Country Finance and Thrift (the "Thrift"). During 1996 the Company formed Capital West Group, a new subsidiary that engages in the financial institution advisory business. The Company's primary asset is the Bank and the Bank is the Company's primary source of income. The Company's securities consist of 30,000,000 shares of Common Stock , no par value and 10,000,000 shares of Preferred Stock. As of March 31, 1997 there were 2,606,478 common shares outstanding, held of record by approximately 1,175 shareholders. There were no preferred shares outstanding at March 31, 1997. The Bank has two wholly owned subsidiaries, Merced Area Investment & Development, Inc. ("MAID") and County Asset Advisors ("CAA"). CAA is currently inactive. All references herein to the "Company" include the Bank, and the Bank's subsidiaries, Capital West Group and the Thrift, unless the context otherwise requires.

    GENERAL-BANK The Bank was organized on August 1, 1977, as County Bank of Merced, a California state banking corporation. The Bank commenced operations on December 22, 1977. In November 1992, the Bank changed its legal name to County Bank. The Bank's securities consist of one class of Common Stock, no par value and is wholly owned by the Company. The Bank's deposits are insured under the Federal Deposit Insurance Act, by the Federal Deposit Insurance Corporation ("FDIC") up to applicable limits stated therein. Like most state-chartered banks of its size in California, it is not a member of the Federal Reserve System.

    GENERAL-THRIFT The Company acquired the Thrift on June 28, 1996 for a combination of cash and stock with an aggregate value of approximately $5.8 million. The Thrift is an industrial loan company with four offices. It specializes in direct loans to the public and the purchase of financing contracts principally from automobile dealerships and furniture stores. It was originally incorporated in 1957. Its deposits (technically known as investment certificate or certificates of deposit rather than deposits) are insured by the FDIC up to applicable limits.

    BANK'S INDUSTRY & MARKET AREA The Bank engages in general commercial banking business primarily in Merced, Tuolomne and Stanislaus Counties. The Bank has nine branch offices: two in Merced with the branch located in north Merced currently designated as the head office, and offices in Atwater, Turlock, Hilmar, Sonora, Los Banos, and two offices in Modesto opened in late 1996. The Company's administrative headquarters are located in three separate suites in the same office complex. The administrative facilities also provides accommodations for the activities of Merced Area Investment and Development ("MAID"), the Bank's wholly owned real estate development subsidiary and Capital West Group. Although approved to be a full service branch banking office, the administrative headquarters facility is presently used solely as the Company's corporate headquarters. Effective July 15, 1995 the Company entered into an agreement to relocate its existing administrative office and an existing branch in downtown Merced to a new facility in downtown Merced. Construction began in the summer of 1996 and is expected to be complete in late summer of 1997. The estimated construction cost of the new 29,000 square foot facility including a parking structure is estimated at approximately $4.7 million. In conjunction with the construction of the facility, the Merced Redevelopment Agency has provided the Company with an interest-free loan in the amount of $3.0 million. The loan matures on July 8, 1997. It is anticipated that upon completion of the facility, a permanent mortgage loan will be obtained from an unaffiliated lender. The Thrift engages in general consumer lending business primarily in Stanislaus, Fresno and Tulare Counties from its main office in Turlock; and branch offices located in Modesto, Visalia, and Fresno.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON, OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE AN REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING BEING MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ITS MANAGEMENT OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THEN THE SHARES TO WHICH IT RELATES, OR AN OFFER OF SUCH SHARES TO A PERSON IN ANY STATE OR OTHER JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    2
Risk Factors..............................................................   11
Use of Proceeds...........................................................   16
Price Range of Common Stock...............................................   17
Dividend Policy...........................................................   17
Capitalization............................................................   18
Branch Acquisition........................................................   20
Unaudited Pro Forma Combined Financial Information........................   22
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   26
Business of Capital Corp of the West......................................   41
Management................................................................   59
Regulation and Supervision................................................   63
Description of Capital Stock..............................................   69
Underwriting..............................................................   70
Experts...................................................................   72
Legal Matters.............................................................   72
Available Information.....................................................   72
Information Incorporated by Reference.....................................   73
Index to Financial Statements.............................................  F-1

                                        SHARES

                            CAPITAL CORP OF THE WEST

                                  COMMON STOCK
                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                  SUTRO & CO.
                                  INCORPORATED

                               JULY       , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All the amounts are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC registration fee..............................................  $   5,940
NASD filing fee...................................................      2,455
Nasdaq National Market listing fee................................      *
Registrar and transfer agent fees.................................      5,000
Printing and distribution.........................................     75,000
Legal fees and expenses...........................................      *
Accounting fees and expenses......................................     33,000
Miscellaneous.....................................................     32,000
                                                                    ---------
Total.............................................................  $ 400,000
                                                                    ---------
                                                                    ---------

------------------------

*   To be provided by amendment.

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

    Section 317 of the California General Corporation Law permits indemnification of directors, officers and employees of corporations under certain conditions and subject to certain limitations. Article VI of the Articles of Incorporation of the Registrant contains provisions limiting the monetary liability of directors for breaches of the duty of care. Article VII of the Articles of Incorporation of the Registrant contains provisions for the indemnification of directors, officers and employees to the fullest extent permitted, and in excess of that authorized, under Section 317. In addition, the registrant maintains officers' and directors' liability insurance for an annual aggregate maximum of $2,000,000.

    The Registrant's Articles of Incorporation authorize the Registrant, by bylaw, agreement or otherwise, to provide for indemnification of its agents, including directors and officers, in excess of that expressly permitted by
Section 317 of the California Corporations Code. California law provides that rights to indemnification and advancement of expenses need not be limited to those expressly provided by statute. As a result, under the Registrants' Articles of Incorporation, the Registrant would be permitted to indemnify its directors, executive officers, employees and agents, within the limits established by law and public policy, pursuant to an express contract, bylaw or charter provision, stockholder vote, or otherwise.

    The Registrant's Bylaws provide that a director and officer of the company who was or is made a party to, or is involved in, any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant (or was serving at the request of the Registrant as a director, officer or employee of another entity) shall be indemnified and held harmless by the Registrant, to the fullest extent authorized by California law, against all expenses and liabilities actually and reasonably incurred by such person in connection with any investigation, lawsuit or other proceeding. They also provide that a director or officer is entitled to have the Registrant pay his or her expenses incurred in defending such a claim in advance of final disposition of the claim, subject to receipt of an underwriting to repay such expenses if it is ultimately determined that the director or officer is not entitled to be indemnified. The Registrant's Bylaws also provide for permissive, rather than mandatory, indemnification by the Registrant of employees and agents (other than directors and officers) in similar circumstances, but without any provision for paying expenses of defending a claim in advance of final disposition of the claim.

    The Registrant's Bylaws provide that all rights to indemnification shall be enforceable as contract rights. Repeal or modification of the Registrant's Bylaw provision would only be effective on a prospective basis and would not affect rights to indemnification and advancement of expenses in effect at the time of any such repeal or modification. Indemnification under any contract or agreement entered into between the Registrant and its directors and executive officers would likewise not be affected by the repeal or modification of the Registrant's Articles of Incorporation.

    Some of the Registrant's officers and directors have entered into indemnification agreements with the Registrant. The indemnification agreements provide for partial indemnification of costs and expenses in the event the indemnified party is not entitled to full indemnification under the terms of the indemnification agreements. Section 317 does not address this issue. It does, however, provide that to the extent an indemnified party is successful on the merits, he is entitled to indemnification. The indemnification agreements incorporate future change in the laws that increase the protection to the indemnitee. Such changes apply to the Registrant without further shareholder approval and may further impair shareholders' rights or subject the Registrant's assets to the risk of loss in the event of large indemnification claims. An indemnification agreement may not be amended without the consent of the person who is protected by it.

    The Underwriting Agreement, to be filed as Exhibit 1.1 hereto, will contain certain provisions relating to indemnification.

    See also the undertakings set out in response to Item 17 herein.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits.

 EXHIBITS                                        DESCRIPTION OF EXHIBITS
-----------  ------------------------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement..................................................................           (1)

       2.1   Branch Purchase and Assumption Agreement dated June 25, 1997, between County Bank and Bank of
               America.......................................................................................

       5.1   Form of opinion of McCutchen, Doyle, Brown & Enersen, LLP.......................................

      10.1   Lease Agreement for Downtown Merced Branch (filed as exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and incorporated herein by reference).

      10.2   Lease Agreement for Administrative Offices (filed as exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and incorporated herein by reference).

      10.3   Lease Agreement for Los Banos Branch (filed as exhibit 10.3 to the Company's Annual Report on
               Form 10-K for the year ended December 31, 1995 and incorporated herein by reference).

      10.4   Architectural Agreement for Administrative Office (filed as exhibit 10.4 to the Company's Annual
               Report on Form 10-K for the year ended December 31, 1995 and incorporated herein by reference).

      10.5   Lease Agreement for Sonora Branch (filed as exhibit 10.5 to the Company's Annual Report on Form
               10-K for the year ended December 31, 1995 and incorporated herein by reference).

      10.6   1992 Stock Option Plan (filed as exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and incorporated herein by reference).

 EXHIBITS                                        DESCRIPTION OF EXHIBITS
-----------  ------------------------------------------------------------------------------------------------
      10.7   Agreement and Plan of Acquisition dated as of March 22, 1996, between the Company and Town &
               Country Finance and Thrift Company (filed as exhibit 2.1 to the Company's Registration
               Statement on Form S-4 filed on April 3, 1996 (Registration No. 333-03174) and incorporated herein by reference).

      10.8   Employment Agreement between Thomas T. Hawker and County Bank (filed as exhibit 10 to the
               Company's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference).

      11     Statement re computation of earnings per share, included in Note 1 of the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December
               31, 1996 and incorporated herein by reference.

      13.1   The Company's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated herein by reference.

      13.2   The Company's 1996 Annual Report to Shareholders, included in its Annual Report on Form 10-K for the year ended December 31, 1996, and incorporated herein by reference.

      13.3   The Company's Quarterly Report to Shareholders on Form 10-Q for the period ended March 31, 1997, and incorporated herein by reference.

      21     List of significant subsidiaries of the Company.................................................

      23.1   Consent of KPMG Peat Marwick LLP................................................................

      23.2   Consent of McCutchen, Doyle, Brown & Enersen, LLP (included in their opinion filed as Exhibit
               5.1).

      24.1   Power of Attorney (follows signature page)

------------------------

(1) To be provided by amendment

    (b) Financial Statement Schedules.

    Not applicable.

ITEM 17. UNDERTAKINGS.

    1. The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    2.  The undersigned Registrant hereby undertakes that:

        (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

        (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    3. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to its Articles and Bylaws, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of the Registrant in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Merced, State of California, on July 11, 1997.

                                           CAPITAL CORP OF THE WEST
                                                 (Registrant)

                                By              /s/ THOMAS T. HAWKER
                                     -----------------------------------------
                                                  Thomas T. Hawker
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

     DATE                              SIGNATURE                                          TITLE
---------------  ------------------------------------------------------  ----------------------------------------

                                  /s/ THOMAS T. HAWKER                   President and Chief Executive Officer
July 11, 1997         -------------------------------------------          and Director (Principal Executive
                                    Thomas T. Hawker                       Officer)

                                   /s/ JANEY E. BOYCE                    Senior Vice President and Chief
July 11, 1997         -------------------------------------------          Financial Officer (Principal Financial
                                     Janey E. Boyce                        and Accounting Officer)

                                   /s/ LLOYD H. AHLEM
July 11, 1997         -------------------------------------------        Director
                                     Lloyd H. Ahlem

                                 /s/ DOROTHY L. BIZZINI
July 11, 1997         -------------------------------------------        Director
                                   Dorothy L. Bizzini

                                 /s/ JERRY E. CALLISTER
July 11, 1997         -------------------------------------------        Director
                                   Jerry E. Callister

                                  /s/ JACK F. CAUWELS
July 11, 1997         -------------------------------------------        Director
                                    Jack F. Cauwels

     DATE                              SIGNATURE                                          TITLE
---------------  ------------------------------------------------------  ----------------------------------------

                                    /s/ JOHN FAWCETT
July 11, 1997         -------------------------------------------        Director
                                      John Fawcett

                                   /s/ ROBERT E. HOLL
July 11, 1997         -------------------------------------------        Director
                                     Robert E. Holl

                                 /s/ BERTYL W. JOHNSON
July 11, 1997         -------------------------------------------        Director
                                   Bertyl W. Johnson

                                    /s/ TAPAN MUNROE
July 11, 1997         -------------------------------------------        Director
                                      Tapan Munroe

                                 /s/ JAMES W. TOLLADAY
July 11, 1997         -------------------------------------------        Director
                                   James W. Tolladay

                      -------------------------------------------
June   , 1997                     Thomas Van Groningen                   Director

                               POWER OF ATTORNEY

    Know all men by these presents that the undersigned does hereby make, constitute and appoint Thomas T. Hawker or Janey E. Boyce as the true and lawful attorney-in-fact of the undersigned, with full power of substitution and revocation, for and in the name, place and stead of the undersigned, to execute and deliver the Registration Statement on Form S-2, and any and all amendments thereto, including without limitation pre-effective and post-effective amendments thereto; such Form S-2 and each such amendment to be in such form and to contain such terms and provisions as said attorney or substitute shall deem necessary or desirable; giving and granting unto said attorney, or to such person as in any case may be appointed pursuant to the power of substitution herein given, full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or, in the opinion of said attorney or substitute, able to be done in such matter as the undersigned might or could do if personally present, hereby ratifying and confirming all that said attorney or such substitute shall lawfully do or cause to be done by virtue hereof.

    In witness whereof, the undersigned has duly executed this Power of Attorney.

Dated: June 17, 1997                                        /s/ LLOYD H. AHLEM
                                               --------------------------------------------
                                                              Lloyd H. Ahlem

Dated: June 20, 1997                                      /s/ DOROTHY L. BIZZINI
                                               --------------------------------------------
                                                            Dorothy L. Bizzini

Dated: June 18, 1997                                      /s/ JERRY E. CALLISTER
                                               --------------------------------------------
                                                            Jerry E. Callister

Dated: June 17, 1997                                        /s/ JACK F. CAUWELS
                                               --------------------------------------------
                                                              Jack F. Cauwels

Dated: June 17, 1997                                         /s/ JOHN FAWCETT
                                               --------------------------------------------
                                                               John Fawcett

Dated: June 17, 1997                                        /s/ ROBERT E. HOLL
                                               --------------------------------------------
                                                              Robert E. Holl

Dated: June 17, 1997                                       /s/ BERTY W. JOHNSON
                                               --------------------------------------------
                                                             Berty W. Johnson

Dated: June 17, 1997                                         /s/ TAPAN MUNROE
                                               --------------------------------------------
                                                               Tapan Munroe

Dated: June 17, 1997                                       /s/ JAMES W. TOLLADAY
                                               --------------------------------------------
                                                             James W. Tolladay

Dated: June   , 1997                           --------------------------------------------
                                                           Thomas Van Groningen

                                 EXHIBIT INDEX

 EXHIBITS                                        DESCRIPTION OF EXHIBITS
-----------  ------------------------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement..................................................................           (1)
       2.1   Branch Purchase and Assumption Agreement dated June 25, 1997, between County Bank and Bank of
               America.......................................................................................
       5.1   Form of opinion of McCutchen, Doyle, Brown & Enersen, LLP.......................................
      10.1   Lease Agreement for Downtown Merced Branch (filed as exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and incorporated herein by reference).
      10.2   Lease Agreement for Administrative Offices (filed as exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and incorporated herein by reference).
      10.3   Lease Agreement for Los Banos Branch (filed as exhibit 10.3 to the Company's Annual Report on
               Form 10-K for the year ended December 31, 1995 and incorporated herein by reference).
      10.4   Architectural Agreement for Administrative Office (filed as exhibit 10.4 to the Company's Annual
               Report on Form 10-K for the year ended December 31, 1995 and incorporated herein by reference).
      10.5   Lease Agreement for Sonora Branch (filed as exhibit 10.5 to the Company's Annual Report on Form
               10-K for the year ended December 31, 1995 and incorporated herein by reference).
      10.6   1992 Stock Option Plan (filed as exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and incorporated herein by reference).
      10.7   Agreement and Plan of Acquisition dated as of March 22, 1996, between the Company and Town &
               Country Finance and Thrift Company (filed as exhibit 2.1 to the Company's Registration
               Statement on Form S-4 filed on April 3, 1996 (Registration No. 333-03174) and incorporated herein by reference).
      10.8   Employment Agreement between Thomas T. Hawker and County Bank (filed as exhibit 10 to the
               Company's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference).
      11     Statement re computation of earnings per share, included in Note 1 of the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December
               31, 1996 and incorporated herein by reference.
      13.1   The Company's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated herein by reference.
      13.2   The Company's 1996 Annual Report to Shareholders, included in its Annual Report on Form 10-K for the year ended December 31, 1996, and incorporated herein by reference.
      13.3   The Company's Quarterly Report to Shareholders on Form 10-Q for the period ended March 31, 1997, and incorporated herein by reference.
      21     List of significant subsidiaries of the Company.................................................
      23.1   Consent of KPMG Peat Marwick LLP................................................................
      23.2   Consent of McCutchen, Doyle, Brown & Enersen, LLP (included in their opinion filed as Exhibit
               5.1).
      24.1   Power of Attorney (follows signature page)

------------------------

(1) To be provided by amendment